

Allstate exists to serve customers, create opportunity for our team, generate attractive returns for investors, improve communities, and make a difference in the world.

Notice of 2023 Annual Meeting
and Proxy Statement
2022 Annual Report






Our Shared Purpose

As the good hands...

We **empower** customers with protection to help them achieve their hopes and dreams.

We **provide** affordable, simple and connected protection solutions.

We **create** opportunity for our team, economic value for our shareholders and improve communities.

our operating standards

Focus on Customers by anticipating and exceeding service expectations at low costs.

Be the Best at protecting customers, developing talent and running our businesses.

Be Bold with original ideas using speed and conviction to beat the competition.

Earn Attractive Returns by providing customer value, proactively accepting risk and using analytics.

our behaviors

Collaborate early and often to develop and implement comprehensive solutions and share learnings.

Challenge Ideas to leverage collective expertise, evaluate multiple alternatives and create the best path forward.

Provide Clarity for expected outcomes, decision authority and accountability.

Provide Feedback that is candid, actionable, independent of hierarchy and safe.



our values

Integrity is non-negotiable.

Inclusive Diversity & Equity values and leverages unique identities with equitable opportunity and rewards.

Collective Success is achieved through empathy and prioritizing enterprise outcomes ahead of individuals.

Allstate
Shareholder Letter



Adapting to the Present While Building for the Future

Allstate rapidly responded to a difficult operating environment in 2022 to mitigate negative financial results while staying on course to build a low-cost digital protection company. Financial results were below expectations with a net loss of $1.4 billion that resulted from auto insurance underwriting losses and a decline in the value of public equity investments. A comprehensive plan to increase auto insurance margins is well underway and margins are expected to increase. Despite these challenges, the strategies to increase market share in personal property-liability and expand protection offerings are on track. Allstate is creating a better future for customers, shareholders, team members and communities.

2022 Operating Performance

The decline in financial performance did not reflect the agility and precision of operating results.

- The underwriting loss was generated from auto insurance as costs to repair and replace cars and settle third-party liability claims increased by over 15% from the prior year. Increases in the estimates for auto losses from pre-2022 claims also negatively impacted 2022 results. The comprehensive program to improve auto insurance margins includes Allstate brand rate increases of 16.9%, expense reductions, tighter underwriting standards and adapting claims practices to a high inflation environment.

- Homeowners insurance continued its industry leading performance generating $681 million of underwriting income, while growing policies in force by 1.4%.

- Investment results were strong in a difficult year. A proactive approach to investing reduced exposure to higher interest rates, which avoided $2 billion of declines in the portfolio's market value. While the overall portfolio had a negative 4% return for the year, this was better than the Bloomberg Intermediate Bond and the S&P 500 equity indices which declined by 9% and 18%, respectively.

- The Protection Services businesses served more customers with broader protection and had strong operating results. Protection Plans' written premiums increased by 5% to $1.9 billion and had $150 million of Adjusted Net Income (ANI). Health and Benefits generated $222 million of ANI.

- Shareholders received cash of $3.4 billion of which $926 million was dividends, which were increased by 5% per share. Relative ownership per share increased by 6.1% in 2022 reflecting share repurchases.

A Purpose-Driven Company Powered by Purpose-Driven People

People are the key to success. The pandemic has changed the ways and places that people work. Allstate is adapting to these changes by **approaching employees as customers who are team members**.

- Employees are "purchasing" a career opportunity that includes professional growth, compensation, flexibility, inclusivity, and an opportunity to make a difference. They "pay" for this with their expertise, engagement, and commitment.

- Flexibility to work remotely or hybrid is an increasingly important part of the employee value proposition. Commuting is overrated and no one wants to drive to an office for a Zoom call. As a result, Allstate has embraced the concept of flexibility with over 80% of U.S. employees choosing remote work. This significantly reduces real estate costs but does impact collaboration and belonging.

- New ways of collaborating and creating a sense of belonging are being developed given the extent of remote work. Allstate's culture is a foundation for success so this legacy must be protected while adapting to a new work environment.

- Inclusive diversity and equity also drive belonging and commitment and improve business outcomes. Allstate's leadership position was advanced with improvements in representation, business practices and community engagement.

- These results were delivered by a team that successfully dealt with business challenges, innovated, and managed leadership transitions. The Board of Directors provides invaluable wisdom and perspective to help an outstanding team. Don Civgin retired as Vice Chair in May after 13 years. Rhonda Ferguson's passing in May stunned all of us and the team rallied to fulfill the Chief Legal Officer's responsibilities. Glenn Shapiro also retired, staying until September to support these transitions.

Once again, Allstate was included in DiversityInc's Top 50 Companies for Diversity.

Allstate was named the 21st best managed company out of over 900 companies by the Wall Street Journal/Drucker Institute and ranked 4th overall for innovation.

Climate Strategy

Increased severe weather, the transition to a lower carbon economy and higher societal expectations of business require us to incorporate climate change into strategy and operating plans. Climate change affects all four stakeholders covered by Our Shared Purpose.

- **Customers** need affordable protection from severe weather and greater resiliency and disaster response capacity. Electrification of the auto fleet also needs to be reflected in auto insurance coverages.
- **Shareholders** require a sustainable business that adapts to external changes while delivering growth and attractive returns. New investment opportunities will be realized with the transition to a lower carbon economy.
- **Allstaters** value the opportunity to help customers, seize new business opportunities and improve society since these lead to professional growth and stable employment.
- **Communities** want businesses to utilize their capabilities to create a better future and they reward them by buying their products.

Allstate has successfully adapted to increased severe weather change for over a quarter of a century. As a result, the homeowners business provides coverage to more than 7 million homes, and paid out over $11.4 billion in catastrophe losses while averaging $644 million of underwriting income annually over the last five years. Allstate also helped create public risk sharing pools in Florida, Texas, and California to provide customers with affordable protection for uninsurable risks.

Expertise and relationships are being expanded to find attractive investment opportunities from the transition to a lower carbon economy. In 2022, a commitment was made to achieve net zero emissions for Scope 1 and 2 measures by 2030. Scope 3 measures that cover the investment portfolio currently lack consistency and therefore these targets will not be established until 2025.

Creating the Future

Allstate seeks to create the future, not just react to trends. Transformative Growth in the property-liability business will improve the customer value proposition with affordable, simple, and connected protection. Becoming the lowest cost auto and home insurer will increase market share but requires significant operational changes, which are well underway.

Transformative Growth has five components and Allstate made significant progress in 2022.

- **Improve Customer Value Proposition** – Affordability was improved by lowering operating expenses. A new, digital auto insurance product was launched in two states and is expected to become available to about one-third of the U.S. through direct distribution in 2023.

- **Expand and Enhance Distribution** – Allstate brand products are available through Allstate agents, call centers and online with pricing that reflects the cost and value of each channel. National General continues to expand its relationship with independent agents.
- **Lower Customer Acquisition Costs** – Strides were made in improving marketing effectiveness, which will be critical when marketing increases as auto insurance profitability improves.
- **Build New Technology Ecosystems** – A new product management system was deployed with the new auto insurance product, increasing agility and enabling the eventual retirement of legacy technology systems.
- **Enhance Organizational Capabilities** - Digital, analytical and technology capabilities were expanded to accelerate transformation. Focus on improving decision clarity enhanced execution.

The Protection Services businesses also focused on creating the future. Protection Plans expanded into the furniture category and new international markets, building on its success in consumer electronics with U.S. retailers. Health and Benefits is implementing a new operating platform and expanding from worksite offerings to direct sales to individuals. Identity Protection upgraded its technology platform and expanded protection offerings.

Corporate Stewardship

Allstate is one of the largest "main street" protection companies in the U.S., serving over 189 million policyholders. We have grown into this responsibility since the first policy insured a 1930 Studebaker 92 years ago by focusing on customers and broadly defining our role in society. Our Shared Purpose and the Societal Engagement Framework provide clarity and structure to assess trade-offs between conflicting objectives. Allstate's legacy is built on the fortitude to lead when needed, while limiting our role to the requirements of Our Shared Purpose.

The Allstate Foundation is also embedded in our history with 70 years of improving communities. Last year thousands of non-profits were supported to disrupt the cycle of relationship abuse, empower youth through service and advance economic mobility for people of color.

Your support makes it possible for Allstate to build on this legacy, be forward-looking and live Our Shared Purpose. Together we are making a difference in the world!

Tom Wilson

Tom Wilson
Chair, President and CEO



Letter from Independent Directors



April 10, 2023

Fellow Shareholders,

2022 was a year of adaptations and persistence for Allstate. The external environment presented challenges with high inflation and declining investment values that negatively impacted earnings and economic value. Allstate has a long history of successfully navigating challenging environments and last year was no different with rapid adaptation of the annual plan while maintaining long-term value creation. This past year the Board was focused on short- and long-term priorities, risk and return, human capital and environmental, social and governance ("ESG") issues. As we approach the 2023 annual meeting, this letter highlights the Board's independent oversight of Allstate's Shared Purpose.

Operating Performance

Maintaining Allstate's operational excellence and performance is necessary for long-term growth and value creation. In 2022, operating results deteriorated with net loss of $1.4 billion and adjusted net loss* of $262 million, reflecting an underwriting loss in auto insurance and a valuation decline of equity investments. Consequently, increased Board time was spent overseeing management's actions to improve profitability. Management is successfully implementing a comprehensive profit improvement plan with Allstate brand auto insurance rate increases of 16.9%. Strong operating performance in most other businesses, coupled with the capital freed up from the divestiture of the life and annuity businesses, supported the return of $3.4 billion to shareholders in 2022 through dividends and share repurchases.

Driving Long-Term Growth

Management and the Board also focused on long-term growth while adapting to dramatic cost increases and a volatile market. Transformative Growth, a multi-year initiative to increase personal property-liability market share and expand protection offered to customers, remains at the forefront of Allstate's strategy. The Board continued its oversight of this important strategic initiative, which made substantial progress in 2022. A new automobile insurance product using state-of-the-art technology was introduced in two states with an improved customer experience and reduced costs.

Providing Effective Risk Oversight

Board oversight of risk and return practices are also critical to long-term value creation. We regularly review the company's risks related to strategic direction, financial markets, environmental sustainability, human capital, culture and investment risks.

The Board assessed risks presented by Transformative Growth, compensation programs and financial controls and also focused on the impacts of inflation, reinsurance utilization, geopolitical risk, policyholder retention and climate change. Additionally, the Board oversaw Allstate's security and data privacy programs. We supplemented our oversight with external independent resources in several important areas – compensation, cybersecurity, Board composition, and pay equity. We enhanced oversight of the independent auditors by reviewing their internal control process to ensure independence and public company oversight and completed a request for information from alternative auditors.

The Board also ensures we have the capabilities, experience and processes to provide appropriate oversight and guidance with respect to Allstate's strategy, business results, diversity, culture and societal engagement. Board and individual director performance is evaluated throughout the year. Monica Turner joined the Board, bringing extensive strategic expertise with consumer-focused brands and outstanding operational leadership capabilities, which will enhance the value added by our Board.

> The Board continued its practice of utilizing external independent resources to supplement its oversight in several key areas - compensation, pay equity, cybersecurity and Board composition.

---

* For additional information, please see Appendix A – Definitions of Non-GAAP Measures.

Sustainable Performance and ESG

Allstate's purpose is to empower customers with protection, provide opportunities to team members, create attractive returns for shareholders, and improve communities. Achieving all of these is critical to sustainable success but requires focus and clarity to balance between objectives. Allstate's focus on climate, data privacy and equity are based on a Societal Engagement Framework, which is used to evaluate, prepare and communicate Allstate's participation in societal issues. This framework evaluates issues on five criteria: importance to our ability to serve customers, level of Allstate's expertise, ability to effect change, impact on stakeholders, and risk adjusted returns.

Allstate has actively addressed the impacts of climate change on its customers for over 25 years by advocating for strong catastrophe disaster preparation and response, effective building standards and adequate risk sharing mechanisms. This year we established greenhouse gas emission reduction targets for Allstate's operations with the goal to achieve net zero emissions for direct, indirect and value-chain greenhouse gas emissions by 2030. Investment capabilities have also been expanded to improve risk adjusted returns by participating in the transition to a low-carbon economy. The Task Force on Climate-related Financial Disclosures (TCFD) and Sustainability Accounting Standards Board (SASB) reports highlight this progress.

> Allstate's shareholder engagement program is integral to the Board's oversight and decision-making process and informs important practices and policies in our strategy and compensation and ESG programs. In 2022, Allstate engaged with shareholders holding approximately 36% of outstanding shares.

Prioritizing Human Capital

Allstate's employees and agents are essential to driving future success. Several important human capital initiatives were reviewed with the Board and advanced during the year:

- **Inclusive Diversity and Equity (IDE)** – Progress was made in all three components of the multi-year IDE strategy: Representation, Business Practices and Community Engagement. Racial and gender representation increased across the company. Diverse supplier relationships were expanded. Allstate continues to be an active participant in OneTen, a cross-industry effort to create one million family sustaining jobs in America. We also completed our annual independent external pay equity analysis and publicly disclosed our EEO-1 report.
- **Succession Planning** – Allstate's breadth and depth of talent is critical to achieving Our Shared Purpose. The Board reviews senior leadership and CEO succession from both an enterprise and individual perspective in multiple sessions throughout the year.
- **Compensation** – Compensation plans are tightly linked to a broad set of performance measures. Incentive compensation plans include performance on IDE and Transformative Growth implementation. Senior leadership's annual incentives were substantially reduced given the net loss in 2022.

Your view is important to us, and we value your continued investment and support. We believe Allstate is positioned for success in the coming year and remain confident in the company's ability to accelerate sustainable growth and profitability and focus on ensuring Allstate fulfills its obligations to you, the customers and the broader community. Thank you for trusting us to oversee the long-term sustainability of Allstate.


Donald E. Brown


Siddharth N. (Bobby) Mehta


Judith A. Sprieser


Kermit R. Crawford


Jacques P. Perold


Perry M. Traquina


Richard T. Hume


Andrea Redmond


Monica Turner


Margaret M. Keane


Gregg M. Sherrill

Notice of 2023 Annual Meeting of Shareholders

Items of Business

Board Recommendation

1

Election of 12 directors

FOR each nominee
See pages 18-25 ▶

2

Say-on-pay: advisory vote on the compensation of the named executives

FOR
See pages 61-86 ▶

3

Say-on-frequency: advisory vote on the frequency of future advisory votes on the compensation of the named executives

EVERY YEAR
See page 107 ▶

4

Ratification of appointment of Deloitte & Touche LLP as Allstate's independent registered public accountant for 2023

FOR
See pages 108-111 ▶

In addition, any other business properly presented may be acted upon at the meeting.

By Order of the Board,

Christine DeBiase

Christine DeBiase
Secretary
April 10, 2023

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 23, 2023
The Notice of 2023 Annual Meeting, Proxy Statement, and 2022 Annual Report and the means to vote by Internet are available at proxyvote.com.



Date and Time
Tuesday, May 23, 2023, at 11:00 a.m. Central time. Admittance to the webcast begins at 10:30 a.m.



Virtual (Online Only)
www.virtualshareholder meeting.com/ALL2023



Record Date
Holders of Allstate common stock at the close of business on March 24, 2023. Each share of common stock is entitled to one vote for each director candidate and one vote for each of the other proposals.



Participation
Shareholders who wish to participate in the meeting should review **pages 114-117.**



Date of Mailing
On or about April 10, 2023, these proxy materials and annual report are being mailed or made available to shareholders and to participants in the Allstate 401(k) Savings Plan.

How to Vote in Advance
Your vote is important. Please vote as soon as possible by one of the methods shown below. **Make sure to have your proxy card, voting instruction form, or notice of Internet availability in hand and follow the instructions.** You may also vote during the annual meeting by visiting www.virtualshareholdermeeting. com/ALL2023, entering your control number, and following the instructions.



By Telephone
In the U.S. or Canada, you can vote your shares toll-free by calling 1-800-690-6903.



By Mail
You can vote by mail by marking, dating, and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.



By Internet
You can vote your shares online at proxyvote.com.



By Tablet or Smartphone
You can vote your shares with your tablet or smartphone by scanning the QR code.

Participating in our Annual Meeting

The 2023 annual meeting will be held in a virtual meeting format since it provides greater access and participation opportunities for shareholders.

Virtual Meetings Increase Participation

SHAREHOLDER ATTENDANCE



In-Person Meeting	Virtual Meeting		
34	87	70	74
2019	2020	2021	2022

SHAREHOLDER QUESTIONS ANSWERED DURING THE MEETING



In-Person Meeting	Virtual Meeting		
1	7	10	13
2019	2020	2021	2022

Who can participate in the Virtual Annual Meeting? If you plan to participate in the annual meeting, you must be a holder of Allstate shares as of the record date of March 24, 2023, or hold a legal proxy for the meeting provided by your bank, broker, or nominee. **To be admitted to the annual meeting webcast at www.virtualshareholdermeeting.com/ALL2023, you must enter the 16-digit control number found on your proxy card, voting instruction form or notice of Internet availability.** You may log into the meeting platform beginning at 10:30 a.m. Central time on May 23, 2023. The meeting will begin promptly at 11 a.m. Central time on May 23, 2023. The virtual meeting platform is fully supported across browsers (Firefox, Chrome, Microsoft Edge, and Safari) and devices (desktops, laptops, tablets and cell phones) running the most updated version of applicable software. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.

How can I vote at the meeting? You may vote during the annual meeting by following the instructions available on the meeting website during the meeting. **Whether or not you participate in the annual meeting, we encourage you to vote and submit your proxy in advance of the meeting by one of the methods described in these proxy materials.**

How can I ask a question at the meeting? This year's shareholders' question and answer session will include questions submitted in advance of, and questions submitted live during, the annual meeting. You may submit a question in advance of the meeting beginning at 8:30 a.m. Central time on May 19, 2023, and until 11:59 p.m. Central time on May 22, 2023, at www.proxyvote.com after logging in with your 16-digit control number. Once past the login screen, click on "Question for Management," typing your question and clicking "Submit." Alternatively, questions may be submitted during the annual meeting through www.virtualshareholdermeeting.com/ALL2023, by typing your question into the "Ask a Question" field and clicking "Submit." We will try to answer as many questions as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition. Any questions pertinent to meeting matters that cannot be answered during the meeting due to time constraints will be posted online at www.allstateinvestors.com.

Who do I contact about technical difficulties? If you encounter any difficulties accessing the meeting during the meeting time, please call the technical support number at (844) 986-0822. The technical support number will also be posted on the meeting website.

Will a replay of the meeting be available? Following completion of the meeting, a webcast replay will be posted online to our Investor Relations website at www.allstateinvestors.com for one year.

Table of Contents

New and Frequently Requested Information **NEW**

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https://www.allstate.com



Proxy Summary

About Allstate

Allstate is one of the nation's largest insurers with 189.1 million policies in force, protecting cars, homes, motorcycles, health, disability, lives, personal devices and identities. Its products are sold through Allstate agents, independent agents, call centers, online, major retailers and voluntary benefits brokers. The company harnesses the talent of approximately 54,500 employees, 10,100 exclusive Allstate agents and agent support staff, and 51,900 independent agents.

What We Do

Allstate empowers customers with protection to help them achieve their hopes and dreams. We do this by leveraging innovative, industry-leading technology to provide customers with affordable, simple and connected solutions. We offer a wide range of protection products and services for customers automobiles, homes, personal property, health, income and identities.

Allstate was ranked #21 on the Drucker Institute list of the nation's 250 best managed companies.

Allstate's Strategy to Increase Shareholder Value

Allstate's strategy has two components: increase personal property-liability market share and expand protection offerings by leveraging the Allstate brand, customer base and capabilities. We are accomplishing this through the use of differentiated products, analytical expertise, telematics and an integrated digital enterprise that leverages data and technology to execute processes with a focus on greater effectiveness and efficiency.


Increase Personal Property-Liability Market Share
Allstate. You're in good hands.
NATIONAL GENERAL an Allstate company
Answer financial
Leveraging Allstate brand, customer base and capabilities
Expand Protection Solutions
Allstate PROTECTION PLANS
Allstate DEALER SERVICES
arity
Allstate BUSINESS INSURANCE
Allstate BENEFITS
Avail protected by Allstate
Allstate HEALTH SOLUTIONS
Allstate ROADSIDE
Allstate IDENTITY PROTECTION

Our Strategic Priorities

Executing comprehensive plan to improve profitability

Auto insurance margins need to be returned to pre-pandemic levels, amongst the best in the industry. Allstate brand auto insurance rate increases of 16.9% were implemented in 2022 and meaningful rate increases will likely continue through 2023. Allstate also implemented stricter auto new business underwriting requirements. We achieved half of our targeted ~6.0 point reduction in adjusted expense ratio* from 2018 to 2024 and reduced advertising spend. Claims practices were modified to manage loss costs and innovation and analytics were leveraged to drive accuracy and operational efficiency.

Generating profitable growth in Protection Services

Revenue from Allstate Protection Services was 5% higher than the prior year, generating approximately 5% of total Allstate revenues in 2022. Growth strategies for Health and Benefits, Protection Plans and Identity Protection also advanced.

Reducing investment portfolio exposure to higher interest rates and economic recession

Higher investment yields benefitted Net Investment Income. The portfolio was positioned defensively to higher rates driven by inflation and recession sensitive assets. This mitigated the negative impact of falling valuations in fixed income and equity markets.

Transformative Growth

Our Transformative Growth strategy is a multi-year initiative to increase personal property-liability market share by building a low-cost digital insurer with broad distribution of affordable, simple and connected protection. This strategy will be driven by a new business model, capabilities and culture that continually transform to better serve customers. We are making significant progress across all five components of this strategy:

01 Improve Customer Value

- Improving the competitive prices of products through lower costs, increased price sophistication and telematics
- Increasing engagement with the Allstate Mobile app and new business penetration of telematics products, including pay-per-mile insurance
- Providing additional consumer-focused protection solutions

02 Expand Customer Access

- Transforming the Allstate agent sales system to enable more growth at a lower cost by incentivizing agents to focus on sales, while expanding our distribution capacity through new agent models
- Increasing direct channel distribution effectiveness and efficiency
- Growing National General by broadening the Allstate brand capabilities and data to expand product offerings using independent agency relationships

03 Increase Customer Acquisition Sophistication

- Improving the effectiveness of customer acquisition by expanding lead management, building data capabilities and utilizing household insights

04 Modernize Technology Ecosystems

- Deploying a new technology ecosystem to deliver affordable, simple, and connected experiences and products at a lower cost, which will also lead to the retirement of legacy systems

05 Drive Organizational Transformation

- Enhancing and expanding organizational capabilities by increasing digital expertise, process redesign, decision clarity, and employee empowerment and diversity


Digital technology ecosystems
Expense reductions
Increase sophistication and investment in customer acquisition
Personal Property-Liability Flywheel of Growth
Low prices/ attractive returns
Enhanced and expanded distribution
Simple and connected protection solutions

Link to Executive Compensation Component

Items in Force Growth relative to competitors is a measure for the Performance Stock Awards to measure progress on Allstate's strategies

Allstate's 2022 Operating Priorities

Better Serve Customers
Enterprise Net Promoter Score, which measures how likely customers are to recommend Allstate, finished below the prior year, reflecting substantial price increases necessary to offset higher loss costs.

Grow Customer Base
Consolidated policies in force reached 189.1 million, a 1.0% decrease from prior year. Property-Liability policies in force increased by 0.7% compared to the prior year, as continued growth at National General was offset by the Allstate brand. Protection Services policies in force declined 1.4%, primarily due to expiring low average premium policies from a major retail account that ended in 2019.

Achieve Target Economic Returns On Capital
Return on average Allstate common shareholders' equity was (7.3)% in 2022. The Property-Liability combined ratio of 106.6 for the full year increased compared to the prior year primarily driven by higher auto losses. A comprehensive profitability plan is being executed.

Proactively Manage Investments
Net investment income of $2.4 billion in 2022 was $890 million below prior year as higher market-based investment income was more than offset by lower performance-based results. Total return on the $61.8 billion (as of 12/31/22) investment portfolio was (4.0)% in 2022 and compares favorably to full year 2022 performance of the S&P 500 of (18.1)% and the Bloomberg Intermediate Bond return of (9.4)%. Proactive portfolio actions to reduce inflation and economic risk by shortening fixed income duration mitigated portfolio losses by approximately $2 billion this year.

Build Long-Term Growth Platforms
Allstate made substantial progress in advancing Transformative Growth initiatives in 2022, including continued cost reductions, deploying a new property-liability technology platform and a new Affordable, Simple, Connected auto insurance offering in two states. National General is meeting or exceeding acquisition performance targets with the objective of building a strong competitive position in independent agent distribution. Protection Services has increased revenues, particularly Allstate Protection Plans. Arity continued to expand its data acquisition platform and launched Arity IQ, a product to improve new business profitability for auto insurers.

Link to Executive Compensation Component
Allstate's executive compensation program is designed to ensure that the interests of our executives are aligned with those of our shareholders. We establish a strong nexus between performance measures and strategic objectives, which are also linked to operating priorities designed to create long-term shareholder value.

Financial Highlights

ADJUSTED NET INCOME*



2022	($262M)
2021	$4.03B
2020	$4.51B

ADJUSTED NET INCOME RETURN ON ALLSTATE COMMON EQUITY*



2022	(1.3%)
2021	16.9%
2020	19.2%

ADJUSTED NET INCOME PER COMMON SHARE*



2022	($0.97)
2021	$13.48
2020	$14.29

NET INCOME APPLICABLE TO COMMON SHAREHOLDERS



2022	($1.42B)
2021	$1.49B
2020	$5.46B

BOOK VALUE PER COMMON SHARE



2022	$58.07
2021	$81.52
2020	$91.50

POLICIES IN FORCE



2022	50.3M	138.7M
2021	49.9M	141.1M
2020	44.9M	129.0M

■ Excluding Allstate Protection Plans
■ Allstate Protection Plans

TOTAL SHAREHOLDER RETURN VS. PEER[1] **RETURNS**



■ Allstate
■ P&C Peers[2]
■ Peers[2]
■ Life Peers[2]

1 Yr	18.3%
	15.1%
	13.5%
	9.7%
3 Yr	29.9%
	55.9%
	49.3%
	40.4%
5 Yr	45.1%
	86.4%
	80.6%
	69.8%

* For definitions of these terms, please see the definitions of non-GAAP measures on **pages 118-120** of our 2023 Proxy Statement.

[1] The peers are listed on **page 69**.

[2] Market Cap Weighted Average

Sustainability Highlights

See pages 52-59 for further information. ▶

See page 60 for information about the Board's role in overseeing ESG. ▶

Environmental, social and governance ("ESG") matters are fundamentally connected to Allstate's business strategies. Ensuring products and services are accessible, competitively priced, and mindful of environmental and social impacts is essential. ESG is managed through the lens of People, Planet and Prosperity and ESG issues are prioritized on their alignment to Our Shared Purpose, the Societal Engagement Framework, and long-term enterprise value creation.

Pillars of ESG Value Creation

People



Allstate is a purpose-driven company powered by purpose-driven people

Allstate's employees and agents are essential to achieving Our Shared Purpose. As Transformative Growth is accelerated, the focus is on how we recruit, retain, develop and engage employees while also focusing on the creation of an inclusive, diverse and equitable culture. Allstate strives to motivate employees and harness their diverse perspectives through leading employment practices. Employability is enhanced with training, mentoring and investing in professional growth.

Planet



Allstate is developing products and services that address climate change and aligning our investment practices to support our sustainability goals

Ensuring Allstate's products are accessible, competitively priced and mindful of environmental and social impacts is an essential component of the Transformative Growth strategy. Another way to provide security and protection for customers is through our activities as an institutional investor, recognizing that climate-related issues can influence investment performance. Allstate's investment analysis and decision-making processes consider these issues along with our values.

Prosperity



Allstate is protecting customers' information and empowering them with more control over their personal data

Because of the products and services provided, customers entrust Allstate with their data and have an expectation of privacy and security around that data. This creates both business opportunities and constraints as Allstate works to safeguard consumer data while using that data to better serve customers.

Primary focus on three ESG issues:

Climate, Data Privacy, and Inclusive Diversity and Equity

Climate change impacts customers and shareholders. Customer homes are subject to increasingly severe weather catastrophes. In 2022, Allstate incurred 124 natural-catastrophe events, totaling $3.1 billion. Catastrophic losses create volatility in shareholder returns.

Data privacy protects customers and is a growth opportunity. Protecting data and sensitive information is important to maintain trust in the Allstate brand. Allstate provides identity protection products to over 3 million individuals, empowering them with more control over their personal data.

Inclusive diversity and equity (IDE) creates a culture and team to drive success. An inclusive culture that supports the attraction, retention and development of diverse talent is necessary to meet diverse customer needs. IDE is integrated into business via policies, processes, and decision-making. IDE performance is reviewed by the Board twice a year and is a component of executive compensation.

Our Sustainability website includes further details on Allstate's initiatives.

https://www.allstatesustainability.com





Climate

Climate change is one of the most critical challenges threatening customers, businesses and communities. Today, a natural catastrophe that exceeds $1 billion occurred every 18 days, a 400% increase from 1980. This creates additional risks for customers and shareholders, but also offers opportunities to leverage Allstate's capabilities and support proactive public policy initiatives.

2022 Accomplishments

- Publicly committed to be net zero for direct, indirect and value-chain GHG emissions by 2030
- Cut energy use beyond our original targets and significantly reduced our GHG emissions
- Committed $469 million to climate-related opportunities between 2021 and 2022, exceeding our goal of $375 million
- Achieved green or healthy building certification for 100% of newly acquired buildings
- Discouraged excess waste and encouraged recycling through centralized waste collection



Data Privacy

Business practices are designed to protect data and keep sensitive information safe. We empower people with control over their personal data through transparency, offering solutions and leading others to do the same through four key avenues: policy and legislation, governance, products and services, and partnerships.

2022 Accomplishments

- Implemented a digital ethics framework to provide actionable guidance to identify and address ethical concerns in the use of innovative technologies, like artificial intelligence
- Introduced an innovative personal information anonymization framework that respects privacy while still allowing the company to use data insights to drive new service and product developments
- Continued to grow Allstate Identity Protection (AIP), with over 3 million individuals protected as of year-end 2022



Inclusive Diversity and Equity

IDE is one of three core values in Our Shared Purpose. Allstate's IDE strategy is focused on the four pillars of Business Practices, Culture, People and Community to leverage diverse talent, perspectives and experiences and foster an inclusive and equitable workplace. Allstate tracks workforce composition data over time to determine if it is making appropriate progress in advancing gender and racial/ethnic representation in the employee population and discloses its progress. As part of Allstate's commitment to fair and equitable compensation practices, a pay equity analysis is completed on an annual basis. Allstate continuously strives to build awareness and drive action to be a differentiated leader in IDE.

2022 Accomplishments

- Continued to drive skills-based hiring without degree requirements on job postings for Black talent. In 2022, in partnership with OneTen, Allstate hired over 340 Black individuals into family sustaining jobs without a four-year degree, exceeding our annual goal by over 159%.
- Implemented a monthly IDE Talent Scorecard to drive leadership accountability for developing a diverse team
- In 2022, Allstate launched the IDE A.C.T. (Accountability, Clarity, Transparency) Framework, integrating IDE strategy, goals, and collaboration across Allstate. This model ensures joint accountability, drives lower cost execution, and reduces complexity by clarifying roles and creating an IDE ecosystem of sharing and business area partnership with IDE leadership.
- Named among DiversityInc's Top 50 Companies for Diversity for the 19th consecutive year

1 Election of 12 Directors

✓ The Board recommends a vote FOR each nominee

Donald E. Brown	Kermit R. Crawford	Richard T. Hume	Margaret M. Keane	Siddharth N. (Bobby) Mehta
Jacques P. Perold	Andrea Redmond	Gregg M. Sherrill	Judith A. Sprieser	Perry M. Traquina
Monica Turner	Thomas J. Wilson			

See pages 18-51 for further information. ▶

- All candidates are highly successful executives with relevant skills and expertise
- Average independent director tenure of 7.6 years, with 11 of 12 director candidates independent of management
- Diverse slate of directors with broad leadership experience; 58% of the nominees bring gender or ethnic diversity, including three of the four committee chairs
- Industry-leading shareholder engagement program and highly-rated corporate governance practices

Donald E. Brown, 51
Executive Vice President and Chief Innovation Officer of NiSource, Inc.
Tenure: **3**
Other Public Boards: **0**
Committees: **A** **N**

Kermit R. Crawford, 63
Former President and Chief Operating Officer of Rite Aid Corporation
Tenure: **10**
Other Public Boards: **2**
Committees: **A** **E** **R**

Richard T. Hume, 63
CEO of TD SYNNEX
Tenure: **3**
Other Public Boards: **1**
Committees: **C** **R**

Margaret M. Keane, 63
Former Chair, CEO and President of Synchrony Financial
Tenure: **5**
Other Public Boards: **0**
Committees: **C** **N**

Siddharth N. (Bobby) Mehta, 64
Former President and CEO of TransUnion
Tenure: **9**
Other Public Boards: **2**
Committees: **R** **A** **E**

Jacques P. Perold, 64
Former President of Fidelity Management & Research Company
Tenure: **7**
Other Public Boards: **1**
Committees: **A** **R**

Independence
92%
11 out of 12 directors

Gender/Ethnic Diversity
58% Directors   **75%** Committee chairs

Balanced Tenure
3 <5 years   **6** 5-10 years   **3** >10 years

- ■ Committee Chair
- **A** Audit Committee
- **C** Compensation and Human Capital Committee
- **E** Executive Committee
- **N** Nominating, Governance and Social Responsibility Committee
- **R** Risk and Return Committee

Andrea Redmond, 67
Former Managing Director of Russell Reynolds Associates Inc.
Tenure: **13**
Other Public Boards: **0**
Committees: **N** **C** **E**

Gregg M. Sherrill, 70
Former Chair and CEO of Tenneco Inc.
Tenure: **5**
Other Public Boards: **1**
Committees: **E** **N**

Judith A. Sprieser, 69
Former CEO of Transora Inc. and senior executive at Sara Lee Corporation
Tenure: **23**
Other Public Boards: **2**
Committees: **C** **R**

Perry M. Traquina, 66
Former Chairman, CEO, and Managing Partner of Wellington Management Company LLP
Tenure: **6**
Other Public Boards: **2**
Committees: **C** **E** **R**

Monica Turner, 57   **NEW**
President, North America at Procter & Gamble
Tenure: **<1 year**
Other Public Boards: **0**
Committees: [1]

Thomas J. Wilson, 65
Chair, President, and CEO of The Allstate Corporation
Tenure: **16**
Other Public Boards: **0**
Committees: **E**

[1]   Consistent with past practice, Ms. Turner's committee assignments will be established during her first year of service.

Nominees' Skills and Experiences Advance Our Strategy

Allstate has a well-rounded and diverse Board that is independent with the institutional knowledge of longer-tenured directors and fresh perspectives brought by newer directors. Directors have a variety of skills and experiences developed across a broad range of industries and other public company boards. This enables effective oversight of the business and incorporates best practices from other companies.

	Key Skill or Qualification	Link to Strategy	% of Directors
	Core Competencies		
	Strategic and Operational Oversight	A practical understanding of developing, implementing and assessing business strategies, key initiatives and annual business plans.	**100%**
	Shareholder Advocacy	Brings perspective in understanding shareholder expectations and driving change based on engagement feedback.	**100%**
	Corporate Governance	Supports Allstate's goals of strong Board and management accountability, transparency, responsiveness and protection of shareholder interests.	**100%**
	Leadership	Strong leadership qualities encourage robust and thoughtful dialogue and decision-making and provides succession planning opportunities for Board and committee leadership roles.	**100%**
	Additional Capabilities		
	Financial Services	Assists with understanding the business and strategy of our company.	**67%**
	Risk Management	Aids in the Board's role in overseeing the risks facing our company and provides effective oversight of our enterprise risk and return management ("ERRM") program.	**100%**
	Accounting and Finance	Financial reporting, audit knowledge, and experience in capital markets are elements of Allstate's success.	**92%**
	Technology and/or Cybersecurity	Relevant to how Allstate approaches improving its internal operations and the customer experience and protects customer information.	**75%**
	Global Perspective	Provides valuable insights on how Allstate should continue to grow and manage its businesses outside the United States.	**67%**
	Complex, Highly Regulated Business	Our business is regulated in all 50 states and is subject to government regulations by the U.S. federal government, Canada and other countries.	**83%**
	Sustainability	Sustainability drives long-term value creation, and as a public company and good corporate citizen, shareholders expect effective oversight and transparency.	**100%**
	Succession Planning and Human Capital Management	Ensures that Allstate has sufficient talent, robust development and retention practices and supporting our commitment to further inclusive diversity and equity.	**100%**
	Innovation and Customer Focus	Helps Allstate grow its brand, enhance its reputation, generate disruptive innovation, and extend or create new business models.	**100%**
	Government, Public Policy and Regulatory Affairs	Assists in identifying and understanding compliance issues and the effect of governmental actions on our business.	**75%**

See page 29 for a presentation of our nominating process, including an ongoing review of board skills and experiences to align with Allstate's strategy.

Relevant Skills and Experience

 **58%**
board governance experience

7 currently serve on other public company boards

 **83%**
corporate leadership experience

10 serve or served as a CEO or President

NEW ### What's New



Ms. Turner was welcomed to the Board this year. She brings strong consumer product, business transformation experience, and operating expertise.

2 Say-on-Pay: Advisory Vote on the Compensation of the Named Executives

✓ The Board recommends a vote FOR this proposal.

See pages 61-86 for further information. ▶

- Independent oversight by compensation and human capital committee with the assistance of an independent consultant
- Executive compensation targeted at 50th percentile of peers and aligned with short- and long-term business goals and strategy

- Compensation programs are working effectively. Annual incentive compensation funding for our named executives in 2022 was 57.5% of target, as formulaic result was reduced by 50% due to negative Net Income. Annual performance was above maximum performance on Total Premiums and Net Investment Income, below threshold performance on Performance Net Income, and above target performance on the Strategic Initiatives Scorecard.

2022 Compensation Program Components

Allstate's executive compensation program reflects our pay-for-performance culture and supports shareholder alignment while also incentivizing our executives:

	Cash		Long-Term Equity-Based Incentive	
COMPONENT	**Salary**	**Annual Cash Incentive**	**Performance Stock Awards**	**Stock Options**
LINK TO SHAREHOLDER VALUE	Targeted at 50th percentile of peers to support Allstate's goal of attracting and retaining top executive talent which ensures strong leadership over Allstate's businesses.	Motivates and rewards executives for performance on key strategic, operational and financial measures during the year. Targets established based on company performance against four measures: Total Premiums, Performance Net Income, Net Investment Income and the Strategic Initiatives Scorecard.	Motivates and rewards executives for performance on key long-term measures and aligns the interests of executives with long-term shareholder value. Performance stock awards ("PSAs") vest based on results for Average Performance Net Income Return on Equity ("ROE"), Relative Total Shareholder Return and Items in Force Growth.	Stock options comprise 40% of equity incentives granted and further align the interests of executives with long-term shareholder value.
	Fixed	**Performance-Based/At-Risk**		

Target Compensation Mix

CEO — At-Risk Performance-Based Pay: 91%

9% Base Salary	**26%** Annual Cash Incentive	**40%** Performance Stock Awards	**25%** Stock Options

Performance Metrics

35% Total Premiums
35% Performance Net Income
10% Net Investment Income
20% Strategic Initiatives Scorecard

50% Average Performance Net Income ROE
30% Relative TSR
20% Items in Force Growth

OTHER NEOs

17% Base Salary	**26%** Annual Cash Incentive	**34%** Performance Stock Awards	**23%** Stock Options

At-Risk Performance-Based Pay: 83%

3 Say-on-Frequency: Advisory Vote on the Frequency of Future Advisory Votes on the Compensation of the Named Executives

✔ **The Board recommends that you vote to conduct future advisory votes on executive compensation EVERY YEAR.**

See page 107 for further information. ▶

- Allstate's shareholders have expressed interest in annual say-on-pay proposals
- The Board values the opportunity to receive annual feedback to respond to changing market conditions
- It is market practice to conduct a say-on-pay vote on an annual basis
- The next say-on-frequency vote will be held at the 2029 annual meeting

4 Ratification of Deloitte & Touche LLP as the Independent Registered Public Accountant for 2023

✔ **The Board recommends a vote FOR this proposal.**

See pages 108-111 for further information. ▶

- Independent firm with few ancillary services and reasonable fees
- Significant industry and financial reporting expertise
- The audit committee annually evaluates Deloitte & Touche LLP and determined that its retention continues to be in the best interests of Allstate and its shareholders

Corporate Governance

1 Election of 12 Directors

What am I voting on?

The Board recommends 12 nominees for election to the Allstate Board for one-year terms beginning in May 2023 and until a successor is duly elected and qualified or his or her earlier resignation or removal.

Overview

- All candidates are highly successful executives with relevant skills and expertise
- Average independent director tenure of 7.6 years, with 11 of 12 director candidates independent of management
- Diverse slate of directors with broad leadership experience; 58% of the nominees bring gender or ethnic diversity, including three of the four committee chairs
- Industry-leading shareholder engagement program and highly-rated corporate governance practices

Voting recommendation

The Board recommends a vote FOR each director nominee.



Each nominee was previously elected at Allstate's annual meeting of shareholders on May 24, 2022, for a one-year term, with the exception of Ms. Turner who joined the Board in 2023. The Board expects all nominees named in this proxy statement to be available for election. If any nominee is not available, then the proxies may vote for a substitute. On the following pages, we list the reasons for nominating each individual.

The Director Nominees at a Glance

Name and Principal Occupation	Black/African American	Asian/Other Pacific Islander	White/Caucasian	Gender	Age	Tenure (years)	Board Committees	Number of Other Public Company Boards	Financial Services	Risk Management	Accounting and Finance	Technology and/or Cybersecurity	Global Perspective	Complex, Highly Regulated Business	Sustainability	Succession Planning and Human Capital Management	Innovation and Customer Service	Government, Public Policy and Regulatory Affairs
Thomas J. Wilson Chair, President, and CEO of The Allstate Corporation			●	M	65	16	E	0	●	●	●	●	●	●	●	●	●	●
Donald E. Brown Executive Vice President and Chief Innovation Officer of NiSource, Inc.	●			M	51	3	A N	0		●	●	●		●	●		●	●
Kermit R. Crawford Former President and Chief Operating Officer of Rite Aid Corporation	●			M	63	10	A E R	2		●	●			●	●		●	●
Richard T. Hume CEO of TD SYNNEX			●	M	63	3	C R	1		●	●	●	●			●	●	
Margaret M. Keane Former Chair, CEO and President of Synchrony Financial			●	F	63	5	C N	0	●	●	●	●		●	●	●	●	●
Siddharth N. (Bobby) Mehta Former President and CEO of TransUnion		●		M	64	9	R A E	2	●	●	●	●	●	●	●	●	●	●
Jacques P. Perold Former President of Fidelity Management & Research Company			●	M	64	7	A R	1	●	●	●	●		●	●		●	
Andrea Redmond Former Managing Director of Russell Reynolds Associates Inc.			●	F	67	13	N C E	0	●	●			●	●	●	●	●	●
Gregg M. Sherrill Former Chair and CEO of Tenneco Inc.			●	M	70	5	E N	1		●	●			●	●	●	●	●
Judith A. Sprieser Former CEO of Transora Inc. and senior executive at Sara Lee Corporation			●	F	69	23	C R	2	●	●	●			●	●	●	●	
Perry M. Traquina Former Chairman, CEO, and Managing Partner of Wellington Management Company LLP			●	M	66	6	C E R	2	●	●	●	●	●	●	●		●	●
Monica Turner President, North America at Procter & Gamble	●			F	57	‹1		0	●	●	●	●	●			●	●	●

Skills and Experiences

■ Committee Chair   **A** Audit Committee   **C** Compensation and Human Capital Committee   **E** Executive Committee   **N** Nominating, Governance and Social Responsibility Committee   **R** Risk and Return Committee

Director Nominees



Donald E. Brown

Independent
Age 51

Director since 2020
3 years of tenure

Professional Experience

- Current Executive Vice President and Chief Innovation Officer of NiSource, Inc., a highly regulated natural gas and electric utilities company serving customers across multiple states.
- Former EVP and CFO of NiSource, Inc.

Other Public Board Service

- None

Key Experience and Qualifications

Risk Management: Overall responsibility for identifying and evaluating financial risk exposures and determining steps to mitigate those risks.

Accounting and Finance: Significant financial and accounting experience leading the financial operations of one of the largest utility companies in the country.

Technology and/or Cybersecurity: In-depth understanding of technological advancements and operational transformation to enhance the customer experience.

Complex, Highly Regulated Businesses: Regulatory expertise within the heavily regulated utilities industry.

Sustainability: Experience developing and leading transition to a less carbon-intensive business model.

Succession Planning and Human Capital Management: Responsibilities as senior leader at NiSource include oversight of employee recruitment, development and retention, as well as leadership of large teams.

Innovation and Customer Focus: Experience overseeing business focused on delivering safe, reliable and efficient services to customers and communities.

Government, Public Policy and Regulatory Affairs: Deep understanding of compliance and governmental requirements as a senior leader of one of the largest fully regulated utility companies in the United States.

Committee Assignments and Rationale

A Audit Committee

- Multiple leadership positions with financial oversight responsibility, including as former CFO at NiSource.

N Nominating, Governance and Social Responsibility Committee

- Management and leadership experience as senior leader of NiSource, including oversight of employee talent and retention programs.
- Experience leading climate strategies for large gas and electric company.



Kermit R. Crawford

Independent
Age 63

Director since 2013
10 years of tenure

Professional Experience

- Former President and Chief Operating Officer of Rite Aid Corporation, which operates one of the leading retail drugstore chains in the United States.
- Former Executive Vice President and President, Pharmacy, Health and Wellness for Walgreens Co., which operates one of the largest drugstore chains in the United States.
- Former Director of TransUnion and LifePoint Health.

Other Public Board Service

- C.H. Robinson (2020–present)
- Visa (2022-present)

Key Experience and Qualifications

Risk Management: Deep understanding of consumer experiences and insights, as well as extensive experience in business strategy and risk management.

Accounting and Finance: Responsible for all operational aspects of large drugstore chains throughout country, including financial results.

Technology and/or Cybersecurity: Effectively led operational change, including through the use of technology.

Complex, Highly Regulated Businesses: Expertise assessing the strategies and performance of a geographically distributed and consumer-focused service business in a highly competitive industry.

Sustainability: Over 30 years of operational experience with consumer and retail companies that included driving sustainability initiatives.

Succession Planning and Human Capital Management: Responsibilities as senior leader at leading retail drugstore chain included leadership of large divisions and human capital priorities and culture.

Innovation and Customer Focus: Effectively oversaw transition of pharmacy experience from a model focused primarily on drug delivery to a pharmacist-patient centric model.

Government, Public Policy and Regulatory Affairs: Understanding of legal and regulatory requirements relevant for large, public companies to ensure compliance.

Committee Assignments and Rationale

A Audit Committee (Chair)

- Responsibility for all aspects of strategic, operational, and profit and loss management of two of the largest drugstore chains in the United States.
- Board leadership and nine years tenure on Allstate Board.
- Former member of the audit committee at TransUnion and the audit and compliance committee at LifePoint Health.

N Risk and Return Committee

- Operational experience at large, geographically dispersed service organizations.
- Chair of Allstate audit committee.



Richard T. Hume

**Independent
Age 63**

**Director since 2020
3 years of tenure**

Professional Experience

- Current CEO and director of TD SYNNEX, a global IT distribution and solutions company.
- Former COO of Tech Data Corporation.
- Former General Manager and COO, Global Technology Services at IBM.

Other Public Board Service

- TD SYNNEX (2021–present)

Key Experience and Qualifications

Risk Management: Deep understanding of risk evaluation and management throughout business transformation.

Accounting and Finance: Strong operational experience through various roles, including overseeing financial and accounting operations.

Technology and/or Cybersecurity: Extensive technology background as a senior leader at IBM and CEO of an IT distribution and solutions company.

Global Perspective: Experience overseeing all aspects of global operations of TD SYNNEX.

Sustainability: Experience developing and driving sustainability initiatives in role as CEO of public company.

Succession Planning and Human Capital Management: Significant management and succession planning experience through various senior leadership roles.

Innovation and Customer Focus: Experience overseeing innovative strategy, technological advancement and transformative growth in global business services.

Committee Assignments and Rationale

C Compensation and Human Capital Committee

- Significant management experience leading large companies as CEO and COO.
- Comprehensive market knowledge of executive compensation, recruitment and succession practices as CEO of TD SYNNEX.

R Risk and Return Committee

- In-depth understanding of technology, innovation and transformative growth.
- Responsibility for strategic direction of large technology company.



Margaret M. Keane

**Independent
Age 63**

**Director since 2018
5 years of tenure**

Professional Experience

- Former Chair, CEO and President of Synchrony Financial, a consumer financial services company.
- Former President and CEO of GE Capital Retail Finance.

Other Public Board Service

- Synchrony Financial (2014–2023)

Key Experience and Qualifications

Financial Services: Extensive operational and strategic experience in the consumer financial services industry as CEO of Synchrony Financial.

Risk Management: In-depth understanding and experience in risk and return management as CEO of financial services company.

Accounting and Finance: Responsible for overall operations of large financial services company.

Technology and/or Cybersecurity: Valuable insights into innovation and technology transformation strategies for large financial services company.

Complex, Highly Regulated Businesses: Successful leadership experience across roles spanning consumer finance, vendor financial services, operations and quality.

Sustainability: Drove various sustainability priorities and programs throughout tenure as CEO, including diversity and inclusion initiatives.

Succession Planning and Human Capital Management: Significant experience in developing succession planning and performance goals as CEO of Synchrony.

Innovation and Customer Focus: Led strategic and technology transformation in rapidly changing consumer payments industry.

Government, Public Policy and Regulatory Affairs: Experience working with Business Roundtable to promote a thriving U.S. economy and expanded opportunity for all Americans through sound public policy.

Committee Assignments and Rationale

C Compensation and Human Capital Committee

- Substantial experience in establishing management performance objectives and specific goals.
- Significant market knowledge of executive compensation as the former CEO of Synchrony Financial.

N Nominating, Governance and Social Responsibility Committee

- Board leadership as former Chair of Synchrony Financial.
- Thought leader and driver of inclusion and diversity initiatives.



Siddharth N. (Bobby) Mehta

Independent
Age 64

Director since 2014
(9 years of tenure)

Professional Experience

- Former President and CEO of TransUnion, a global provider of credit information and risk management solutions.
- Former Chairman and CEO, HSBC North America Holdings Inc.
- Former CEO, HSBC Finance Corporation.
- Former Director of TransUnion and Piramal Enterprises Ltd.

Other Public Board Service

- JLL (Jones Lang LaSalle Incorporated) (2019–present)
- Northern Trust Corp. (2019–present)

Key Experience and Qualifications

Financial Services: Extensive operational and strategic experience in the industry as CEO of TransUnion and HSBC.

Risk Management: Deep understanding of identifying and managing risk within global risk and information solutions provider.

Accounting and Finance: Multiple leadership positions with financial and accounting oversight responsibility throughout career.

Technology and/or Cybersecurity: Experience overseeing cybersecurity risk initiatives and programs as director at other public companies.

Global Perspective: Demonstrated leadership that increased revenues and global reach through the use of technology.

Complex, Highly Regulated Businesses: Valuable insights into the highly regulated insurance industry and investment activities throughout career in financial services industry.

Sustainability: Investor in climate analytics company and thorough understanding of climate risk at financial services company.

Succession Planning and Human Capital Management: Led human capital and diversity and inclusion initiatives and oversaw succession planning during tenure as CEO.

Innovation and Customer Focus: Significant experience within customer-centric banking and credit markets including the use of advanced analytics.

Government, Public Policy and Regulatory Affairs: Understanding of compliance issues within highly regulated financial services industry and effect of governmental actions.

Committee Assignments and Rationale

R Risk and Return Committee (Chair)

- Significant experience in financial markets and utilization of data and analytics.
- In-depth understanding and experience in risk and return management as a director and former CEO.

A Audit Committee

- Multiple leadership positions with financial oversight responsibility, including President and CEO of TransUnion, CEO of HSBC Finance Corporation, and Chairman and CEO of HSBC North America Holdings Inc.
- Chair of Allstate risk and return committee.



Jacques P. Perold

Independent
Age 64

Director since 2015
(7 years of tenure)

Professional Experience

- Chair and founder of CapShift, an investment advisory firm.
- Former President of Fidelity Management & Research Company, a privately-held investment and asset management company serving clients worldwide.
- Founder, former President and Chief Investment Officer of Geode Capital Management LLC, a global asset manager and independent institutional investment firm and sub-advisor to Fidelity.
- Current trustee of New York Life Insurance Company's MainStay Funds.

Other Public Board Service

- MSCI Inc. (2017–present)

Key Experience and Qualifications

Financial Services: Led investments and operations for large mutual fund as well as founded investment advisory firm.

Risk Management: Deep understanding of risks relevant to financial services industry, specifically related to investment activities.

Accounting and Finance: Held multiple leadership positions throughout career requiring financial and accounting oversight responsibilities.

Technology and/or Cybersecurity: Experience using data-driven tools and solutions to help clients build more effective portfolios.

Complex, Highly Regulated Businesses: In-depth understanding of SEC and FINRA rules that regulate financial services industry.

Sustainability: Served as chair of corporate responsibility committee at another public company which includes oversight of sustainability initiatives.

Succession Planning and Human Capital Management: As senior business leader, established executive compensation program management objectives and goals.

Innovation and Customer Focus: Leader of one of the world's largest asset management funds representing customers with nearly $2 trillion assets under management.

Committee Assignments and Rationale

A Audit Committee

- Multiple leadership positions with financial and operational oversight responsibilities, including as President of Fidelity Management & Research Company.

R Risk and Return Committee

- Significant experience in management and oversight of risk for three large asset management firms.
- Current trustee of several mutual funds.



Andrea Redmond

Independent
Age 67

Director since 2010
(13 years of tenure)

Professional Experience

- Former Managing Director, co-head of the CEO/board services practice, founder and leader of global insurance practice, and member of financial services practice at Russell Reynolds Associates Inc., a global executive search firm.
- Independent consultant providing executive recruiting, succession planning, and human capital management services.

Other Public Board Service

- None

Key Experience and Qualifications

Financial Services: Substantial experience in financial services leadership selection and executive development.

Risk Management: Extensive experience in assessing necessary board capabilities and evaluating director candidates to ensure adequate risk oversight on boards.

Complex, Highly Regulated Businesses: Operational and strategic knowledge of highly regulated financial service companies gained through experience in recruiting senior leaders.

Sustainability: Leads ESG and sustainability oversight responsibilities as chair of nominating, governance and social responsibility committee.

Succession Planning and Human Capital Management: Expert in public company succession planning, human capital management and executive compensation across wide range of industries.

Innovation and Customer Focus: Valuable insights and judgment gained through supporting high-performance organizations and clients in executing on corporate strategies.

Government, Public Policy and Regulatory Affairs: Experience overseeing public policy issues and reporting as part of director responsibilities at Allstate.

Global Perspective: Significant experience providing executive recruiting and succession planning services for large global search firm.

Committee Assignments and Rationale

N **Nominating, Governance and Social Responsibility Committee (Chair)**

- Significant expertise recruiting and evaluating directors for a variety of public companies.
- A senior partner at a highly regarded global executive search firm, Russell Reynolds Associates, from 1986 to 2007, including significant tenure as co-head of the CEO/board services practice.

C **Compensation and Human Capital Committee**

- Experience in executive recruiting, succession planning, and human capital management.
- Extensive experience working with numerous publicly traded companies to recruit and place senior executives.



Gregg M. Sherrill

Independent
Lead Director
Age 70

Director since 2017
(5 years of tenure)

Professional Experience

- Former Executive Chair, CEO and director of Tenneco Inc., a producer of automotive emission control and ride control products and systems.
- Former Corporate Vice President and President of Power Solutions at Johnson Controls Inc., a global diversified technology and industrial company.

Other Public Board Service

- Snap-on Inc. (2010–present)

Key Experience and Qualifications

Risk Management: In-depth understanding of risk and return management as CEO and director.

Accounting and Finance: Created financial strategies and implemented operating plans to increase revenues and profitability during tenure at Tenneco.

Technology and/or Cybersecurity: Technology expertise gained during tenure as a senior operating executive.

Global Perspective: Successfully managed international operations as CEO of a global public company with employees in 23 countries.

Complex, Highly Regulated Businesses: Brings valuable insights and extensive operational and strategic experience within regulated automotive industry.

Sustainability: Oversight of sustainability priorities gained throughout tenure as leader of a large public company, specifically related to emissions control.

Succession Planning and Human Capital Management: Significant management experience, including executive recruitment and compensation programs.

Innovation and Customer Focus: Valuable insights into transformation and innovation within customer-centric automotive industry.

Government, Public Policy and Regulatory Affairs: Understanding of public policy and regulatory issues.

Committee Assignments and Rationale

Lead Director

- Extensive board leadership experience as former Chair of Tenneco and former chair of organization and executive compensation committee at Snap-On.
- Successfully led large, global manufacturing company through strategic growth and operational change.
- Possesses strong integrity and professional credibility with the other directors and has excellent knowledge of Allstate's strategy and business.

N **Nominating, Governance and Social Responsibility Committee**

- Significant leadership experience as the former Chair and CEO of Tenneco, including oversight over sustainability and governance matters.
- Experience on corporate boards.



Judith A. Sprieser

Independent
Age 69

Director since 1999
(23 years of tenure)

Professional Experience

- Former CEO of Transora Inc., a technology software and services company.
- Former CFO and other senior operating executive positions at Sara Lee Corporation, a global manufacturer and marketer of brand-name consumer goods.
- Former director at Royal Ahold NV, Experian, Reckitt Benckiser Group plc and Jimmy Choo plc.

Other Public Board Service

- Newell Brands Inc. (2018–present)
- Intercontinental Exchange Inc. (2004–present)

Key Experience and Qualifications

Financial Services: Tenure as Allstate director has provided deep knowledge and understanding of financial services industry.

Risk Management: Risk and return management expertise gained through service on boards of multiple publicly traded companies.

Accounting and Finance: Extensive evaluation of financial statements and supervision of financial executives during tenure as CFO.

Global Perspective: Experience gained through service on boards of international companies.

Complex, Highly Regulated Businesses: Understanding of government regulations relevant to insurance industry acquired through tenure as Allstate director.

Sustainability: Tenure as CEO and director at other public companies, including as former Lead Director at Allstate, has included oversight of sustainability initiatives and programs.

Succession Planning and Human Capital Management: Significant executive management and succession planning experience gained through service on other boards and as former CEO.

Innovation and Customer Focus: Wide-ranging operational experience at consumer goods company.

Committee Assignments and Rationale

C **Compensation and Human Capital Committee**

- Extensive experience leading other large companies as CEO and CFO.
- Experience serving on boards of other publicly traded and international companies.

R **Risk and Return Committee**

- Insight from service as prior chair of Allstate's audit committee and current audit committee chair at Intercontinental Exchange Inc.
- Tenure as an Allstate director has provided experience through multiple operating environments.



Perry M. Traquina

Independent
Age 66

Director since 2016
(6 years of tenure)

Professional Experience

- Former Chairman, CEO and Managing Partner of Wellington Management Company LLP, one of the world's largest global investment management firms with over $1 trillion of assets under management.
- Held a series of positions of increasing responsibility at Wellington, including Partner and President.

Other Public Board Service

- Morgan Stanley (2015–present)
- eBay Inc. (2015–present)

Key Experience and Qualifications

Financial Services: Strong financial services and investment management expertise as CEO of large investment management firm.

Risk Management: Deep understanding of risk and return management within financial services industry and brings outside perspective as chair of risk committee at another public company.

Accounting and Finance: Expertise in evaluating financial statements and reports gained through service on audit company at another public company as well as financial education background.

Technology and/or Cybersecurity: Experience on another public company audit committee includes oversight of cybersecurity programs.

Global Perspective: Led one of the world's largest global investment management firms including the globalization of Wellington's investment platform.

Complex, Highly Regulated Businesses: In-depth understanding of SEC and FINRA rules that regulate financial services industry.

Sustainability: Oversaw sustainability initiatives during tenure as CEO and chairman of Wellington and provides insights gained from service on other public company boards.

Succession Planning and Human Capital Management: Deep understanding of executive compensation practices.

Innovation and Customer Focus: Built a world-class investment organization by more than doubling assets under management during tenure.

Government, Public Policy and Regulatory Affairs: Brings valuable market-oriented investor perspective.

Committee Assignments and Rationale

C **Compensation and Human Capital Committee (Chair)**

- Significant management experience as former Chairman and CEO of Wellington Management Company LLP from 2004 through June 2014.
- Shareholder perspective on compensation and human capital as a significant investor and director of other public companies.

R **Risk and Return Committee**

- In-depth understanding of financial markets, asset allocation strategies, and investment performance management.
- Current chair of the risk committee at Morgan Stanley.



Monica Turner

**Independent
Age 57**

**Director since 2023
(<1 years of tenure)**

Professional Experience

- Current President, North America of Procter & Gamble.
- Former President, North America Sales of Procter & Gamble.
- Former EVP and Head of Sales, North America of Procter & Gamble.
- Former SVP, Sales of Beauty, Health and Grooming Sector of Procter & Gamble.

Other Public Board Service

- None

Key Experience and Qualifications

Financial Services: Overall responsibility for all financial, sales and operational aspects of the largest and most profitable region of a global consumer goods company.

Risk Management: Significant experience in management and oversight of risk and return for a large consumer goods company.

Accounting and Finance: Multiple leadership positions with financial oversight responsibility in many business units within Procter & Gamble.

Technology and/or Cybersecurity: Experience delivering transformational results through technology in role as head of largest region of Procter & Gamble.

Global Perspective: Extensive experience gained during tenure with one of the world's largest consumer goods company, including membership on Procter & Gamble's Global Leadership Council.

Sustainability: Responsibility for sustainability initiatives and programs for North America region of Procter & Gamble.

Succession Planning and Human Capital Management: Recognized leader of equality and inclusion within Procter & Gamble and the broader community.

Innovation and Customer Focus: Wide-ranging operational and leadership experience at consumer goods company, serving 370 million consumers in the region.

Government, Public Policy and Regulatory Affairs: Responsible for operations, spanning sales offices, technical centers, manufacturing plants and mixing centers, and partners with multiple government agencies.

Committee Assignments and Rationale

- Consistent with past practice, committee assignments will be established during first year of service.



Thomas J. Wilson

**Board Chair, President, and Chief Executive Officer
Age 65**

**Director since 2006
(16 years of tenure)**

Professional Experience

- CEO since January 2007 and Chair of Board since May 2008.
- President from June 2005 to January 2015, and from February 23, 2018, to present.
- Held senior executive roles other than CEO, having led all major operating units.
- Former director at State Street Corporation.

Other Public Board Service

- None

Key Experience and Qualifications

Financial Services: Extensive experience gained within financial services industry throughout entire career, including 28 years with Allstate, and holds other active leadership positions in the industry.

Risk Management: Created and implemented Allstate's risk and return optimization program, allowing Allstate to withstand the financial market crisis while also continuing to adapt to increased severe weather.

Accounting and Finance: Experience with strategic, financial and operational planning and analysis gained over tenure with Allstate, including as CEO and COO.

Technology and/or Cybersecurity: Led investments in innovative products and services at Allstate including telematics, digital protection solutions and customer-centric innovations.

Global Perspective: Leads Fortune 100 company with operations and over 20% of employees outside of the U.S.

Complex, Highly Regulated Businesses: Valuable insights into the highly regulated insurance industry and investment activities throughout career at Allstate.

Sustainability: Enhanced sustainability initiatives at Allstate and is noted public advocate for business playing a broad role in society.

Succession Planning and Human Capital Management: Extensive experience leading large teams and provides valuable insights in executive recruitment and succession planning.

Innovation and Customer Focus: Shaped and executed initiatives to fulfill Allstate's role with, and responsibilities to, its customers and other key stakeholders. Created and led Transformative Growth strategy to build a digital insurance business model.

Government, Public Policy and Regulatory Affairs: Understanding of legal and regulatory requirements relevant for large, public companies to ensure compliance.

Committee Assignments and Rationale

E **Executive Committee (Chair)**

- Comprehensive knowledge of Allstate's business and industry, with 28 years of leadership experience at the company.
- Significant governance experience through active dialogue with shareholders and corporate governance experts.

Board and Nominee Independence Determinations

The Board has determined that all nominated directors, other than Mr. Wilson, are independent according to applicable law, the NYSE listing standards, and the Board's *Director Independence Standards*. The Board's *Director Independence Standards* are included on **www.allstateinvestors.com**. In accordance with the *Director Independence Standards,* the Board has determined that the nature of the relationships with the corporation that are set forth in Appendix B do not create a conflict of interest that would impair a director's independence. The Board also determined that the members of the audit, compensation and human capital, nominating, governance and social responsibility, and risk and return committees are independent according to applicable laws, the NYSE listing standards, and the Board's *Director Independence Standards*.



92% **11** Independent

Additional independence considerations

When evaluating the independence of director nominees, the Board weighs numerous factors, including tenure and service on other public company boards.

Directors with more than 12 years of service are subject to specific considerations to ensure an undiminished level of independence. **In particular, the Board weighed the potential impact of tenure on the independence of our longest-serving directors, Mses. Redmond and Sprieser.** Ms. Redmond provides valuable perspectives and expertise on matters of significance to Allstate and is a respected leader in the Board room. **The Board concluded that Ms. Redmond is a valued director who fulfills her responsibilities with independent-minded oversight.** Ms. Sprieser has significant experience serving at Allstate under different operating environments, management teams and financial market cycles, and served on the Board under two CEOs and prior to Mr. Wilson's appointment. **The Board concluded that Ms. Sprieser is an effective director who fulfills her responsibilities with integrity and independence of thought.** Mses. Redmond and Sprieser appropriately challenge management and the status quo, and are reasoned, balanced, and thoughtful in Board deliberations and in communications with management. **The Board determined that each of Ms. Redmond and Ms. Sprieser's independence from management has not been diminished by their years of service.**

Related Person Transactions

The nominating, governance and social responsibility committee has adopted a written policy on the review, approval, or ratification of transactions with related persons, which is posted on the Corporate Governance section of www.allstateinvestors.com.

Since the beginning of 2022, there were no related person transactions identified.

The committee or committee chair reviews transactions with Allstate in which the amount involved exceeds $120,000 and in which any related person had, has, or will have a direct or indirect material interest. In general, related persons are directors, executive officers, their immediate family members, and shareholders beneficially owning more than 5% of our outstanding stock. The committee or committee chair approves or ratifies only those transactions that are in, or not inconsistent with, the best interests of Allstate and its shareholders. Transactions are reviewed and approved or ratified by the committee chair when it is not practicable or desirable to delay review of a transaction until a committee meeting. The committee chair reports any approved transactions to the committee. Any ongoing, previously approved, or ratified related person transactions are reviewed annually.

Effective Board Governance at Allstate

Allstate has a history of strong corporate governance guided by three primary principles: **dialogue, transparency and responsiveness**. The Board has enhanced governance policies over time to align with best practices, drive sustained shareholder value and serve the interests of shareholders.



1 Board Composition

See pages 28-29 ›

- Regularly consider candidates in light of current skill sets and needs, as well as in anticipation of retirements, resignations or changing business dynamics
- All candidates evaluated and considered for their expertise, professional experiences and leadership
- Diversity, including race, gender, ethnicity and culture, are also important factors in consideration of Board composition
- Added five new directors within the last five years, including three that brought gender and/or ethnic/racial diversity to the Board



2 Board Effectiveness

See pages 30-32 ›

- Board evaluation process includes multiple assessments and reviews of the Board, committees and individual directors
- Robust director orientation and continuing director education program
- High standards of corporate governance



3 Engaged Oversight

See pages 33-40 ›

- Frequent reviews of Allstate's significant risks, including strategic, climate, human capital practices, culture, financial, investment markets and cybersecurity
- Ongoing reviews of overall ESG strategy, including climate change, human capital management and organizational health
- Reviews progress against three-year Inclusive, Diversity and Equity strategy twice a year



4 Board Accountability

See pages 41-44 ›

- Comprehensive and continuous shareholder engagement program based on dialogue, transparency, and responsiveness
- Interactive investor dialogue provides perspective on investor concerns
- Feedback is provided to the Board and actions are taken to reflect shareholder sentiment and ensure continued best practice



5 Board Structure

See pages 45-49 ›

- Clearly defined roles for Board leadership
- Strong Board independence with 11 out of 12 members independent of management, including all standing committee members
- Instituted written policy to rotate Lead Director every three to five years and appointed new Lead Director in 2021
- Independent Board Committees with frequent executive sessions
- Appropriate director compensation structured in a manner that is aligned with shareholder interests

Allstate believes that strong and effective governance practices are critical to long-term value creation. To achieve that goal, Allstate follows the six corporate governance principles set out by the Investor Stewardship Group for U.S. listed companies.



1. Boards are accountable to shareholders
2. Shareholders should be entitled to voting rights in proportion to their economic interest
3. Boards should be responsive to shareholders and be proactive in order to understand their perspectives
4. Boards should have a strong, independent leadership structure
5. Boards should adopt structures and practices that enhance their effectiveness
6. Boards should develop management incentive structures that are aligned with the long-term strategy of the company

Board Composition



Essential Characteristics of Effective Directors

The Board considers multiple characteristics essential for each nominee to ensure Board excellence and effectiveness. These characteristics are considered for proposed and standing directors consistent with the criteria described in the Corporate Governance Guidelines (available at **www.allstateinvestors.com**).

Core Competencies

Certain core competencies are required of all director nominees to ensure effective oversight of the affairs of the company for the benefit of its shareholders. These include strategic oversight, shareholder advocacy, corporate governance and leadership.

Additional Capabilities

Other skills, expertise and experience are needed on the Board to further facilitate effective oversight of Allstate's business strategies and priorities. These are described on page 15.

Independence

Directors should be free of interests or affiliations that could give rise to a biased approach to directorship responsibilities or a conflict of interest and to be free of any significant relationship with Allstate that would interfere with the director's exercise of independent judgment.

Commitment

Board members should have the ability to devote the time and effort necessary to serve as an effective director and act in a manner consistent with a director's fiduciary duties of loyalty and care. Allstate executive officers may not serve on boards of other corporations whose executive officers serve on Allstate's Board.

Other Directorships

The Board has limits on the number of other public boards on which our directors may sit. Directors who are active executives may serve on the board of no more than two other public companies, and other directors may serve on the board of no more than four other public companies (in addition to Allstate's Board in each case).

Diversity in its broadest sense is a key consideration in identifying and evaluating directors for nomination. Our nominating, governance and social responsibility committee considers a number of demographics and other factors, including race, gender and ethnicity, to ensure the Board reflects diverse viewpoints, backgrounds, skills, experiences and expertise.

Our Nominees

3 Black/African American

1 Asian/Other Pacific Islander

4 Female

Board Nomination Process

The Board continually considers potential director candidates in anticipation of retirements, resignations, or the need for additional capabilities. Below is a description of the ongoing process to identify highly qualified candidates for Board service.

Board nominees are identified through a retained search firm, suggestions from current directors and shareholders, and through other methods, including self-nominations. Our newest director, Ms. Turner, was identified by a search firm.

The nominating, governance and social responsibility committee will consider director candidates recommended by a shareholder in the same manner as all other candidates recommended by other sources. A shareholder may recommend a candidate at any time of the year by writing to the Office of the Secretary, The Allstate Corporation, 3100 Sanders Road, Northbrook, IL 60062, or by email submission to invrel@allstate.com.

A shareholder or group of up to 20 shareholders owning 3% or more of Allstate's outstanding common stock continuously for at least three years can nominate director candidates constituting up to 20% of the Board in the company's annual meeting proxy materials.


Evaluate Board Composition
Consider Diversity
Assess Potential Candidates
Board Nomination Process
Check Conflicts of Interest and References
Meet with Qualified Candidates
Nominating, Governance and Social Responsibility Dialogue
Board Dialogue and Decision

Evaluate Board Composition
Ensure Board is strong in core competencies of strategic oversight, corporate governance, shareholder advocacy and leadership and has diversity of skills, expertise and perspectives to meet existing and future business needs

Consider Diversity
The Board considers a number of demographic factors to develop a Board that, as a whole, reflects diverse representation, viewpoints and backgrounds

Assess Potential Candidates
To ensure appropriate personal qualities, such as independence of mind, tenacity, and skill set to meet existing or future business needs

Check Conflicts of Interest and References
All candidates are screened for conflicts of interest and independence

Meet with Qualified Candidates
To ensure appropriate personal qualities, such as independence of mind, tenacity, and skill set to meet existing or future business needs and strategic priorities

Nominating, Governance and Social Responsibility Dialogue
To consider shortlisted candidates, and after deliberations, recommend candidates for election to the Board

Board Dialogue and Decision
Added five highly qualified directors in the past five years

Board Effectiveness



Board Evaluation Process

Allstate's Board evaluation process includes multiple assessments and reviews performed throughout the year. This process ensures that the Board's governance and oversight responsibilities are updated to reflect best practices and are well executed. These evaluations include discussions after every meeting, an annual Board assessment, annual committee assessments and individual director evaluations.

Steps to Achieve Board Effectiveness

	Board			**Individual Directors**	
Frequency	Evaluation at every regular meeting	Annual evaluation	Biennial review of responsibilities and time allocation	Annual evaluation	Change in circumstances
Performed By	Independent Directors	Board, Committee Chairs and Lead Director	Board and Committees	Lead Director, nominating, governance and social responsibility committee chair, and Board Chair	Board
Description	Measures effectiveness of Board oversight Ensures meeting objectives were satisfied, all agenda items sufficiently considered and information presented was complete, understandable and organized Identifies issues that need additional dialogue	Ensures Board and committees are functioning effectively Results reviewed by nominating, governance and social responsibility committee and summarized for full Board; recommendations for improvement are reviewed and implemented	Ensures all necessary issues were considered to fulfill Board and committee responsibilities Adjustments made to future agendas and timelines	Review contributions and performance in light of Allstate's business and strategies and confirm continued independence Feedback provided to each director by the Lead Director, nominating, governance and social responsibility committee chair, or Board Chair Discuss each director's future plans for continued Board service	Determine appropriateness of director's continued membership on the Board after a change in primary employment Review potential conflicts and whether change impacts director's ability to devote the necessary time and effort to Board service

2022 Outcome

Based on the Board's annual evaluation process, the nominating, governance and social responsibility committee reviewed feedback and established action items for the upcoming year. Results of individual director evaluations were used by the nominating, governance and social responsibility committee in connection with the annual nomination process. Specific action plans were discussed with each director.

2022 Annual Evaluation Feedback and Action Items

01 Strategy and Operational Oversight	**02** Board Structure and Culture	**03** Information and Resources
Directors find the three-day strategy session to be highly effective. Directors value the frequent updates on Transformative Growth, succession planning, ESG priorities and the Societal Engagement Framework.	Directors appreciate the transparency in the Board room and believe the dialogue appropriately challenges management and leads to effective oversight. Directors are pleased with steps taken to increase diversity at the Board level and believe the current mix of skills and experience are appropriate.	Directors appreciate the executive sessions at every meeting and value the candid dialogue. Directors value the use of outside speakers on key strategic matters.
Action Items Management will provide additional updates in between Board meetings related to changes to key strategical matters. CEO succession planning and senior leadership development will remain focus areas.	**Action Items** Diversity will continue to be prioritized with a facilitated Board discussion.	**Action Items** Time limits will be used for meeting presentations to ensure adequate time for robust dialogue and executive sessions. External speakers will continue to be utilized, including an additional speaker at the three-day strategy session.

Director Onboarding and Continuing Education

Orientation	All new directors participate in a robust director orientation and onboarding process to ensure a working knowledge of Allstate's business, strategies, operating performance and culture and a successful integration into boardroom discussions as soon as possible. To assist with their development, all new directors are invited to attend all committee meetings prior to their appointment to a particular committee.
Director Commitment Beyond the Boardroom	The commitment of our directors extends well beyond preparation for, and participation at, regularly scheduled Board meetings. Engagement beyond the boardroom provides our directors with additional insights into Allstate's businesses and industry. Directors regularly meet with senior leaders and employees below the senior leadership level. These interactions are offered in various forums, including one-on-one meetings and larger group sessions. Directors also participate in informal meetings with other directors and senior leaders to share ideas, build stronger working relationships, gain broader perspectives, and strengthen their working knowledge of Allstate's business, strategy, operating performance and culture. Allstate also encourages and facilitates director participation in continuing education programs, and each director is given the opportunity to become a member of the National Association of Corporate Directors.

Board Re-Nomination Process

The Board recognizes the importance of evaluating individual directors and their contributions to the Board in connection with re-nomination decisions. In considering whether to recommend re-nomination of a director for election, the nominating, governance and social responsibility committee conducts a detailed review, considering several factors.

Evaluation of Board Composition

- Essential characteristics
- Shareholder feedback
- Retirements

- Evolving strategy and risk and return profile
- Time commitment
- Board and director evaluations

- Attendance and participation
- Diversity

How the Board Considers Each Factor		For more information
Essential characteristics	Whether the director continues to possess the core competencies and additional capabilities necessary to ensure continued success of the Board	page 28
Evolving strategy and risk and return profile	The extent to which the director's skills, perspectives and experience (including that gained due to service on the Board) continue to contribute to the effective oversight of Allstate's business and strategic priorities	page 33
Board and director evaluations	Feedback received during the annual Board evaluation and discussions between each individual director and the Lead Director, nominating, governance and social responsibility committee chair, and Board Chair	pages 30-31
Attendance and participation	Attendance at, and participation during, Board and committee meetings	page 47
Diversity	The extent to which the director contributes to the diversity of the Board	page 29
Time commitment	Outside board and other affiliations, including overboarding considerations, time commitment and potential conflicts of interest or independence concerns	page 26
Retirement policy	Whether the director has reached the retirement age specified in Allstate's director retirement policy	N/A
Shareholder Feedback	Feedback received from shareholders, including support received during the most recent annual shareholder meeting	page 42



3

Board Oversight

Key Areas of Risk Oversight



Climate	Strategy	Political Engagement
Cybersecurity	Risk and Return Management	Compensation
Human Capital Management		

The Board has primary responsibility for risk oversight. This includes oversight of Allstate's Enterprise Risk and Return Management ("ERRM"), which applies risk-return principles, modeling and analytics, governance, and transparent management dialogue for the company's significant risk and return priorities. Risks are regularly identified, measured, managed, and reported and risk and return perspectives are shared with the Board across six risk types: financial, insurance, investment, operational, strategic execution, and culture. The chief risk officer's assessment of Allstate's current risk position and alignment with risk and return principles is reviewed throughout the year, including risks associated with culture, climate, strategy, succession planning, political process, human capital, compensation and cybersecurity.

See page 60 for additional detailed information about governance and oversight of ESG. ▸

NEW

What's New

Allstate's Societal Engagement Framework helps the Board evaluate, prepare for and act on societal issues important to the company.

Strategy

The Board provides oversight on the development and implementation of Allstate's strategic plans and associated risks. The full Board oversees strategy and enterprise risk and Board committees have additional oversight of various aspects of Allstate's strategy.

Strategy is discussed at each regular Board meeting and presentations are provided by management on specific strategic initiatives and topics such as short- and long-term strategic and operational plans, capital utilization, investment returns, acquisitions and divestitures, capital market transactions and strategic ESG priorities. Management reviews with the Board Allstate's overall corporate strategy and key strategic risks and returns, which are assessed by the chief risk officer annually.

Throughout 2022, the Board engaged on an ongoing basis with management on the execution of the Transformative Growth strategy and progress towards achieving each of the various components of the strategic and annual operating plans.

🛡 Political Engagement

Allstate engages in public policy advocacy at the state and federal levels to foster market innovation, protect consumers, promote safety and security, ensure a healthy regulatory system, and promote fiscal responsibility.

Allstate is regulated in all 50 states, Canada and at the federal level on many aspects of its business, including insurance pricing, claims practices, customer communications, privacy, sales practices, underwriting standards, investments and capital. As a result, it must participate in public policy issues to achieve Our Shared Purpose, including serving customers and generating attractive returns for shareholders. The scope of issues includes innovative products and services through the use of telematics auto insurance pricing, Arity, Allstate Protection Plans, Allstate Identity Protection and Avail (car sharing).

Allstate participates in political activities through direct and indirect advocacy, corporate political contributions and Allstate's political action committee. **Allstate contributes less than $1,000,000 annually in corporate funds to political organizations**, including federal, state and local candidates and committees, in comparison to total revenues of $51.4 billion (less than 0.002% of total revenue). The types of expenditures are consistent from year to year.

The chief risk officer conducts an annual risk and return assessment of Allstate's political activities for the Board to ensure there is appropriate oversight and management of corporate political engagement. In addition, the Board's nominating, governance and social responsibility committee provides oversight of Allstate's political contributions and activities, including in a joint session with the Board.

Chief Risk Officer's Assessment

The chief risk officer's assessment approach is based on *Principles and Guidance for Responsible Corporate Political Engagement* published by Transparency International UK. The political activities and associated risks identified by Transparency International UK were expanded to address Allstate's specific activities and risk profile. These political activities were grouped for assessment as follows: i) political expenditures, ii) lobbying, iii) trade associations, social welfare groups and research organizations, iv) state-based regulatory and legislation management, v) political activities in the workplace and vi) disclosure.

The chief risk officer's assessment concluded the following:

1. **Strong governance is in place to provide transparency and promote dialogue around advocacy priorities and initiatives**
2. **Allstate's political engagement risk profile and control framework remain stable versus prior year**
3. **Reputation risk remains moderate and while numerous controls exist to limit exposure, a single candidate or organization could create negative publicity and market perception**
4. **Lack of engagement would increase the likelihood of unfavorable legislation and policies, resulting in adverse business outcomes.**

🛡 Cybersecurity

The Board focuses on Allstate's security and data privacy programs, recognizing that the quality and functionality of these programs affects reputation and customer trust. Allstate's strategy revolves around protecting customers, and customers must feel that their personal data is safe.

Accordingly, the Board prioritizes its responsibility to oversee data protection efforts, including policies and systems designed to prevent and, if necessary, respond to cyber threats. The Board also oversees the company's information security program, which is designed to protect and preserve the confidentiality, integrity and continued availability of all information owned by, or in the care of, the company. This program includes a cyber incident response plan that provides controls and procedures for timely and accurate reporting of any material cybersecurity incident. Allstate is continually enhancing information security capabilities in order to protect against emerging threats, detect system compromise and recover should a cyber-attack or unauthorized access occur.

The cybersecurity program is regularly reviewed and tested by Allstate's internal audit function with quarterly status reports provided to the audit committee and the full Board. **The audit committee receives semi-annual reports from its independent cybersecurity advisor.**

Cybersecurity Governance Best Practices

- ✔ Utilizes an independent cybersecurity advisor reporting to the audit committee to provide objective assessments of Allstate's capabilities and to conduct advanced attack simulations
- ✔ Crisis simulations to prepare senior leaders to respond to a cyber attack
- ✔ Audit committee charter directs the Board's data privacy oversight efforts
- ✔ Cross-functional approach to overseeing and addressing cybersecurity risk, with input from technology, risk, legal, and audit functions

🛡 Climate

Climate change is one of the most critical challenges today as it threatens customers, businesses and communities. In addition to developing products and services that address climate change and the transition to a lower-carbon future, senior management works with the Board to identify, measure, manage and monitor climate risks, including those presented by severe weather, increased natural catastrophes, related policy shifts and the development of new technology.

Allstate's business viability depends on effectively modeling, pricing and managing climate-related risks, as well as meeting the needs that result from a changing climate and a changing society. Climate risks are managed within our ERRM framework and evaluated across six key categories: strategic, insurance, financial, investment, operational and cultural risk. The Board regularly hears from Allstate's chief risk officer about climate change risks and reviewed climate risk at two meetings in 2022.

Climate Risk Management

Climate risks are managed within Allstate's integrated ERRM framework, which applies risk-return principles, modeling and analytics, governance and transparent dialogue to understand the company's highest-priority risks.

Risk Identification
- Insurance risk: An increase in severe weather events has increased customers' potential homeowners losses, requiring risk management actions such as changes in pricing, product coverages, geography, underwriting practices and reinsurance utilization.
- Investment risk: Allstate's investment process reflects some of the same climate risk considerations as the company's insurance underwriting process. Potential environmental and severe weather risks are considered when making investments and limiting exposure to sectors with higher climate risk. ESG considerations and climate-specific metrics are included in asset management decisions.
- Reputational risk: Climate change is important to customers and other key stakeholders, and we collaborate through external partnerships and public engagements.

Risk Mitigation
- The Actuaries Climate Index (ACI) measures extreme weather and sea level increases through quarterly updates. The Catastrophe Modeling and Analytics team monitors state-specific risks and competitors' actions and partners with the Investments team to model mortgage and real estate portfolios. The outcome of the assessment are incorporated into decision-making to balance risk and return.

Risk Assessments
- Allstate's Catastrophe Modeling and Analytics team and pricing groups assess climate change information and establish pricing, underwriting, concentration and coverage standards. The team uses information from the Intergovernmental Panel on Climate Change (IPCC), the U.S. Global Change Research Program (USGCRP) and the ACI, all of which conduct robust reviews and provide objective measures to provide decision makers with balanced information. The Responsible Investing Committee and the Investments Risk Committee assess investments for potential short- and long- term exposures to climate change.

Risk Monitoring and Reporting
- Through Sustainability, TCFD and Climate Disclosure Project reports, Allstate reports on progress in mitigating climate change. We also continue to apply emerging data science to risk assessment, including exploring partnerships with startups that specialize in forward-looking climate modeling. In 2022, Allstate publicly disclosed science-aligned targets to reduce Scope 1 and 2 emissions and Scope 3 financed emissions.

 **Compensation**

Compensation policies and practices are structured to reward employees for successfully executing the company's strategies and annual operating plans while adhering to risk and return principles.

The compensation and human capital committee concluded the compensation plans are structured to ensure management does not take unnecessary or excessive risk based on assessments from the committee's independent advisor and chief risk officer. Allstate's compensation policies ensure balance of risk and return, while minimizing risks that could have a material adverse effect on Allstate.

- Compensation plans balance annual and long-term incentives that align with short- and long-term business goals. No one, regardless of eligibility, is guaranteed an award under the annual cash incentive program.

- Multiple performance measures are utilized that correlate with shareholder value creation and diversify the risk associated with any single performance indicator. In addition, the annual incentive program contains a funding adjustment for senior executives in the event of a net loss, which reduces the corporate pool funding for those officers by 50% of actual performance. Likewise, for the performance stock award program, the compensation and human capital committee requires positive net income in order for executives to earn PSAs for Average Performance Net Income ROE above target.

- Equity awards and annual cash incentive awards are subject to a clawback policy, which provides for the recovery of certain equity awards and annual cash incentive awards to executive officers and other executive vice presidents. If performance results are later subject to a downward adjustment as a result of a material financial restatement, irrespective of cause, then the paid awards are recalculated with revised results with the compensation overpayment subject to clawback. The clawback policy also provides for recovery of equity and annual cash incentive awards in certain circumstances if an executive is terminated for improper conduct that leads to a material adverse impact on the reputation of, or a material adverse economic consequence for, the company.

Board Role in Setting Compensation

The compensation and human capital committee makes recommendations to the Board on compensation for the CEO and executive officers and the structure of plans used for executive officers. The compensation and human capital committee reviews the executive compensation program throughout the year with the assistance of an independent compensation consultant, Pay Governance. Pay Governance's responsibilities include:

- benchmarking Allstate's plans and compensation relative to the market,

- evaluating changes to the executive compensation program, and

- assessing Allstate's executive compensation design, peer group selection, relative pay for performance, and total direct compensation for individual senior executive positions.

The compensation and human capital committee annually evaluates the compensation consultant's performance and independence.

The compensation and human capital committee grants all equity awards to individuals designated as executive officers for purposes of Section 16 of the Securities Exchange Act of 1934 or covered employees as defined in Internal Revenue Code Section 162(m). The compensation and human capital committee has authority to grant equity awards to eligible employees in accordance with the terms of our 2019 Equity Incentive Plan. The Board has delegated limited authority to the CEO and the CHRO to grant equity awards to non-executive officers. All awards granted between compensation and human capital committee meetings are reported at the next meeting. The compensation consultant also provides the nominating, governance and social responsibility committee with competitive information on director compensation.

 ## Human Capital Management

The Board engages in an ongoing review of human capital management practices since they are vital to Allstate's continued success. This includes overall organizational health and practices, such as recruitment, development, and retention as well as progress against the company's inclusive diversity and equity (IDE) strategy and goals.

Inclusive Diversity and Equity

IDE is a core value in Allstate's Shared Purpose. In furtherance of the goal to be a differentiated IDE leader, Allstate launched a multi-year IDE strategy that is overseen by the Board. **The Board reviewed IDE topics at multiple meetings in 2022, including a presentation by an outside speaker on IDE priorities and opportunities, leading to effective oversight of this important initiative.**

Pay Equity Analysis

- ✔ As part of Allstate's commitment to fair and equitable compensation practices, an internal pay equity analysis is completed on an annual basis.
- ✔ **For the fourth year in a row, Allstate engaged an outside firm to provide a detailed pay equity analysis to identify potential pay gaps across substantially similar employee groups and identify policies, practices or systematic issues that may contribute to pay gaps now or over time.**
- ✔ The external analysis found that Allstate's results compare well to benchmarks for companies of similar size and scope. In the few employee groups where pay gaps were identified, these gaps were remediated and policies were established to ensure pay equity continues in the future.

Board Role in Reviewing Culture

At Allstate, we believe that a purpose driven company must be powered by purpose driven people.

Culture is defined as a self-sustaining system of shared values, priorities and principles that shape beliefs, drive behaviors and influence decision making within an organization.

At Allstate, we are focusing on how we recruit, retain, develop and engage employees. Organizational culture is included as a key risk category and is monitored and measured by management's ERRM framework and overseen by the Board. This "tone at the top" message ensures that management is held accountable for its implementation and maintenance of high ethical standards and protecting Allstate's reputation, assets and business. By including culture as a key risk category, the Board is able to review culture at a granular level. The Board reviewed organizational culture at two meetings in 2022.

Board Role in Succession Planning

The Board's involvement in leadership development and succession planning is systematic and ongoing. Management succession is discussed four times annually in compensation and human capital committee meetings, Board meetings, and executive sessions. Discussions cover the CEO and other senior executive roles. The Board also has regular and direct exposure to senior leadership and high-potential officers in meetings held throughout the year.

Board Reviews Management Leadership Succession Planning Continuously throughout the Year



April
CEO Succession

Topic:
CEO succession planning

Primary Focus:
- Internal succession alternatives across multiple time periods – immediate, less than 2 years, and 3-5 years
- Alternatives are evaluated under different strategic and operating scenarios

Topic:
CEO and senior leadership scenario succession planning

Primary Focus:
- Board dialogue in advance of unexpected succession issues

November
Scenario Planning

July
Talent Development

Topic:
Organizational health and pay fairness analyses – how the organization recruits, develops and retains people, including its inclusive diversity and equity commitments

Primary Focus:
- Systematic approach to talent acquisition, development, and retention

Topic:
Senior leadership succession alternatives

Primary Focus:
- Key leader development and retention

September
Key Leader Succession

Risk Management Program and Board Oversight

The Board oversees Enterprise Risk and Return Management ("ERRM"), including management's design and implementation of ERRM practices. ERRM applies risk-return principles, modeling and analytics, governance, and transparent management dialogue to understand the company's highest-priority risks. The chief risk officer's assessment of Allstate's current risk position and alignment with risk and return principles is reviewed throughout the year, including reviews of compensation programs and political engagement. Significant risks, including those affected by climate change, financial markets, cybersecurity and privacy threats, are regularly identified, measured, managed, and reported.

Comprehensive Risk Management Oversight

ERRM governance includes Board oversight, an executive management committee, and chief risk officers that oversee various areas of Allstate.



The Board has overall responsibility for oversight of Allstate's ERRM program, including management's design and implementation of the ERRM framework. Oversight is supported by the audit and risk and return committees. The audit committee oversees the effectiveness of internal controls over financial reporting, disclosure controls, and procedures, as well as management's risk control framework and cybersecurity program. The risk and return committee oversees the effectiveness of the ERRM program, governance structure and risk-related decision-making, while focusing on the company's aggregate risk profile.

For further information on the risk oversight responsibilities of each committee, see page 40.

The Enterprise Risk and Return Council ("ERRC") directs ERRM activities by establishing risk and return targets, determining economic capital levels, and monitoring integrated strategies and actions from an enterprise risk and return perspective. The ERRC consists of Allstate's Chief Executive Officer, CRO, CFO, Market-Facing Business leaders, and other senior leaders.

Business unit chief risk officers report into the ERRM team, fostering a culture of collaboration, efficiency, and cross-functional dialogue regarding risks and opportunities.

Various management committees work with the ERRC to direct ERRM activities, including the Operating Committee, the Operational Risk and Return Council, the Information Security Council, the ESG Steering Committee, liability governance committees, and investment committees.

Risk and return perspectives are shared with the Board across six risk types					
Financial	Insurance	Investment	Operational	Strategic Execution	Culture

The key risk areas overseen by each Board committee are included below.

Board of Directors Overall accountability of Allstate's enterprise risk and return management; reviews at least twice a year

Risk and Return Committee

Reviews risk and return at least five times annually

- Oversees the effectiveness of Allstate's ERRM framework, governance structure and decision making
  - Reviewed through a quarterly risk summary report that identifies key risks, measurement of the risk profile, and alignment with risk and return principles
  - Includes a review of the chief risk officer's assessment of strategic and operating plans
- Reviews regulatory Own Risk and Solvency Assessment ("ORSA") report
- Reviews Allstate's culture
- The audit committee chair is a risk and return committee member to enhance cross-committee communication
- The chief risk officer attends all meetings and has regular executive sessions with the committee
- The chief audit executive attends all meetings
- Reviews risk factors included in the Form 10-K, including risks related to climate change and severe weather
- Assessed risks associated with special topics, including economic capital, inflation, and climate change

REPORTS FROM
- Chief risk officer
- Chief financial officer
- Chief audit executive
- Other internal subject matter experts

Audit Committee

Reviews risk at least four times annually

- Oversees Allstate's internal controls related to key risks and the major financial risk exposures
  - Reported through a semi-annual risk control dashboard
- Reviews risk factors included in the Form 10-K
- Reviewed the risk framework and internal audit approach related to Transformative Growth
- The chief risk officer attends all meetings
- Reviews the independence and performance of the company's registered public accounting firm on an annual basis
- The chief audit executive attends all meetings and has regular executive sessions with the committee
- The risk and return committee chair is an audit committee member to enhance cross-committee communication
- Conducts quarterly reviews to oversee the efficacy of cybersecurity risk initiatives and related policies and procedures
  - Utilizes an external, independent cybersecurity advisor

REPORTS FROM
- Chief risk officer
- Chief financial officer
- Chief audit executive
- Chief information security officer
- External, independent cybersecurity advisor
- Other outside experts

Compensation and Human Capital Committee

Reviews risk and return at least once annually

- Oversees executive compensation programs (including the design, performance measures and ranges in incentive plans)
  - Includes a review of the chief risk officer's assessment of incentive compensation programs
- Reviewed progress on Transformative Growth and the IDE strategy and determined impact on the annual incentive program
- Oversees talent development and senior executive succession planning to ensure they appropriately align with Allstate's risk and return principles
- Oversight responsibilities related to human capital management, including IDE, recruitment, leadership and development, turnover, retention, organizational health and pay equity
- Reviewed organizational transformation strategy

REPORTS FROM
- Independent compensation consultant
- Chief human resources officer
- Chief inclusive diversity and equity officer
- Chief risk officer

Nominating, Governance and Social Responsibility Committee

Reviews risk as needed

- Oversees director elections and corporate governance practices to ensure they appropriately align with Allstate's risk and return principles
- Considers Board composition on an ongoing basis to ensure the Board is composed of directors with skills and experiences that fit the company's business and strategies
- Oversees the company's significant ESG topics and its political contributions and activities
  - Reviewed the priorities and reporting related to Allstate's ESG strategy and progress
  - Includes a review of the chief risk officer's assessment of political activities and a periodic review of a report on ESG
- Recommended election of new director who brings specific skills and experience

REPORTS FROM
- External governance advisor
- Chairs of ESG Steering Committee
- Chief risk officer
- Other internal subject matter experts



Board Accountability

Shareholder Engagement

Allstate proactively engages with significant shareholders throughout the year. **Dialogue, transparency and responsiveness** are the cornerstones of our shareholder engagement program.

How We Engage

Direct engagement involves reaching out to Allstate's largest shareholders multiple times throughout the year. We also engage with proxy and other investor advisory firms that represent the interests of various shareholders.

Discussions with shareholders may include Allstate's Lead Director, Chair/CEO, chair of the compensation and human capital committee and other committee chairs or directors as necessary.

In 2022, Allstate engaged with shareholders representing approximately 36% of outstanding shares and provided opportunity for more robust dialogue and greater feedback, which was discussed at subsequent Board and committee meetings.

Four-Phase Engagement Cycle
Balanced-Transparent-Responsive

June-December **After Annual Meeting**	**January-March** **Before Annual Meeting**
• Discuss responses to vote results and new topics of interest for the upcoming year. • Discuss governance and compensation issues and potential responses. • Discuss ESG trends and investor expectations.	• Discuss shareholder proposals with proponents, on case-by-case basis. • Incorporate feedback from shareholder discussions into proxy statement and other disclosures.
• Shareholders vote on ballot items. • Provides forum for direct engagement among Board members, senior management, and shareholders. • A virtual annual meeting format provides advantages such as allowing Allstate to reach a broader base of shareholders that is not limited to just those who can travel, shareholders to submit questions both before and during the meeting, and a longer meeting time to address more shareholder questions.	• Follow up on previous conversations and discuss final Board decisions and reasoning. • Review vote proposals and solicit support for Board recommendations.
May **Annual Meeting of Shareholders**	**April-May** **During Shareholder Voting**

This input is reported to the nominating, governance and social responsibility committee, which in turn allocates specific issues to relevant Board committees for further consideration. Each Board committee reviews relevant feedback and determines if additional discussion or actions are necessary by the respective committee or full Board.

Shareholder Feedback Is Integrated Into Board Discussions and Decisions

WHAT WE HEARD DURING 2022 ENGAGEMENT

WHAT WE HAVE DONE IN RESPONSE

Strategy.
Investors want to understand how inflation has affected strategy and results.

Investors believe that company boards and management should be focused on strategies that most lead to sustained value creation.

Allstate is successfully implementing a comprehensive auto insurance profit improvement plan as loss cost inflation has reduced margins. Increased Board time was spent overseeing management's actions to improve profitability.

The company's progress on Transformative Growth was discussed at every Board meeting.

A Societal Engagement Framework is used to evaluate, prepare and communicate Allstate's participation on issues that drive sustainable value creation, including goals that are directly tied to our business strategy and Our Shared Purpose.

Environment.
Investors want expanded disclosures on climate risk exposure and opportunities to mitigate risk.

Investors increasingly expect companies to develop net zero commitments.

Climate-related disclosures in the proxy statement were expanded. Allstate's TCFD report was enhanced to incorporate the goal-setting work that is underway. An Environmental, Social and Governance Summary Report was published which further describes climate goals.

Allstate announced its commitment to achieve net zero emissions for direct, indirect and value-chain greenhouse gas emissions by 2030. By the end of 2025, Allstate will establish a goal for financed emissions.

Climate strategy and risk was reviewed with the Board over multiple meetings.

Human Capital.
Investors want to understand how companies are addressing employee turnover and encouraging employee retention and development.

While investors are supportive of diversity and inclusion metrics in compensation programs, they want to ensure the metrics include criteria that can be measured.

The company is using analytics to align skills to highest priority issues, focus talent development and deploy talent efficiently to further enable the Transformative Growth strategy.

Allstate is executing a comprehensive multi-year Inclusive Diversity and Equity strategy to accelerate the pace of change for diversity across the enterprise.

An Inclusive Diversity and Equity component was integrated into the annual incentive plan and includes specific, quantifiable goals that are reviewed by the Board.

Board Composition.
Investors are focused on whether companies have the right skills, experience and diversity on boards to advance and oversee corporate strategy and related risks.

Investors are interested in how oversight ESG-related responsibilities are effectively covered among Board committees.

Three new Board members were added within the last three years, each bringing specific experience and skills sets to help oversee the key components of Allstate's business strategy.

Director skills and capabilities were reviewed during the annual evaluation process.

Allstate's Board has overall oversight of ESG and each committee has clear responsibilities over specific areas of ESG. The Board receives updates at each regular meeting.

Strong Governance Practices Enhance Shareholder Rights

Allstate has also enhanced its governance practices over time to serve the best interests of its shareholders. Shareholder rights include annual election of directors with a majority vote standard, proxy access rights, no shareholder rights plan ("poison pill"), no supermajority vote provisions, confidential voting, and right to call a special meeting and request action by written consent.

Stakeholder Input and Responsiveness

Allstate continually seeks stakeholder input to meet its obligation as a corporate citizen. In addition to shareholders, we regularly engage with customers and consumers, employees, Allstate agents, nongovernmental organizations, opinion leaders, policymakers and suppliers. Feedback is collected across these stakeholder groups, key topics are identified, and strategies are developed to address gaps. There are also stakeholder-specific avenues for engagement.



We survey customers, consumers, Allstate agents and employees every quarter

Allstate partners with The RepTrak Co., a global research firm, to study how stakeholders perceive the company

Shareholders, shareholder advisors/agents and opinion leaders are surveyed each year

Non-governmental organizations and policymakers are surveyed every two years

Allstate focuses on serving customers, generating attractive shareholder returns, providing opportunities to employees and agents, and improving communities

Allstate's Societal Engagement Framework

We use a Societal Engagement Framework to evaluate, prepare and communicate to stakeholders Allstate's participation in societal issues.

Allstate's participation is segmented into three response categories:

Criteria to Evaluate Potential Societal Issues



Values
- Advances Our Shared Purpose
- Empower customers with protection
- Serve customers, returns for shareholders, opportunity for teams, improve communities
- Aligns with our values (integrity, IDE, collective success)

Business
- Impacts customer value proposition
- Relevant expertise
- Agency and ability to drive change
- Opportunity and risk

Lead
Issues in the Lead category are strongly aligned with the criteria

Support or Low Engagement
Allstate evaluated over 100 potential issues, which fall in the Support or Low Engagement response category

Lead
Strongly aligns with criteria; unique ability to address through action with manageable risk
- Take strong position across stakeholders that positions Allstate as a leader

Support
Partially aligns with criteria; some ability to impact with manageable to moderate risk
- Communicate to stakeholders as appropriate

Support/Low Engagement
Limited alignment with criteria; moderate to high risk and negligible opportunity benefit
- Do not take public position, but continue to monitor and assess

Three societal issues are in the Lead category: Climate, Data Privacy and Equity

More Information

You can learn more about Allstate's corporate governance by visiting www.allstateinvestors.com, where you will find our Corporate Governance Guidelines, each standing committee charter, and Director Independence Standards. Allstate has adopted a comprehensive Global Code of Business Conduct that applies to the CEO, CFO, controller, and other senior financial and executive officers, as well as the Board of Directors and other employees. It is also available at www.allstateinvestors.com. Each of the above documents is available in print upon written request to the Office of the Secretary, The Allstate Corporation, 3100 Sanders Road, Northbrook, IL 60062, or by email request to invrel@allstate.com.

Communication with the Board

The Board has established a process to facilitate communication by shareholders and other interested parties with directors as a group. The chief legal officer and general counsel reports regularly to the nominating, governance and social responsibility committee on all correspondence received that, in her opinion, involves functions of the Board or its committees or that merits Board attention. Items that are unrelated to the duties and responsibilities of the Board are not forwarded, such as: business solicitations or advertisements; product related inquiries; junk mail or mass mailings; resumes or other job-related inquiries; or spam and overtly hostile, threatening, potentially illegal or similarly unsuitable communications. Activity on social media is also monitored and reported to the nominating, governance and social responsibility committee.

The Allstate Board welcomes your input on compensation, governance, and other matters.

 directors@allstate.com

 The Allstate Corporation, Nominating, Governance and Social Responsibility Committee, 3100 Sanders Road, Northbrook, IL 60062, c/o General Counsel

In addition, the audit committee has established procedures for the receipt, retention, and treatment of any complaints about accounting, internal accounting controls, or auditing matters. To report any issue relating to The Allstate Corporation (including Allstate Insurance Company and its affiliates) accounting, accounting controls, financial reporting or auditing practices, you may contact the company by mail, telephone or email. Telephone contacts may be kept confidential at your request.

By mail:
The Allstate Corporation, Audit Committee
3100 Sanders Road, Northbrook, IL 60062 c/o General Counsel

By phone:
Allstate i-Report Line: 1-800-706-9855

By email:
auditcommittee2@allstate.com

The communication process and the methods to communicate with directors are posted on the "Governance Overview" section of www.allstateinvestors.com.



Board Structure

Board Leadership

Currently, our Board leadership structure consists of an independent Lead Director, a Chair (who is also our CEO) and strong committee chairs. The Board believes that this structure provides independent Board leadership and engagement while providing the benefit of having our CEO, the individual with primary responsibility for managing the company's day-to-day operations, chair regular Board meetings as key business and strategic issues are discussed.

The independent directors have the ability to separate the roles of Chair and CEO if it is in the best interests of Allstate and its shareholders, and did so during a CEO transition in 2007. When making this determination, the independent directors consider the recommendation of the nominating, governance and social responsibility committee, the current circumstances at Allstate, skills and experience of the individuals involved, and leadership composition of the Board.

The Board regularly reviews its leadership structure and thoroughly evaluated whether to combine or to split the chair and CEO roles. The independent directors have determined Allstate is well served by having Mr. Wilson hold the roles of Chair and CEO. Mr. Wilson has more than 28 years of insurance industry experience, has extensive company knowledge, has demonstrated successful leadership of external boards and provides excellent leadership and direction for both management and the Board. He is highly qualified to lead discussions of the Board and is in the best position to facilitate the flow of business information and communications between the Board and management. The Board has strong independent oversight with Allstate's independent Lead Director and 11 of 12 directors being independent. The Board evaluates this structure annually.

Independent Lead Director

Allstate's Board believes that a strong Lead Director role with clearly defined responsibilities provides an effective independent management oversight. A strong Lead Director role has been in place for over twelve years and the roles and responsibilities have been enhanced over time based on shareholder and other feedback. Allstate's Corporate Governance Guidelines describe the responsibilities of the Lead Director and the selection process, including the characteristics that the Board considers important in a Lead Director.

The Lead Director is elected annually by the independent directors, and it is expected that the Lead Director serve three to five years.



Gregg Sherrill
Current Lead Director

Mr. Sherrill was named independent Lead Director in May 2021. As a director at Allstate since 2017, Mr. Sherrill has served on the audit and nominating, governance and social responsibility committees. During his tenure on Allstate's Board, he has cultivated an expansive knowledge of Allstate through transformative growth, strategic advances, operational and organizational changes, and an evolving external environment. His leadership, knowledge and experience balances the perspectives of both the longer-tenured Board members and newer directors.

Considerations in Selecting Current Lead Director

The independent directors consider several factors, including the director's corporate governance expertise, operational and leadership experience, board service and tenure, integrity, and ability to meet the required time commitment. It is preferable that the Lead Director hold a previous position as chair of a board committee, either at Allstate or another company. In 2021, Mr. Sherrill was chosen by the independent directors as he exemplified these characteristics. He has significant board leadership experience, including as former chairman of Tenneco and former chair of the organization and executive compensation committee of Snap-On. The independent directors believe that Mr. Sherrill is exceptionally well-qualified to serve as Allstate's independent lead director.

Independent Lead Director Responsibilities

Board Meetings and Executive Sessions
- Has the authority to call meetings of the independent directors
- Approves meeting agendas and schedules and information sent to the Board to ensure there is sufficient time for discussion of all items and that directors have the information necessary to perform their duties
- Chairs executive sessions of independent directors at every Board meeting
- Presides at all Board meetings when the Chair is not present

Duties to the Board
- Has regular communications with the CEO about Allstate's strategy and performance
- Performs additional duties designated by the independent directors

CEO Performance Evaluation
- Facilitates and communicates the Board's performance evaluation of the Chair and CEO with the chair of the compensation and human capital committee

Succession Plans
- Facilitates the development of a succession plan for the Chair and CEO

Communication Between Chair and Independent Directors
- Serves as liaison between the Chair and independent directors
- Consults with the Chair and discusses items raised in executive sessions

Communication with Shareholders
- Communicates with significant shareholders and other stakeholders on matters involving broad corporate policies and practices, when appropriate

Committee Involvement
- Works with the Chair and committee chairs to ensure coordinated coverage of Board responsibilities and ensures effective functioning of all committees
- Ensures the implementation of a committee self-evaluation process and regular committee reports to the Board

Board and Individual Director Evaluations
- Participates in the evaluation of individual director, Board and committee performance with the chair of the nominating, governance and social responsibility committee and the Chair

Allstate's Chair and CEO provides excellent leadership and direction for both management and the Board. The Lead Director is empowered with and exercises, robust, well-defined duties. The Board is composed of experienced and committed independent directors that provide objective independent Board leadership and effectively engage and oversee management. The Board committees have objective, experienced chairs and members.

Chair of the Board

Purpose: Serves as the primary voice to articulate Allstate's long-term strategic priorities, performance and operating results, as well as ensures management is effectively providing the proper information and analysis to the Board to facilitate effective oversight. Significant dialogue with stakeholders on governance, strategy and operating performance facilitates Board effectiveness.

Independent Lead Director

Purpose: Serves as a liaison between the Chair and the independent directors to provide a supplemental channel of communication. Collaborates with Chair/CEO on Board meeting agendas, effectiveness, planning matters, and other related topics of management oversight.

Board of Directors

Purpose: Provide objective oversight of management, review the CEO's performance and succession planning, and approve CEO compensation. Oversee Allstate's strategy, operating performance, and sustainable value creation.

Audit Committee	Compensation and Human Capital Committee	Nominating, Governance and Social Responsibility Committee	Risk and Return Committee
Purpose: Assists the Board in fulfilling its oversight responsibilities related to the integrity of the company's financial statements, enterprise risk, ethics and compliance programs, internal audit and internal control functions and independent registered public accountant.	**Purpose:** Assists the Board in fulfilling its oversight responsibilities related to the compensation of the CEO and the selection and compensation of the other executive officers, administration of the company's compensation plans and review of the company's human capital practices.	**Purpose:** Assists the Board in fulfilling its oversight responsibilities related to director elections, committee composition, identification of director candidates, director evaluation processes and results, environmental, social and governance priorities, and other corporate governance matters and policies.	**Purpose:** Assists the Board in fulfilling its oversight responsibilities related to the identification, evaluation and mitigation of risks inherent in the company's business, strategy, capital structure, and operating plans.

Executive Committee

The Board has an Executive Committee made up of the Lead Director, committee chairs and Board Chair. The Executive Committee is chaired by Mr. Wilson and has the powers of the Board in the management of Allstate's business affairs to the extent permitted under the bylaws, excluding any powers granted by the Board to any other committee of the Board. In addition, the Executive Committee provides Board oversight if outside the scope of established committees or if an accelerated process is necessary. No meetings of the Executive Committee were necessary in 2022.

The Allstate Corporation Board of Directors



Gregg Sherrill,
Independent
Lead Director



Thomas J. Wilson,
Chair

Meetings in 2022: 6

- The company's progress on the Transformative Growth strategy was discussed at every Board meeting, including three days in October to focus on strategy.

- The Board discussed Allstate's environmental, social and governance strategy and progress at multiple meetings, including climate strategy.

- Succession planning and inclusive diversity and equity were each discussed at multiple meetings.

Robust Role for Independent Committee Chairs

Each of the committee chairs approves meeting agendas and reviews committee materials. Prior to each meeting, each committee chair has a conversation with the Board Chair and CEO and relevant operating executives. The committee chairs discuss meeting materials and agendas in advance of each meeting, which fosters independence and successful execution of each committee's responsibilities.

Highly Independent Board

Eleven out of twelve directors on the Board are independent. Each director has input into Board and committee meeting schedules, agendas and materials. In addition, directors are provided opportunities throughout the year for independent discussion and reflection. The directors hold executive sessions without management present at every regular Board and committee meeting.

Management Participation in Committee Meetings

Key members of management regularly attend and participate in Board meetings. Regular attendees include the CEO, CFO, chief legal officer and general counsel, presidents of Property-Liability, Protection Services, and Investments and corporate strategy, and chief risk officer. Other senior leaders attend as meeting topics warrant. In addition, senior leadership also participates in committee meetings.

"Over the past year, we discussed Transformative Growth progress and other key strategic priorities at every meeting. We reviewed key senior leadership changes and oversaw the implementation of a comprehensive three-year strategy to accelerate the pace of change for diversity across the enterprise. We also added a new Board member who brings valuable skills and experience to further support oversight of Allstate's strategic initiatives."

— **Gregg M. Sherrill, Independent Lead Director**

Use of Independent Advisors

Each committee operates under a written charter and has the ability to hire third-party advisors. Outside experts such as independent auditors, compensation consultants, governance specialists, cybersecurity experts, board search firm representatives, and financial advisors attend meetings to provide directors with additional information on issues.

In 2022, outside firms were engaged to provide independent assessments of Allstate's compensation practices, financial results, Board composition, pay equity practices and cybersecurity program.

Board Attendance

99%
Average attendance of directors as a group at Board and committee meetings during 2022

33
Board and committee meetings in 2022

Directors are expected to attend Board and committee meetings and the annual meeting of shareholders. During 2022, each director attended at least 75% of the combined Board meetings and meetings of committees of which he or she was a member. Ten of the eleven directors who stood for election at the 2022 annual meeting of shareholders attended the annual meeting. One director was unable to attend due to a prior professional obligation.



A

Audit Committee
Report, pg. 111

Meetings in 2022: 9

Chair: Kermit R. Crawford

Other Members:
Donald E. Brown
Siddharth N. Mehta
Jacques Perold

"We discussed internal audit advisory engagements on Transformative Growth initiatives and reviewed internal controls and compliance. Data privacy and cybersecurity continued to be areas of focus and we engaged an independent cybersecurity advisor for the seventh year in a row."

— **Kermit R. Crawford, Chair**

Key Responsibilities:
- Oversees integrity of financial statements and other financial information and disclosures
- Oversees the system of internal control over accounting and financial reporting and disclosure controls and procedures
- Reviews the enterprise risk control assessment and guidelines, including cybersecurity and data privacy risk and the major financial risk exposures and management's steps to monitor and control those risks
- Oversees the ethics and compliance program and compliance with legal and regulatory requirements
- Appoints, retains, and oversees the independent registered public accountant, and evaluates its qualifications, performance and independence
- Evaluates retaining an independent cybersecurity advisor
- Oversees Allstate's internal audit function
- Oversees Allstate's data privacy programs
- Has authority to engage independent counsel and other advisors to carry out its duties

Management Participation in Committee Meetings

The CFO, chief audit executive, chief compliance executive, chief risk officer, CEO, chief legal officer and general counsel, and controller all actively participate in meetings. Senior business unit and technology executives, including the chief information security officer, are present when appropriate. Executive sessions of the committee, in which the committee meets privately with the independent registered public accountant, independent cybersecurity advisor, chief audit executive, and chief compliance executive, are held at all regular meetings.

Independence and Audit Committee Financial Expert

The Board determined that all members of the audit committee are independent under the New York Stock Exchange ("NYSE") and Securities and Exchange Commission ("SEC") requirements, and that Messrs. Brown and Mehta are each an audit committee financial expert as defined under SEC rules.



C

Compensation and Human Capital Committee
Report, pg. 86

Meetings in 2022: 7

Chair: Perry M. Traquina

Other Members:
Richard T. Hume
Margaret M. Keane
Andrea Redmond
Judith A. Sprieser

"We discussed Allstate's human capital practices and organizational health, including progress against the three-year IDE strategy. We once again received an independent assessment of pay equity."

— **Perry M. Traquina, Chair**

Key Responsibilities:
- Oversees Allstate's executive compensation plans
- Selects and retains the committee's independent compensation consultant
- Assists the Board in determining all compensation elements of the executive officers, including the CEO
- Reviews the Compensation Discussion and Analysis and prepares the Compensation Committee Report in this proxy statement
- Reviews management succession plans, evaluation processes and organizational strength
- Conducts an annual review of the company's human capital management practices, organizational health, employee and agent survey data, company culture, diversity and inclusiveness, and pay equity
- Reviews CEO's performance in light of approved goals and objectives

Management Participation in Committee Meetings

The chief human resources officer, chief legal officer and general counsel, CFO, and CEO participate in meetings. The committee regularly meets in executive sessions with the independent compensation consultant or chief human resources officer.

- The chief human resources officer provides the committee with internal and external analyses of the structure of compensation programs. Throughout the year, the estimated and actual results under our incentive compensation plans are reviewed.
- The CFO discusses financial results relevant to incentive compensation, other financial measures, and accounting rules.
- The CEO advises on the alignment of incentive plan performance measures with strategy and the design of equity incentive awards. He also provides the committee with performance evaluations of senior executives and recommends merit increases and compensation awards.
- The chief legal officer and general counsel provides input on the legal and regulatory environment and corporate governance best practices and ensures the proxy materials accurately reflect the committee's actions.
- The chief risk officer reports annually on compensation plan alignment with Board-approved risk and return principles, and whether compensation outcomes were achieved within those principles.

N

Nominating, Governance and Social Responsibility Committee

Meetings in 2022: 5



Chair: Andrea Redmond

Other Members:
Donald E. Brown
Margaret M. Keane
Gregg M. Sherrill

"We continued our focus on the company's ESG initiatives and reporting frameworks and reviewed the Societal Engagement Framework to ensure effective communication of Allstate's participation on key issues important to our stakeholders."

— Andrea Redmond, Chair

Key Responsibilities:
- Recommends candidates for Board election and nominees for Board committees
- Recommends candidates for Lead Director and Chair
- Recommends criteria for selecting directors and the Lead Director, and determines director independence
- Reviews the Corporate Governance Guidelines and advises the Board on corporate governance issues
- Determines performance criteria and oversees the performance assessment of the Board, Board committees, and Lead Director
- Reviews Allstate's non-employee director compensation program
- Has authority to retain a director search firm and director compensation consultant
- Reviews priorities and reporting related to Allstate's ESG activities, including political contributions and sustainability initiatives

Management Participation in Committee Meetings

The CEO and chief legal officer and general counsel participate in meetings. The committee regularly meets in executive session without management present. The chief risk officer provides risk assessments on political contributions and activities. The chief legal officer and general counsel provides regular updates to the committee on ESG priorities.

R

Risk and Return Committee

Meetings in 2022: 6



Chair: Siddharth N. Mehta

Other Members:
Kermit R. Crawford
Richard T. Hume
Jacques Perold
Judith A. Sprieser
Perry M. Traquina

"In 2022, we reviewed significant risk and return assumptions on Allstate's strategic plans, including risks related to Transformative Growth, climate change, inflationary impacts and pricing regulation. We assessed the company's information security and data privacy practices to reduce exposure risk to customer information and meet consumer expectations."

— Siddharth N. Mehta, Chair

Key Responsibilities:
- Assists the Board in risk and return governance and oversight
- Reviews risk and return processes, policies, and guidelines used by management to evaluate, monitor, and manage enterprise risk and return
- Reviews Allstate's enterprise risk and return management function, including its performance, organization, practices, budgeting, and staffing
- Supports the audit committee in its oversight of risk assessment and management policies
- Has authority to retain outside advisors to assist in its duties
- Reviews extremely low frequency high severity scenarios ("ELFS") on an annual basis, including a periodic review of ELFS related to climate and weather-related risks

Management Participation in Committee Meetings

The chief risk officer, CFO, CEO, chief legal officer and general counsel, chief audit executive, chief technology officer and chief information security officer participate in meetings. The committee regularly meets in executive session, including sessions with the chief risk officer.

Director Compensation

Director Compensation Program

The director compensation program is designed to appropriately compensate non-employee directors for serving on the board of a large, complex, and highly regulated company and to align their interests with shareholders. The nominating, governance and social responsibility committee reviews non-employee director compensation annually. The following charts describe each component of our non-employee director compensation program for 2022.

NON-EMPLOYEE DIRECTOR



42%	58%
$125,000 Annual Cash Retainer[1]	**$175,000** Annual Equity[2]

+

ADDITIONAL ANNUAL CASH RETAINERS[1]



$50,000
Lead Director

$30,000
Compensation and Human Capital Committee Chair

$35,000
Audit Committee Chair and Risk and Return Committee Chair

$20,000
Nominating, Governance and Social Responsibility Committee Chair

[1] Paid quarterly in advance on the first business day of January, April, July, and October. The retainer is prorated for a director who joins the Board during a quarter. Beginning in 2023, the additional annual cash retainer paid to the chair of the nominating, governance and social responsibility committee has been increased to $25,000.

[2] Directors are granted restricted stock units on June 1 equal in value to $175,000 divided by the closing price of a share of Allstate common stock on such grant date, rounded up to the nearest whole share.

Director Equity Compensation

- The Board believes that a meaningful portion of a director's compensation should be in the form of equity securities to create alignment with corporate performance and shareholder interests.
- Annual restricted stock units are granted under a fixed-value formula and in accordance with the shareholder approved 2017 Equity Compensation Plan for Non-Employee Directors. The aggregate grant date fair value of any award during a calendar year may not exceed $800,000.

Further Director Compensation Highlights

- Director total compensation, Lead Director and committee chair retainers, and equity grant practices are all benchmarked annually against insurance industry peer group and relevant compensation surveys to target total compensation at the median.
- No additional fees are paid for Board or committee meeting attendance.

Director Stock Ownership Guidelines

Each director is expected, within five years of joining the Board or within five years of an increase in annual cash retainer, if applicable, to accumulate an ownership position in Allstate common stock equal to six times the value of the cash retainer. Allstate's stock ownership requirements specify that Allstate shares owned personally and beneficially, as well as unvested restricted stock units, count toward meeting the requirement.

Each director has met the ownership guideline, except for Messrs. Brown and Hume, who joined the Board in 2020, and Ms. Turner, who joined the Board in 2023.

NEW ### What's New

Based on consultation with the independent compensation consultant and a competitive review of Allstate's non-employee director compensation program, beginning in 2022, the equity portion of director compensation was increased from $155,000 to $175,000. Additionally, in light of increased focus on ESG matters, beginning in 2023, the additional annual cash retainer paid to the chair of the nominating, governance and social responsibility committee has been increased to $25,000.

2022 Director Compensation

The following table summarizes the compensation for each of our non-employee directors who served as a member of the Board and its committees in 2022.

Name	Leadership Roles Held During 2022	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	Total ($)
Donald E. Brown		125,000	175,110	300,110
Kermit R. Crawford	Audit Committee Chair	160,000	175,110	335,110
Michael L. Eskew	(retired in May 2022)	62,500	-	62,500
Richard T. Hume		125,000	175,110	300,110
Margaret M. Keane		125,000	175,110	300,110
Siddharth N. Mehta	Risk and Return Committee Chair	160,000	175,110	335,110
Jacques P. Perold		125,000	175,110	300,110
Andrea Redmond	Nominating, Governance and Social Responsibility Committee Chair	145,000	175,110	320,110
Gregg M. Sherrill	Lead Director	175,000	175,110	350,110
Judith A. Sprieser		125,000	175,110	300,110
Perry M. Traquina	Compensation and Human Capital Committee Chair	155,000	175,110	330,110

[1] Under the 2017 Equity Compensation Plan for Non-Employee Directors, directors may elect to receive Allstate common stock in lieu of cash compensation. In 2022, Ms. Keane and Messrs. Brown and Traquina each elected to receive 100% of their retainer in stock. Also, under Allstate's Deferred Compensation Plan for Non-Employee Directors, directors may elect to defer their retainers to an account that is credited or debited, as applicable, based on (a) the fair market value of, and dividends paid on, Allstate common shares (common share units); (b) an average interest rate calculated on 90-day dealer commercial paper; (c) S&P 500 Index, with dividends reinvested; or (d) a money market fund. No director has voting or investment powers in common share units, which are payable solely in cash. Subject to certain restrictions, amounts deferred under the plan, together with earnings thereon, may be transferred between accounts and are distributed after the director leaves the Board in a lump sum or over a period not in excess of ten years in accordance with the director's instructions. The accumulated amount of Allstate common share units as of December 30, 2022, for directors previously electing to defer their cash retainer, is reflected in the table below.

Amounts Deferred under Deferred Compensation Plan for Non-Employee Directors	Allstate Common Share Units (#)
Mr. Traquina	7,138

[2] Grant date fair value for restricted stock units granted in 2022 is based on the final closing price of Allstate common stock on the actual grant date, which in part also reflects the payment of expected future dividend equivalent rights. (See Note 19 to our audited financial statements for 2022). The final grant date closing price was $134.70. The values were computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. Each restricted stock unit entitles the director to receive one share of Allstate common stock on the conversion date (see footnote 3).

[3] The following table provides outstanding restricted stock units as of December 30, 2022, for each director, except for Ms. Turner, who did not join the Board until January 2023. The value of the restricted stock units is based on the closing price of our common stock of $135.60 on December 30, 2022.

Name	Restricted Stock Units (#)	Value of Restricted Stock Units as of 12/31/22 ($)	Multiple of Annual Cash Retainer
Mr. Brown	3,443	466,871	4.8
Mr. Crawford	20,330	2,756,748	23.1
Mr. Eskew (retired in May 2022)	2,225	301,710	2.4
Mr. Hume	3,909	530,060	4.2
Ms. Keane	3,989	540,908	14.5
Mr. Mehta	13,533	1,835,075	18.2
Mr. Perold	12,454	1,688,762	13.5
Ms. Redmond	35,802	4,854,751	41.0
Mr. Sherrill	3,989	540,908	9.1
Ms. Sprieser	42,177	5,719,201	45.8
Mr. Traquina	11,013	1,493,363	14.2

Restricted stock unit awards granted before September 15, 2008, convert into common stock one year after termination of Board service. Restricted stock unit awards granted on or after September 15, 2008, and before June 1, 2016, convert into common stock upon termination of Board service. Restricted stock units granted on or after June 1, 2016, convert into common stock on the earlier of the third anniversary of the date of grant or upon termination of Board service. Directors had the option to defer the conversion of the restricted stock units granted on June 1, 2016, for ten years from the date of grant or the later of termination of Board service or June 1, 2024. The conversion of restricted stock units granted after June 1, 2016, may be deferred for ten years or until termination of Board service. In addition to the conversion periods described above, restricted stock units will convert upon death or disability. Each restricted stock unit includes a dividend equivalent right that entitles the director to receive a payment equal to regular cash dividends paid on Allstate common stock.

Sustainability at Allstate

Sustainability at Allstate means managing environmental, social and governance ("ESG") risks and opportunities to ensure long-term value creation for our shareholders, customers and employees. Sustainability is not new to Allstate and we have been leading with purpose and driving growth through our ESG ambition for decades. We integrate ESG considerations across the enterprise by embedding these principles into key efforts like the development of products and services, management of the company's investment portfolio and establishing net zero targets.

Our ESG Strategy

ESG issues are fundamentally connected to Allstate's business and providing products and services that are accessible, competitively priced, and mindful of environmental and social impacts are important to our strategy. A Societal Engagement Framework is used to focus on the prioritization of ESG issues and to help us evaluate, prepare for and act on issues where we have a unique ability to make meaningful impact. This framework allows us to align our values, business priorities and ESG actions. We further prioritize our efforts on ESG matters that are strongly aligned to our brand, business and risk and return profile. Three ESG focus areas have been identified as most significant to Allstate and its stakeholders: Climate, Data Privacy, and Inclusive Diversity.

Allstate's ESG ambition is also centered around its strong sustainability performance. The company has a solid track record of corporate sustainability disclosure in alignment with relevant ESG reporting organizations and standards such as the Global Reporting Index (GRI), CDP (formerly the Carbon Disclosure Project), S&P's Corporate Sustainability Assessment (CSA), Sustainability Accounting Standards Board (SASB) and Task Force on Climate Related Financial Disclosures (TCFD).

We have prioritized three ESG issues in particular: Climate, Data Privacy, and Inclusive Diversity and Equity.

Climate change impacts customers and shareholders. Customers have been increasingly subject to more severe weather catastrophes. As a result, Allstate focuses on stronger building codes, adequate disaster response capabilities, and creating state-based insurance pools for risks not covered by private markets. The company has net zero commitments and is seeking additional return by investing in a transition to a lower-carbon economy.

Data privacy protects customers and is a growth opportunity. Allstate's ability to serve customers and earn appropriate returns is dependent on access to personal information. An industry-leading data privacy program and commitment to influencing public policy initiatives is critical to value creation.

Inclusive diversity and equity (IDE) practices foster a workplace culture that supports Our Shared Purpose. IDE is one of the three values in Our Shared Purpose. The breadth of differences at Allstate improves execution and agility. A multi-year IDE strategy positions the company to be a differentiated IDE leader.

Our ESG strategy supports long-term value creation

	Focusing on Our Important Topics...	**...Leads to Value Creation**
People 	We strive to develop and retain a workforce that mirrors the diversity of the customers and communities we serve. To build on this focus, we launched an IDE strategy with the goal to become a differentiated IDE leader among major corporations by striving to eliminate inequities in our business practices, culture and communities for all people. 	Diversity enables business growth. Our collective differences, backgrounds, educations and cultures create an inclusive environment where diverse perspectives are encouraged and embraced. We work smarter, meet customer needs more effectively, share learnings better, and identify more innovative ideas when we utilize our individual characteristics, backgrounds, experiences and perspectives. The breadth of those differences makes us a stronger company, which in turn creates greater value for stakeholders.
Planet 	Climate change is one of the most critical challenges threatening customers, businesses and communities. Global warming has increased the frequency and severity of severe weather. This creates additional risks for customers and shareholders, but also offers opportunities to leverage Allstate's capabilities. 	Allstate's business success depends on effectively modeling, pricing and managing climate-related risks, as well as meeting the needs that result from a changing climate and a changing society. Products and services are being developed that address climate change and the transition to a lower-carbon future and are also growing our suite of environmentally responsible products through the offering of ride-sharing, homeowner reimbursement, pay-per-mile auto insurance and technology that allows customers to more efficiently file claims. Strategic climate-related investments present potential opportunities to capture attractive returns over the long-term for shareholders. Allstate will look to be a leader in this area and is modifying investment strategies and capabilities to best position to capture additional risk-adjusted return from the transition to a lower carbon-based economy.
Prosperity 	Because of the products and services we provide, customers entrust Allstate with their data. Consumers have an expectation of privacy and security around that data. This creates both business opportunities and constraints as we work to safeguard consumer data while using that data to better serve our customers. 	By carefully and responsibly handling data, Allstate maintains a strong reputation, fosters positive business relationships and creates shared value. Identity protection products are provided to millions of customers and help empower people with more control over their personal data, which in turn builds trust in the Allstate name. Data and analytics are also used in the business to better serve customers. We believe, in the future, companies will need to adopt a simplified approach to data privacy with consumer-friendly interactions and easy-to-read disclosures that follow a common, standardized framework to enhance choice and control for consumers. Allstate seeks to shape this future via thought leadership, public advocacy, and the launch of new capabilities that easily and automatically enable this for consumers.

Our Key ESG Priorities

 **People**

Human Capital

Allstate believes that its people are its greatest assets and enablers of a purpose-driven strategy. The integration of ESG principles in to human capital management is key to success. We have a robust set of plans, which advance an approach to hiring, retention, talent development, training, well-being and culture. Allstate strives to motivate its employees and harness their diverse perspectives through Our Shared Purpose and leading employment practices. We provide employees with training, mentoring and career development, and invest in providing rewarding professional growth and opportunities. At the core of it all is an unwavering commitment to shared Values, Behaviors and Operating Standards.

Our Human Capital Goals and Progress

Goals	2022 Progress
Regularly measure employee sentiment and maintain a highly engaged workforce	Achieved 81.6% engagement index score from Inspire Survey in 2022
Create a people first workplace improving employability for all team members	2022 global turnover was 20%, with the November and December months finishing below a 15% annualized number
Drive employee engagement, optimizing spans and layers to support organization health	December 2022 was span 7.3 (2023 target is 8.4); December 2022 layers was 11 (2023 is target 10)

Other Initiatives and Accomplishments

- At the start of the pandemic, we transitioned 95% of our workforce to remote working in just one weekend and to date, we've invested over $9 million to ensure our employees remain supported in a remote environment.
- Introduced a Customer Retention and Growth bonus of $2,000 to $4,000 for over 30,000 eligible employees for achieving property-liability unit growth goals
- Resources are devoted to occupational health and safety and benefit programs to support employees' physical health, financial security, personal well-being and work-life integration
- To ensure fair and equitable compensation practices, internal and external pay equity analyses are conducted annually
- Utilized workforce analytics to dynamically align skills to highest priority issues, focus talent development and acquisition, and deploy talent efficiently
- Increased minimum compensation for U.S. employees to $17-20/hour, based on geographic differentials

Inclusive Diversity and Equity

Inclusive diversity and equity ("IDE") is one of Allstate's core values and a foundation of Our Shared Purpose. It represents who we are and how we conduct ourselves – not just as employees, but as people, leaders, decision-makers, and members of society. Allstate's multi-year IDE strategy builds on existing efforts around hiring, talent development, investing and supplier diversity. The strategy is focused on four pillars to leverage diverse perspectives, experiences and engagement for a more inclusive and equitable workforce.

Pillars of IDE Strategy

 **People** —————————————————

Allstate will build a diverse staff through thoughtful and intentional recruitment, retention and development activities. We are committed to increasing female and racially and/or ethnically diverse workforce representation and have set multi-year targets to achieve this goal. Allstate will also accelerate development, advancement, and retention of diverse talent through sponsorship, mentorship, and leadership development programs, and strive to improve the skills and capabilities of all team members.

 **Business Practices** ————————————

Allstate will use IDE to help us win and integrate it into our core policies, processes and decision-making, including choosing and managing our suppliers. Allstate was the first U.S corporate issuer to select diverse financial firms to exclusively lead a large corporate bond issuance.

 **Culture** —————————————————

Allstate will create an inclusive culture and advance equity. Allstate supports and funds nine Employee Impact Groups (EIGs) and two Business Impact Groups (BIGs), that offer specific opportunities for employees to partner and collaborate with each other through professional development workshops, recruiting events, volunteer projects and mentoring. Over 7,700 Allstaters participate in at least one EIG or BIG (as of 12/31/22). Group members are more likely to be rated Better Than Expected, more likely to be promoted, and less likely to turnover.

 **Community** ———————————————

Allstate will address our positive and negative impacts on inclusive diversity and equity in wider communities and on various stakeholders, taking a leadership position to advance IDE. In September 2022, Allstate was the only U.S. corporate issuer to voluntarily testify before the House Financial Services Subcommittee on Diversity Equity and Inclusion. The congressional hearing focused on Diversity and Inclusion at America's Largest Insurance Companies.

Our IDE Goals and Progress

Goals	2022 Progress
Expand IDE-related questions in Inspire Survey to measure culture of employee belonging, equal opportunity regardless of background, senior leadership commitment to addressing inequity, and Allstate's commitment to IDE as a company	Maintained inclusive diversity index scores (Inspire Survey) in mid-80's, on a scale of 0-100, from 2018-2022
Strive for $180 million in new commitments with diverse investment sponsors and managers in 2022, nearly 3x historical annual average	While 2022 was a difficult market environment for commitments in general, Allstate continued to make progress. Including the $65 million closed in January 2023, we have closed roughly $177 million in new commitments.
Increase female and racially and/or ethnically diverse workforce representation	Maintained progress towards Allstate's ongoing commitment to improve female and racially and/or ethnically diverse workforce representation
Achieve $366 million in spend in 2022 with diverse suppliers	Allstate exceeded our 2022 goal with $386 million in spend, on track toward our five-year 2025 goal of doubling diverse supplier spend

 **Planet**

Climate

Climate change is one of the most critical challenges of our time, as it threatens businesses, communities and customers. Allstate is working to reduce climate impacts across the entire value chain, which includes supply chain, operations, and customer use of our products and services. Allstate announced a target of net zero emissions for relevant direct, indirect and value-chain greenhouse gas emissions by 2030, and by the end of 2025, we will also establish a goal for our financed emissions. This target is aligned with the latest climate science and the 1.5°C reduction pathways called for by the Paris Agreement. Additionally, we will continue to evaluate emerging methodologies associated with GHG emissions from underwriting activities.

Our 2022 Actions to Manage Climate Risk

Goals	2022 Progress
Evaluate setting greenhouse gas (GHG) emission reduction science-aligned targets, including a new target for operating emissions	Committed to achieve net zero emissions for direct, indirect and value-chain greenhouse gas emissions by 2030 and by 2025, will establish a goal for financed emissions
Convert 100% of automobile fleet to hybrid vehicles by 2025, and incorporate fully electric vehicles thereafter	As of year-end 2022, Allstate's Legacy Fleet was 85% hybrid and the company's total fleet, which includes Avail and National General vehicles, was 52% hybrid
Achieve green or healthy building certification for 100% of newly acquired buildings, beginning in 2023	As of year-end 2022, Allstate leased or owned more than 694,000 square feet of LEED-certified space
Discourage excess waste and encourage recycling through centralized waste collection at all locations by 2023	As of 2022, Allstate has a waste removal request for proposals out that stipulates vendors report on landfill, recycling, compost, and diversion quantities

Other Initiatives and Accomplishments

- Committed $469 million to climate investments in 2021 and 2022 in our dedicated impact portfolio across climate mitigation and adaptation
- Increased the percentage of the portfolio allocated to responsible investments to 12% at year-end 2022
- Established management-level committee with goal to evaluate and develop new products or new product features that encourages more sustainable consumer behavior
- Identified areas for value creation within risk management processes given a global transition to a less carbon intensive economy

Climate Risk Management

A changing climate means we must identify risks and opportunities, which can be either physical in nature, such as extreme weather patterns, or related to transitions such as policy shifts and the development of new technology. Allstate works to understand how this directly and indirectly affects our products, assets and liabilities. We manage climate risks within our integrated Enterprise Risk and Return Management (ERRM) Program, which applies risk-return principles, modeling and analytics, governance and transparent dialogue to understand the company's highest-priority risks.

Addressing Climate Risk

 **Risk Identification**

- An increase in severe weather events has raised loss costs for homeowners insurance, requiring risk management actions such as changes in pricing, product coverages, geography, underwriting practices and reinsurance utilization. We expect that the impacts from climate change will continue to be concentrated in property insurance.

- Allstate's investment process reflects some of the same climate risk considerations as the company's insurance underwriting process. We consider potential environmental and severe weather risks when making investments and limit our exposure to sectors with higher climate risk. We also monitor exposure to sectors with higher climate risk, including oil, gas and coal production, airlines and airports, and commercial real estate with higher catastrophe risk. Additionally, ESG considerations and climate specific metrics are a factor in asset management decisions.

- Climate change is also important to internal and external stakeholders, and we collaborate through external partnerships and public engagements.

 **Risk Assessments**

- Allstate's Catastrophe Modeling and Analytics team and pricing groups assess climate change information and establish pricing, underwriting, concentration and coverage standards. The team uses information from the Intergovernmental Panel on Climate Change (IPCC), the U.S. Global Change Research Program (USGCRP) and the Actuaries Climate Index (ACI). The IPCC and USGCRP evaluate research by climate scientists around the world and conduct reviews to provide information to decision-makers. The Responsible Investing Committee and the Investments Risk Committee assess investments for potential short- and long-term exposures to climate change.

 **Risk Mitigation**

- The ACI measures extreme weather and sea level increases through quarterly updates. The Catastrophe Modeling and Analytics team monitors state-specific risks and competitors' actions and partners with the Investments team to model mortgage and real estate portfolios. We incorporate the outcome of the assessment into decision-making to balance risk and return.

 **Risk Monitoring and Reporting**

- Allstate reports on progress in mitigating climate change through our annual sustainability, SASB and TCFD reports, as well as through alignment to key frameworks such as GRI and the UN Sustainable Development Goals. Additionally, we respond to questionnaires and assessments such as CDP's Climate Change Questionnaire and S&P's Corporate Sustainability Assessment.



Prosperity

Data Privacy

Allstate's business practices protect data and keep sensitive information safe. We provide identity protection products to millions of customers and will continue to empower people with more control over their personal data. Our goals are to enact change, demonstrate transparency, offer solutions and lead others to do the same through four key avenues: Operational Practices and Products, Governance, Policy and Legislation, and Partnerships.



Operational Practices and Products

- Allstate's products and services protect Personally Identifiable Information with strong data management and cybersecurity practices and we have an industry-leading data privacy program
- Allstate Identity Protection is reinventing privacy and identity protection by giving consumers the tools to see, control and protect their digital identities
- Product offerings include identity protection and privacy management (Allstate Digital FootprintTM on Allstate Mobile), and a third-party cyber product offering with mobile device protection, anti-phishing, Wi-Fi scan, and limited cyber-expense coverage



Governance

- Allstate strives to be transparent and ethically manage consumer data
- Allstate also created an Enterprise Data initiative to reduce the personal information footprint across Allstate, which better protects and secures personal information while still providing services that matter to consumers
- The Board and audit committee provide oversight of our cybersecurity and privacy programs; an independent cybersecurity advisor and external benchmarking practices further support continuous improvement



Policy and Legislation

- Allstate advocates for consumer rights and advocates for federal legislation to establish uniform consumer data protection standards
- Allstate advanced our State Privacy Laws program, a framework to strategically approach consumer expectations of privacy and the dynamic regulatory environment
- Allstate also worked to identify lawmakers, think tanks, policy institutes, thought leaders, and journalists aligned with the concept of greater consumer control over data



Partnerships

- We partner with organizations such as The Atlantic and the Aspen Institute to share perspectives on enhancing data privacy protections
- Our security and privacy requirements extend to suppliers who have access to, store, or use Allstate data and we emphasize the importance of consumer privacy and data security with suppliers through our procurement standards, practices and contracts
- We also require contingent workers who have access to our network to complete training on Allstate's security policies and adhere to the privacy expectations described in our Supplier Code of Business Conduct

2022 Goals and Progress

Goals	2022 Progress
Continue to enhance robust privacy compliance programs to protect consumer data and enable agile response to dynamic regulatory environment	Piloted data ethics framework that helps address ethical considerations throughout the data lifecycle. Implemented digital solution that triggers personal information lifecycle management processes to support compliance with dynamic regulatory requirements and reduce personal information footprint.
Advance more choice, control, and protection for consumers' data outside of Allstate	Allstate's Chair and CEO presented at the 2022 Aspen Ideas Festival on the cost of privacy in the digital age. The discussion sparked thought leadership about what privacy means today and how consumers can take control of their privacy and know when it has been lost.
Enhance potential and current customer experience with data privacy and related commercial experiences	Launched a privacy center on Allstate.com with simplified consumer-friendly messaging on Allstate's privacy practices and easy to navigate privacy choices

Responsible Investing – Aligning with ESG Priorities

As of December 31, 2022, we managed a $61.8 billion investment portfolio and actively evaluated how ESG issues influence investment performance. We integrate ESG considerations within our investment analysis and decision-making processes and have established climate change and IDE as two pillars important to our investing approach while we continue to meet shareholder need by having a positive financial impact.

 **Broad Portfolio**

Build limitations/structure/analytics, as appropriate, into the portfolio that will mitigate allocations that negatively impact our ESG goals

Goals	2022 Progress
Continue to increase the percentage of the portfolio allocated to responsible investments from 11.1% at year-end 2021	The responsible investments in Allstate's investment portfolio increased to $7.5 billion (12%) as of year-end 2022, including education, sustainability, affordable housing, health care, green bonds, diverse sponsors, and renewable investments
Strive for $180 million in new commitments with diverse investment sponsors and managers in 2022, nearly 3x historical annual average	Allstate achieved $177 million in commitments to diverse investment sponsors and managers including January 2023 transaction closings

 **Impact Sub-Portfolio**

Invest in solving societal problems in a targeted manner while achieving attractive returns

Goals	2022 Progress
Expand climate-related investment capabilities and relationships, striving for at least $375 million in commitments between 2021 and 2022	Committed $469 million in climate-related opportunities between 2021 and 2022, exceeding our goal of $375 million
Strive for at least $300 million in new commitments to low-income housing tax credits during 2022	Committed $255 million in low-income housing tax credits after an above average investment year of $408 million during 2021.

 **Other Activities**

Align investment so they support our ESG goals

Goals	2022 Progress
Maintain 2% of trading volumes with minority, women and veteran banking enterprises (MWVBE) in 2022, a 4x increase relative to historical volumes of 0.5%.	Allstate exceeded our 2022 goal with 2.3% of trading volumes with diverse brokers
Increase opportunity for women and racially and ethnically diverse individuals in the asset management industry	Founding partner of Asset Manager Diversity Accelerator (AMDA) program alongside William Blair and LGIM America, a two-year rotational development program for diverse and under-represented job seekers

Governance of ESG

Board of Directors
The Board believes sustainability benefits Allstate's stakeholders and drives long-term value creation.
The Board has overall responsibility for ESG oversight with regular updates on ESG matters.

Nominating, Governance and Social Responsibility Committee
The nominating, governance and social responsibility committee supplements the Board's review of ESG matters. The chief legal officer and general counsel provides regular updates on ESG matters.

Additionally, other Board committees focus on specific components of the ESG strategy. The risk and return committee reviews climate change risk, the compensation and human capital committee reviews organizational health and other human capital management practices, and the audit committee reviews data privacy and cybersecurity.

Chief Legal Officer and General Counsel
Our chief legal officer and general counsel works with leadership from across the company to guide Allstate's corporate responsibility and sustainability efforts and reports regularly to the nominating, governance and social responsibility committee on the company's ESG progress as well as provides periodic updates to the full Board.

The Allstate ESG Steering Committee

Allstate has had an ESG Steering Committee (formerly, the Sustainability Council) since 2007. This cross-functional management committee supports Allstate's ongoing commitment to environmental, health and safety, corporate social responsibility, human capital management, corporate governance, sustainability, and other public policy matters.

The committee is comprised of individuals from Strategy, Finance, Financial Products, Enterprise Solutions, Corporate Brand, Enterprise Risk and Return Management, Human Resources, Legal, Investments, Property-Liability, and Protection Products and Services. Allstate's senior vice president of corporate strategy and senior vice president of corporate law co-chair the committee, which meets monthly, and updates senior executives.

The Responsible Investing Committee

The Responsible Investing Committee monitors ESG investing trends, evaluates ESG investing best practices, supports the work of the ESG Steering Committee and periodically reports about its activities to senior leaders within Allstate. In conjunction with Allstate's Investments Risk Committee, the Responsible Investing Committee also monitors our investment portfolio for potential short- and long-term exposures to climate change.

The Sustainability Team

The Sustainability team develops the annual sustainability report, responds to ratings and rankings questionnaires, drives employee awareness and engagement with corporate sustainability initiatives and reports monthly to the ESG Steering Committee.

Executive Compensation

2 Say-on-Pay: Advisory Vote on the Compensation of the Named Executives

What am I voting on?

We conduct a say-on-pay vote every year at the annual meeting. While the vote is non-binding, the Board and the compensation and human capital committee (the "committee" as referenced throughout the Compensation Discussion and Analysis and Executive Compensation sections) consider the results as part of their annual evaluation of our executive compensation program.

Overview

• Independent oversight by compensation and human capital committee with the assistance of an independent consultant

• Executive compensation targeted at 50th percentile of peers and aligned with short- and long-term business goals and strategy

• Compensation programs are working effectively. Annual incentive compensation funding for our named executives in 2022 was 57.5% of target, as formulaic result was reduced by 50% due to negative Net Income. Annual performance was above maximum performance on Total Premiums and Net Investment Income, below threshold performance on Performance Net Income, and above target performance on the Strategic Initiatives Scorecard.

You may vote to approve or not approve the following advisory resolution on the executive compensation of the named executives:

> RESOLVED, on an advisory basis, the shareholders of The Allstate Corporation approve the compensation of the named executives, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis and accompanying tables and narrative on pages 62-106 of the Notice of 2023 Annual Meeting and Proxy Statement.

Voting recommendation

The Board recommends a vote FOR this proposal.



Compensation Discussion and Analysis

Message from the Compensation and Human Capital Committee

As members of the compensation and human capital committee, we want to thank the many of you that have met with and provided feedback to us over the course of the last year. We were pleased to hear many shareholders favorably acknowledge enhancements we have made to Allstate's compensation program during the past few years, including the addition of an ESG-oriented metric in the annual incentive plan and a growth metric in the long-term incentive plan. This past year, the committee was focused on ensuring alignment between compensation decisions and progress against key business strategies, including Transformative Growth and inclusive diversity and equity (IDE). We reviewed progress against IDE goals. We also reviewed senior management selections and oversaw succession planning. We received regular updates on key human capital practices and initiatives happening across Allstate. This included everything from employee engagement to key hires to company culture, with a special focus on Allstate's IDE strategy, which is an area where the committee is fully engaged and committed to driving improvements.

Perry M. Traquina (Chair)   **Margaret M. Keane**   **Judith A. Sprieser**

Richard T. Hume   **Andrea Redmond**

Our Compensation Discussion and Analysis describes Allstate's executive compensation program, including total 2022 compensation for our named executives listed below[1]:

Thomas J. Wilson
Chair, President, and Chief Executive Officer (CEO)

Jesse Merten
Executive Vice President and Chief Financial Officer (CFO)[2]

Mario Rizzo
President, Property-Liability and Former CFO[3]

John Dugenske
President, Investments and Corporate Strategy

Suren Gupta
President, Enterprise Solutions

Robert Toohey
Executive Vice President and Chief Human Resources Officer (CHRO)

Former Executive Officers

Don Civgin
Former Vice Chair and CEO, Protection Products and Services[4]

Glenn Shapiro
Former President, Property-Liability[5]

[1]   See Appendix C for a full list of Allstate's executive officers and titles.
[2]   Mr. Merten became Executive Vice President and CFO effective September 1, 2022.
[3]   Mr. Rizzo became President, Property-Liability effective September 1, 2022. Prior to September 1, 2022, Mr. Rizzo served as Executive Vice President and CFO.
[4]   Mr. Civgin retired from Allstate effective May 1, 2022.
[5]   Mr. Shapiro retired from Allstate effective September 30, 2022.

2022 Executive Compensation At-a-Glance

Allstate's executive compensation program is designed to ensure that the interests of our executives are aligned with our shareholders:

We Pay for Performance
The majority of the CEO's and other NEOs' compensation opportunity is at-risk and based on measurable performance goals.

We Establish a Strong Link Between Performance Measures and Strategic Objectives
Performance measures are linked to operating priorities designed to create long-term shareholder value.

Target Compensation Mix

CEO

At-Risk Performance-Based Pay: 91%

| 9% Base Salary | 25% Annual Cash Incentive | 40% Performance Stock Awards | 26% Stock Options |

OTHER NEOs

At-Risk Performance-Based Pay: 82%

| 18% Base Salary | 25% Annual Cash Incentive | 34% Performance Stock Awards | 23% Stock Options |

Alignment of Pay with Performance

Allstate's executive compensation program is aligned with long-term shareholder value through equity-based programs, combined with shareholder value-based performance measures and financial performance measures that are closely correlated with shareholder value over time. A significant portion of the named executives' compensation is at-risk and aligned with achievement of our financial and long-term strategic goals. Incentive compensation plans incorporate relevant metrics and targets to drive the behaviors necessary to accomplish our short- and long-term goals.

2022 Annual Cash Incentive

57.5%
Pool funding of 115% was reduced by 50% due to negative net income as determined by these results



TOTAL PREMIUMS (in millions)[1]

Actual Results: $50,437

| $48,100 Threshold | $49,100 Target | $50,100 Maximum |

PERFORMANCE NET INCOME (in millions)[1]

Actual Results: ($426)

| $800 Threshold | $2,000 Target | $3,200 Maximum |

NET INVESTMENT INCOME (in millions)[1]

Actual Results: $2,318

| $1,615 Threshold | $1,860 Target | $2,155 Maximum |

STRATEGIC INITIATIVES SCORECARD

Actual Results: 125%

| 50% Threshold | 100% Target | 200% Maximum |

▲ Reflects 2021 actual results of Total Premiums of $45,812, Performance Net Income of $3,689, Net Investment Income of $2,574, and Strategic Initiatives Scorecard of 125%

2020-2022 Performance Stock Awards

124%
Payout percentage

AVERAGE PERFORMANCE NET INCOME RETURN ON EQUITY[1]

Actual Results: 15.5%

| 7.0% Threshold | 14.0% Target | 17.0% Maximum |

RELATIVE TSR[1]

Actual Results: 33.3%

| <25th Threshold | 55th Target | 90th Maximum |

[1] For a description of how these measures are determined, see **pages 71-78.**

Compensation Governance Best Practices

Our compensation program adheres to high standards of compensation governance.

✔ What We Do	✖ What We Do Not Do
✔ Benchmark to Peers of Similar Industry, Size and Business Complexity	✖ No Employment Agreements for Executive Officers
✔ Target Pay at 50th Percentile of Peers	✖ No Guaranteed Annual Salary Increases or Bonuses
✔ Independent Compensation Consultant	✖ No Special Tax Gross Ups
✔ Double Trigger in the Event of a Change in Control	✖ No Repricing or Exchange of Underwater Stock Options
✔ Maximum Payout Caps for Annual Cash Incentive Compensation and Performance Stock Awards ("PSAs")	✖ No Plans that Encourage Excessive Risk-Taking
✔ Robust Equity Ownership Requirements	✖ No Hedging or Pledging of Allstate Securities
✔ Clawback or Cancellation of Certain Compensation	✖ No Inclusion of Equity Awards in Pension Calculations
✔ One-Year Minimum Equity Vesting Provision in the Equity Plan	✖ No Excessive Perks
✔ Provide clear rationale for the metrics used to fund the annual and long-term incentive plans	

NEW What's New

Beginning in 2023, in light of the prominence that IDE and Transformative Growth have within Allstate's long-term strategic priorities, these two components will be integrated into the long-term incentive plan, with a weighting of 10% for each.

Our Executive Compensation Program is Tied to Our Business Strategies

Allstate's business relies on the expertise and capabilities of colleagues to lead the company and various businesses in ways that meet customers' needs and, in turn, promote the long-term interests of shareholders. We have designed our executive compensation program to achieve business objectives and attract, motivate and retain highly talented individuals.

Allstate's executive compensation program is designed not only to closely align the compensation and interests of the named executives with the long-term interests of shareholders, but also to reflect the economic realities of the operating environment. In addition to salary, Allstate's executive compensation program emphasizes performance-based compensation in the form of cash incentive awards and equity incentive awards that focus respectively on the achievement of short- and long-term financial and strategic targets. Allstate believes that this target-based incentive structure fosters a culture of high performance and accountability and promotes shareholder interests by closely aligning executive compensation with objectively measured company performance and achievement of key strategic priorities.

Business Context

In 2022, Allstate adapted to unprecedented increases in loss costs, generated investment returns in excess of benchmarks and advanced our Operating Priorities and the Transformative Growth Strategy:

$3.4 billion

Distributed to shareholders in cash through stock repurchases and common stock dividends

Progress on our Operating Priorities

Better serve customers	• Enterprise Net Promoter Score, which measures how likely customers are to recommend us, finished below the prior year, reflecting substantial price increases necessary to offset higher loss costs.
Grow customer base	• Consolidated policies in force was 189.1 million, a 1.0% decrease from prior year. Property-Liability policies in force increased by 0.7% compared to the prior year, as continued growth at National General was substantially offset by the Allstate brand as new business was limited in many states. • Protection Services policies in force declined 1.4%, primarily due to expiring low average premium policies from a major retail account that ended in 2019.
Achieve target economic returns on capital	• Return on Allstate common shareholders' equity was (7.3)% in 2022. • The Property-Liability combined ratio of 106.6 for the full year increased compared to the prior year primarily driven by higher auto losses. • Executing on comprehensive profit improvement plan to restore auto margins through rate increases, expense reductions and underwriting actions.
Proactively manage investments	• Net investment income of $2.4 billion in 2022 was $890 million below prior year as higher market-based investment income was more than offset by lower performance-based results. • Total return on the $61.8 billion investment portfolio (as of 12/31/22) was (4.0)% in 2022 and compares favorably to full year 2022 performance of the S&P 500 of (18.1)% and the Bloomberg Intermediate Bond return of (9.4)%. • Proactive portfolio actions to reduce inflation and economic risk by shortening fixed income duration mitigated portfolio losses by approximately $2 billion this year.
Build long-term growth platforms	• Allstate made substantial progress in advancing Transformative Growth initiatives in 2022, including launching an Affordable, Simple, Connected auto insurance offering in two states, continued cost reductions, and deploying a new property-liability technology platform. • National General is meeting or exceeding acquisition performance targets with the objective of building a strong competitive position in independent agent distribution. • Protection Services increased revenues, particularly Allstate Protection Plans. • Arity continued to expand its data acquisition platform with more than one trillion miles of traffic data and launched Arity IQ, a product to improve new business profitability for auto insurers.

Progress on our Transformative Growth Strategy

Improve customer value	• Improved the competitive prices of products through lower costs, increased price sophistication and telematics. • Increased engagement with the Allstate Mobile app and new business penetration of telematics products, including pay-per-mile insurance. Provided additional consumer-focused protection solutions.
Expand customer access	• Increased direct channel distribution through improved online experience and data-driven insights to enhance call center sales. • Grew National General by leveraging the Allstate brand capabilities and data to expand product offerings and fully utilize our independent agency relationships.
Increase sophistication and investment in customer acquisition	• Improved the effectiveness of customer acquisition by expanding lead management, building data capabilities and utilizing household insights.
Modernize technology ecosystem	• Launched a new technology ecosystem to deliver affordable, simple, and connected experiences and products at a lower cost. This effort will enable retirement of legacy systems.
Drive organizational transformation	• Enhanced and expanded organizational capabilities by increasing digital expertise, process redesign, decision clarity and employee empowerment, agility and diversity.

Comparison of Total Shareholder Return (%) Against Allstate Peers



5-YEAR
- Peers: 80.6%
- P&C Peers: 86.4%
- Life Peers: 69.8%
- Allstate: 45.1%

Allstate ranks 9 out of 12

3-YEAR
- Peers: 49.3%
- P&C Peers: 55.9%
- Life Peers: 40.4%
- Allstate: 29.9%

Allstate ranks 10 out of 12

1-YEAR
- Peers: 13.5%
- P&C Peers: 15.1%
- Life Peers: 9.7%
- Allstate: 18.3%

Allstate ranks 5 out of 12

■ Peers ■ P&C Peers ■ Life Peers ■ Allstate

Compensation Reflects Continued Focus on Sustainable Value Creation

- The committee evaluates the executive compensation structure on an annual basis to ensure alignment with Allstate's compensation philosophy, business strategies and shareholder priorities. The compensation philosophy centers around maintaining a compensation program for the named executives that is designed to promote the achievement of short-term and long-term financial and strategic goals and create sustainable value for shareholders. Noteworthy accomplishments in 2022 that created shareholder value include:

- Customer value for auto and homeowners insurance was increased through cost reductions and sophisticated pricing

- Innovative growth platforms (such as telematics and identity protection) and broadened distribution of Allstate Protection Plans further enhance customer value proposition

- Expanded customer access was achieved with growth through independent agents

- Enhanced direct-to-consumer experience that also leverages our expertise in data and analytics through launch of Affordable, Simple, Connected auto insurance product

- Allstate's capital position remained strong, allowing us to provide cash returns to shareholders of $3.4 billion in 2022 through dividends and share repurchases

Incentive Design and Goal Setting

Role of the Compensation and Human Capital Committee

The compensation and human capital committee oversees and provides strategic direction to management regarding Allstate's executive compensation program. The committee sets the CEO's compensation, reviews and approves compensation for the rest of the leadership team, reviews senior management selections and oversees succession planning. The committee also oversees human capital priorities for the company, including review of Allstate's IDE strategy and initiatives.

The committee evaluates the executive compensation structure on an annual basis to ensure alignment with Allstate's compensation philosophy, business strategy, and shareholder priorities. The compensation philosophy centers around maintaining a compensation program for the named executives that is designed to promote the achievement of short-term and long-term financial and strategic goals. For additional information on strategic and operating priorities, see pages 10-11.

Incentive Design, Payout, and Goal-Setting Process

For the annual and long-term incentive programs, the committee oversees a rigorous and comprehensive goal-setting process. The committee uses performance measures in the annual and long-term programs that (1) align with the company's strategy, operating principles and priorities, and shareholder interests, (2) support the achievement of corporate goals, and (3) reflect the company's overall performance. The following timeline of key events reflects the committee's process:



April-July
Benchmarking

- Evaluate peer group to determine if any changes are required for the next performance cycle
- Compare against peers' actual compensation paid, financial results, and shareholder returns over one, three and five years as provided by the independent compensation consultant's pay for performance analysis

- Review feedback from shareholders and governance firms on compensation
- Independent compensation consultant provides advice on incentive design and overall executive compensation program and executive pay levels
- The consultant provides information on current market practices and industry trends

Ongoing
- Review compensation philosophy and objectives in light of company performance, goals and strategy, shareholder feedback, and external benchmarking
- Monitor compensation estimates in comparison to actual and relative performance
- Monitor compliance with management equity ownership requirements

- Actual performance against goals determines the corporate pool for the annual incentive award
- CEO reviews overall company funding for each business area based on its operating performance in relationship to target performance goals
- Determine the number of performance stock awards that will vest for the applicable measurement period based on actual performance
- Review and approve salary adjustments and annual incentive payments and equity grants for executive officers

- Establish plan design and performance measures
- Review the annual operating plan to establish target performance and ranges for threshold and maximum for the annual incentive program, and review historical and expected performance, market expectations and industry trends when approving the ranges of performance for the long-term incentive program
- Review operating plans and compensation measures for alignment with enterprise risk and return principles

February
Calculating Payouts

November-January
Establishing Plan Design and Key Metrics

NEW ## What's New

In 2022, the committee engaged a new independent compensation consultant, who provided fresh perspective to the committee on plan design, industry and market trends, and actual compensation in comparison to operating results and peers.

Shareholder Engagement and 2022 Say-on-Pay Results

Allstate engages with its largest shareholders multiple times throughout the year to ensure continued alignment with shareholder expectations and market trends.

The committee actively solicits the views of significant shareholders on executive compensation matters. In determining the structure and amount of executive pay, the committee carefully considered this feedback. Investors generally commented that Allstate utilizes best practices and remains focused on pay for performance in its plan design. The committee considered the vote results, investor input and current market practices and made changes to respond to that feedback, as described below.

87%

At our last annual shareholder meeting, approximately 87% of votes cast supported our executive compensation program.

What We Heard	**What We Did**	
Prefer to see an ESG-oriented goal, or other non-financial metric, in the executive compensation program	In 2021, we added a qualitative measure to the annual incentive plan. The Strategic Initiatives Scorecard, weighted at 20%, measures progress made against Transformative Growth and IDE strategies throughout the year. Beginning in 2023, these two components will shift to the PSAs to align with sustainable long-term objectives.	**NEW**
When ESG-related metrics are used in compensation programs, prefer to see clear disclosure for how they are evaluated	We include robust disclosure on the criteria considered by the committee when determining funding results under the Strategic Initiatives Scorecard, including a summary of prior year achievements.	**NEW**

The committee has previously made changes to the compensation program based on shareholder feedback. For example, in response to shareholder feedback, beginning in 2020, relative TSR was added as a metric for our performance stock awards, weighted at 30%. This change to the long-term incentive program improves alignment between stock performance and pay outcomes in 2022 and beyond.

Peer Benchmarking

The committee monitors performance toward goals throughout the year and reviews the executive compensation program design and executive pay levels annually. As part of that evaluation, Pay Governance, the committee's independent compensation consultant, provided executive compensation data, information on current market practices, and benchmarking on target pay opportunities. The committee benchmarks executive compensation program design, executive pay, and performance against a group of peer companies that are publicly traded. Product mix, market segment, annual revenues, premiums, assets, and market value were considered when identifying peer companies. The committee believes Allstate competes against these companies for executive talent, business and shareholder investment. The committee reviews the composition of the peer group annually with the assistance of its compensation consultant.

The compensation consultant's recommendation has been to use a peer group that reflects Allstate's business and operations. Currently, eight out of eleven of Allstate's peer companies also include Allstate in their respective peer company lists. The following table reflects the peer group used for 2022 compensation benchmarking.

PEER COMPANIES[1] Company Name	Revenue ($ in billions)	Market Cap ($ in billions)	Assets ($ in billions)	Premiums ($ in billions)	Total Shareholder Return (%)		
					One Year	Three Years	Five Years
AFLAC Inc.	19.5	44.3	131.0	15.3	26.4	46.9	85.0
American International Group Inc.	56.5	46.6	526.6	34.8	13.7	34.4	21.9
Chubb Limited	43.1	91.5	199.1	40.4	16.0	50.4	67.1
The Hartford Financial Services Group Inc.	22.4	23.9	73.0	19.7	12.3	34.6	51.9
Humana Inc.	92.9	64.0	43.1	87.7	11.2	42.5	113.7
Manulife Financial Corporation	11.8	37.0	627.3	29.1	(1.1)	3.0	8.6
Marsh & McLennan	20.8	81.9	33.5	12.6	(3.4)	55.6	121.2
MetLife Inc.	69.9	56.4	666.6	55.0	19.2	58.0	71.4
The Progressive Corporation	49.6	75.9	75.5	49.2	26.8	98.9	172.0
Prudential Financial Inc.	60.1	36.4	689.9	43.6	(3.9)	23.6	9.1
The Travelers Companies Inc.	36.9	43.5	115.7	33.8	22.4	47.0	55.4
Allstate	51.4	35.7	98.0	47.7	18.3	29.9	45.1
Allstate Ranking Relative to Peers:							
Property and Casualty Insurance Products	3 of 8	7 of 8	5 of 8	3 of 8	4 of 8	8 of 8	7 of 8
Life Insurance and Financial Products	5 of 9	8 of 9	6 of 9	3 of 9	3 of 9	7 of 9	6 of 9
All Peer Companies	5 of 12	11 of 12	8 of 12	4 of 12	5 of 12	10 of 12	9 of 12

[1] Information as of year-end 2022.

The committee uses compensation surveys for certain executives that provide information on companies of similar size and business mix as Allstate, as well as companies with a broader market context.

The committee uses the 50th percentile of our peer group as a guideline in setting the target total direct compensation of our named executives. Within the guideline, the committee balances the various elements of compensation based on individual experience, job scope and responsibilities, performance, tenure, and market practices.

Timing of Equity Awards and Grant Practices

Typically, the committee approves grants of equity awards during a meeting in the first fiscal quarter. The timing allows the committee to align awards with our annual performance and business goals.

Throughout the year, the committee may grant equity incentive awards to newly hired or promoted executives or to retain or recognize executives. The grant date for these awards was fixed as the third business day of a month following the later of committee action or the date of hire or promotion.

For additional information on the committee's practices, see portions of the Board Oversight and Board Meetings and Committees sections of this proxy statement on **pages 33-40** and **47-49**, respectively.

Compensation Elements

Overview

The following table lists the elements of target direct compensation for our 2022 executive compensation program.

Short-Term	Mid-Term	Long-Term	
Fixed	Variable		
15%[1] **Base Salary**	25%[1] **Annual Cash Incentive Awards**	36%[1] **Performance Stock Awards**	24%[1] **Stock Options**
Cash	**Cash**	**Equity**	**Equity**

Why We Pay This Element

Attract and retain executives with competitive level of cash compensation.	Motivate and reward executives for performance on key strategic, operational, and financial measures during the year.	Motivate and reward executives for performance on key long-term measures. Align the interests of executives with long-term shareholder value. Retain executive talent.	Align the interests of executives with long-term shareholder value. Retain executive talent.

Key Characteristics

Reviewed annually and adjusted when appropriate.	A corporate-wide funding pool based on performance on four measures: • Total Premiums[2] • Performance Net Income[2] • Net Investment Income[2] • Strategic Initiatives Scorecard[2] Pool is then allocated based on business unit and individual performance; positive net income required for any payout above target.	PSAs vest on the third anniversary of the grant date. For the 2021 and 2022 PSA grants, actual amounts of PSAs vesting based on performance on three-year Items in Force Growth[2], Performance Net Income ROE[2] and Relative TSR[2] with a requirement of positive net income in order for our executives to earn PSAs for Average Performance Net Income ROE above target.	Non-qualified stock options to purchase shares at the market price when awarded. Vest ratably over three years. Expire in ten years or, in the event of retirement, the earlier of five years or normal expiration.

[1] Represents the average of the target direct compensation elements for all of the named executives in 2022.

[2] For a description of how these measures are determined, see **page 102**.

Salary

In setting executive salary levels, the committee uses the 50th percentile of total target direct compensation of our peer companies as a guideline, which supports Allstate's ability to compete effectively for and to retain executive talent. Annual merit increases for named executives are based on their performance and external benchmarking as provided by the independent compensation consultant.

Annual Cash Incentive Awards

Metrics and Purpose

	Metric	Purpose
Financial Goals	Total Premiums[1] (35%)	Captures growth and competitive position of the Allstate businesses
	Performance Net Income[1] (35%)	Aligns with shareholders' expectations of operating profitability
	Net Investment Income[1] (10%)	Reflects a significant component of profitability
Non-Financial Goals	Strategic Initiatives Scorecard[1] (20%)	Non-financial scorecard measures progress on Transformative Growth and IDE priorities

[1] The numbers reflect the percentage that each performance measure contributed to the total corporate funding pool.

NEW **What's New**

Beginning with the 2021 annual incentive plan year, the committee approved the addition of the Strategic Initiatives Scorecard as a fourth component for all eligible annual incentive plan participants, with a total weighting of 20%. The committee had several discussions around the addition of the scorecard, criteria to be considered, and the process that would be followed for evaluating performance throughout the year and determining final year-end funding. It was determined that performance against the scorecard hinged on progress made toward two strategic priorities: IDE and Transformative Growth. Beginning in 2023, in light of the prominence IDE and Transformative Growth have within Allstate's long-term strategic priorities, it was determined that these two components would be moved from the annual incentive plan to the long-term incentive plan, with a total weighting of 10% for each. This will take the place of the Items in Force Growth component.

How Target Opportunities Are Set
• Target annual incentive percentages for each named executive are based on consideration of incentive opportunities at peer companies and our benchmark target for total direct compensation at the 50th percentile.

How Performance Goals Are Established
• The committee sets annual cash incentive performance goals based on the annual operating plan. **Target performance is equal to the operating plan.** Threshold and maximum measures are based on a range of sensitivities relative to the operating plan. To further test the appropriateness of the ranges, the committee's independent consultant provides advice based on peer performance, market expectations and industry trends. The chief risk officer reviews the performance measures and ranges to ensure they are consistent with Allstate's risk and return principles.
  • The 2022 annual incentive plan target for Total Premiums was above prior year actual results as it has been for at least the last decade.
  • Performance Net Income target for 2022 was set below 2021 actual results due to auto claims frequency approaching pre-pandemic levels and increasing severity in auto and property insurance.
  • Net Investment Income target was set below 2021 actual results due to projected performance-based income reverting back to average long-term expectations.
  • The 2023 annual incentive plan targets are not included since those targets do not relate to 2022 pay, and because target performance is set at the 2023 operating plan, which is proprietary information.

Corporate Pool Funded Based on Actual Performance

- Actual performance on the previously approved measures determines the overall funding level of the corporate pool and the aggregate total award budget for eligible employees. The committee approved the total company funding after the end of the performance period based on the actual results on these performance measures. For the actual results and detail on how each measure was defined and calculated, see **pages 72-74.**
- In 2022, the pool was funded based on the collective results of the four performance metrics. Funding ranges from 0% to 200% of target, and results between threshold, target and maximum are subject to interpolation.
- In the event of a net loss, the corporate pool funding is reduced by 50% of actual performance for senior executives, including the named executive officers. For example, if performance measures ordinarily would fund the corporate pool at 60% and there was a net loss, then the corporate pool would be funded at 30% for senior executives. This mechanism ensures alignment of pay and performance in the event of multiple large natural catastrophes and/or extreme financial market conditions.

Determine Calculation of Corporate Pool Funding



Actual Performance Against Target on Plan Measures

Total Premiums (35%) + **Performance Net Income (35%)** + **Net Investment Income (10%)** + **Strategic Initiatives Scorecard (20%)**

(Funding from 0%-200% of target)

× Net Loss Modifier 0.5 in the event of a net loss

= **Corporate Pool Funding** (0%-200% of target)

Determine Annual Incentive Payments to NEOs and other Executive Officers

- Committee's compensation recommendations **for the CEO** are reviewed and approved by the independent directors of our Board in executive session.
- Committee reviews and approves CEO recommendations **for executive officers** based on pool funding, the target annual incentive percentages for each NEO, and individual performance.

Determine Calculation of NEO Annual Incentive Award Payouts



Corporate Pool Funding (0%-200%) × Individual Multiplier × NEO target opportunity = **NEO Annual Cash Incentive Payout**

Determine Annual Incentive Payment for Other Eligible Participants

The committee provides oversight of annual incentive processes and decisions below executive officers

- The CEO may allocate the corporate pool between the Market-Facing Businesses and Areas of Responsibility ("AOR") if justified by relative performance against annual operating goals and other key business success metrics.
- Individual awards for eligible employees are determined by senior leaders.

For 2022, the CEO distributed committee-approved funding based on the relative performance of Market Facing Businesses and AORs.

2022 Actual Performance

We paid the 2022 cash incentive awards in March 2023.

TOTAL PREMIUMS ($ in millions)



PERFORMANCE NET INCOME ($ in millions)



NET INVESTMENT INCOME ($ in millions)



STRATEGIC INITIATIVES SCORECARD



(1) The collar for Net Investment Income was utilized in 2021 decreasing the absolute level by $1,136 million to $2,574 million, and in 2022 decreasing the absolute level by $99 million to $2,318 million.

(2) The collar for Performance Net Income was utilized in 2021 decreasing the absolute level by $610 million to $3,689 million, and in 2022 decreasing the absolute level by $209 million to ($426) million.

- For a description of how the 2022 measures are determined, see **pages 71-72**.

- The ranges of performance and 2022 actual results are shown in the following table. The committee assessed the CEO's 2022 performance, and the CEO assessed each of the other NEO's 2022 performance. **No discretion was applied to the Named Executives' annual incentive awards in 2022.**

- **Pool funding for senior leadership was cut in half due to negative net income.**

2022 ANNUAL CASH INCENTIVE AWARD RANGES OF PERFORMANCE

Measure	2021 Actual Results	2022 Threshold	2022 Target	2022 Maximum	Increase/ (Decrease) Versus 2021 Actual Results	2022 % Target
Total Premiums ($ in millions)	45,812	$48,100	Actual Results: $50,437 $49,100	$50,100	4,625	**200%**
Performance Net Income ($ in millions)	3,689	$800	Actual Results: ($426) $2,000	$3,200	(4,115)	**0%**
Net Investment Income ($ in millions)	2,574	$1,615	Actual Results: $2,318 $1,860	$2,155	(256)	**200%**
Strategic Initiatives Scorecard	125%		2022 Actual Results: 125%		—	**125%**
Payout Percentages[1]		50%[2]	100%	200%		**115%**[3]

[1] Payout percentages reflect contribution to incentive compensation pool.

[2] Actual performance below threshold results in a 0% payout.

[3] Negative Performance Net Income results in an aggregate funding of 50% of actual results (57.5% payout)

For 2022, the committee approved a funding result of 125% for each of the Transformative Growth and IDE components of the Strategic Initiatives Scorecard, reflective of positive progress toward Transformative Growth and IDE goals. Below are the criteria considered by the committee in determining the funding results.

Transformative Growth Scorecard Criteria	Summary of 2022 Achievements
Improve customer value	Continued to drive cost reductions while price competitiveness outpaced expectations during a period of accelerated rate actions
Expand customer access	New business and agency efficiency measures surpassed expectations throughout the year. Expanded product offering through National General independent agents
Increase sophistication and investment in customer acquisition	Quote volumes declined as advertising levels were reduced to align with Property and Casualty profitability tactics while the efficiency of in-market advertising exceeded expectations
Modernize technology ecosystem	New Affordable, Simple, Connected auto product successfully launched in Illinois and expanded to Tennessee in select zip codes with in-market performance largely aligned with expectations
Drive organizational transformation	Engagement in the transformation and ability to replace talent improved while employee attrition remained elevated relative to historical levels. Enhanced decision clarity

Inclusive Diversity and Equity Scorecard Criteria	Summary of 2022 Achievements
People	Maintained progress towards Allstate's ongoing commitment to improve female and racially and/or ethnically diverse workforce representation.
Business Practices	Exceeded 2022 spend goal with diverse suppliers as well as 2022 goal of maintaining 2% of trading volumes with diverse brokers. Made progress on goal of new commitments with diverse investment sponsors and managers.
Cultural Integration	Maintained inclusive diversity index scores (Inspire Survey) in mid-80's, on a scale of 0-100, and found no meaningful differences between race and gender.

Performance Stock Awards and Stock Options

Allstate grants equity awards annually to executives consistent with market practice and the philosophy that a significant amount of compensation should be in the form of equity. Additionally, from time to time, equity awards are granted to attract new executives and to retain existing executives.

Mix of Equity Incentives

The mix of equity incentives for senior executives is 60% PSAs and 40% stock options. PSAs and stock options are forms of performance-based incentive compensation because PSAs are earned based on achieving established performance goals and stock options require stock price appreciation to deliver value to an executive.



40% Stock Options

60% PSAs

Performance Stock Award Metrics and Purpose

PSAs granted in 2020	PSAs granted in 2021 and 2022	Why Metric Was Chosen
70% Average Performance Net Income ROE	**50%** Average Performance Net Income ROE	**Average Performance Net Income ROE** • Correlates to changes in long-term shareholder value. • Measures performance in a way that is tracked and understood by investors. • Captures both income statement and balance sheet impacts, including capital management actions.

	30% Relative TSR	**Relative TSR**
		• Added as a second measure in 2020 based on feedback from shareholders and market practices.
		• Performance is relative to a custom TSR peer group. The custom TSR peer group for awards made in 2021 and 2022 is shown on **page 69**. Peer groups are designed in consultation with our compensation consultant.
		    • ‹25th percentile = 0% payout
		    • 25th percentile = 50% payout
		    • 55th percentile = 100% payout
		    • 90th percentile = 200% payout

30% Relative TSR	**20%** Items in Force Growth	**Items in Force Growth** • Selected as a third measure in 2021 to measure progress on Allstate's Transformative Growth strategy and assess growth of Allstate's businesses.

Measurement period	←——————————— Three-years ————————————→
Vesting	←——— Between 0% to 200% of the target number of PSAs granted ———→

- The measures are further described on **pages 102-103**. For each measure, the committee considered historical and expected performance, market expectations and industry trends when approving the range of performance goals.

- All PSA awards for Performance Net Income ROE include a minimum or maximum amount of after-tax catastrophe losses if actual catastrophe losses are less than or exceed those amounts, respectively, which serves to decrease volatility and stabilize the measure.

How Payouts Are Calculated

Actual Performance Payout Against Target on Plan Measures

Average Performance Net Income ROE X 70% (PSAs granted in 2020) X 50% (PSAs granted in 2021 and 2022)	**+**	Relative TSR X 30%	**+**	Items In Force Growth X 20% (PSAs granted in 2021 and 2022)	**✕**	NEO Target Opportunity	**=**	**PSA Payout**
Payout from 0%-200% of target No payout if Allstate has a cumulative net loss in a measurement period		Payout from 0%-200% of target						

- At the end of each measurement period, the committee certifies the level of achievement on each performance measure.

- The committee requires positive net income in order for senior executives to earn PSAs based on Average Performance Net Income ROE above target. If Allstate has a cumulative net loss in a measurement period, the number of PSAs vested would not exceed target, regardless of the Average Performance Net Income ROE. This positive net income hurdle is included to prevent misalignment between Allstate reported net income and the PSAs vested based on the Average Performance Net Income ROE result. This situation could occur if, for example, catastrophe losses or capital losses that are not included in Performance Net Income ROE result in a net loss for the period. For a description of the calculation, see **page 78**.

- Beginning with the 2023 PSA grant, the Items in Force component will be replaced with Inclusive Diversity and Equity and Transformative Growth measures, each carrying a 10% weighting.

PSA Ranges of Performance

For the last seven PSA grants, the performance measures and levels of performance needed to earn the threshold, target and maximum number of PSAs, as well as actual results and payout percentages, are set forth in the chart and table below. The total shareholder returns for Allstate and its peers are also shown for completed cycles.

PERFORMANCE STOCK AWARDS RANGES OF PERFORMANCE

Performance Cycle	Threshold	Target	Maximum	Actual Results	Total Shareholder Return	
					Allstate	Peers
Vested Awards						
2018-2020					60.4%	34.4%
• Performance Net Income ROE (70%)	7.0%	13.5%	15.0%	19.1%		
• Earned Book Value (30%)	7.0%	12.5%	14.0%	19.9%		
2019-2021					11.6%	14.2%
• Performance Net Income ROE (70%)	7.0%	14.0%	16.0%	20.8%		
• Earned Book Value (30%)	7.0%	12.0%	14.0%	23.3%		
2020-2022					29.9%	49.3%
• Performance Net Income ROE (70%)	7.0%	14.0%	17.0%	15.5%		
• Relative TSR (30%)	<25th	55th	90th	33.3%		

Performance Cycle	Threshold	Target	Maximum	Actual Results
Outstanding Awards				
2021-2023				
Performance Net Income ROE (50%)	10.0%	16.0%	18.0%	Two year results are between threshold and target for Performance Net Income ROE and Relative TSR
Relative TSR (30%)	<25th	55th	90th	
Items in Force Growth (20%)[1]	ND	ND	ND	
2022-2024				
Performance Net Income ROE (50%)	10.0%	16.0%	18.0%	One year results are between threshold and target for Performance Net Income ROE and between target and maximum for Relative TSR
Relative TSR (30%)	<25th	55th	90th	
Items in Force Growth (20%)[1]	ND	ND	ND	
Payout Percentages	0%	100%	200%	

[1] The amounts for Items in Force Growth are not disclosed (ND) because they are established based on the three-year strategic plan, which is proprietary information, and disclosure of goals could cause competitive harm.

PSAs Granted in Last Three Performance Cycles

The following table shows the target number of PSAs granted to each of our named executives for the 2020-2022, 2021-2023 and 2022-2024 performance cycles.

PERFORMANCE CYCLE[(1)]

	Target Number of PSAs for		
Named Executive	2020-2022 Performance Cycle	2021-2023 Performance Cycle	2022-2024 Performance Cycle
Mr. Wilson	53,175	61,453	52,513
Mr. Rizzo	10,430	13,090	11,328
Mr. Merten	4,346	6,471	6,736
Mr. Dugenske	12,162	15,334	13,038
Mr. Gupta	7,967	9,961	8,562
Mr. Toohey	—	—	4,372
Mr. Civgin	14,196	18,613	15,411
Mr. Shapiro	12,240	15,727	13,356

(1) The actual number of PSAs that will vest will vary from 0% to 200% of the target PSAs based on Average Performance Net Income ROE, Relative TSR and Items in Force Growth (for awards granted in 2021 and 2022) and for the applicable measurement period.

2023-2025 Performance Stock Award

For the 2023-2025 award, the Average Performance Net Income ROE and Relative TSR measures are calculated, respectively, as follows:

Performance Net Income[(1)]
Average for three years in the performance cycle

±

Catastrophe Losses
Adjusted to reflect a minimum or maximum amount of catastrophe losses

÷

Adjusted Common Shareholders' Equity[(2)]
Average of common shareholders' equity excluding unrealized gains and losses, after tax, at December 2022, and at the end of each year in the performance cycle

=

Average Performance Net Income ROE[(3)]
50% of PSA Performance Measure

Final Average Adjusted Close Price[(4)] − **Initial Average Adjusted Stock Price[(5)]**

divided by

Initial Average Adjusted Stock Price[(5)]

=

Total Shareholder Return (TSR)

>

Relative TSR
TSR is ranked relative to 10 peer companies (including Allstate), S&P 500 Index, and S&P Financial Index[(6)]
30% of PSA Performance Measure

(1) Performance Net Income is defined on **pages 101-103**.

(2) Adjusted Common Shareholders' Equity is defined on **page 103**.

(3) ROE calculation excludes parent holding company level deployable assets and associated income in excess of $2 billion.

(4) Final Average Adjusted Close Price is the average Adjusted Close Price over the 20 trading days prior to and including the final day of the Performance Period.

(5) Initial Average Adjusted Stock Price is the average Adjusted Stock Price over the 20 trading days prior to the first day of the Performance Period.

(6) See **page 103** for information on these peer companies.

2023-2025 PERFORMANCE STOCK AWARD RANGE OF PERFORMANCE

Average Performance Net Income ROE (50%)[(1)]
Relative Percentile Rank TSR (30%)[(2)]
Transformative Growth (10%)[(3)]
Inclusive Diversity and Equity(10%)[(3)]

(1) Subject to positive net income hurdle. For a description of how this measure is determined, see **page 76**.

(2) The 25th percentile would result in a 50% payout. If greater than the 25th percentile, results would be interpolated.

(3) For a description of how these measures are determined, see **page 103**.

Compensation Decisions for 2022

Thomas J. Wilson
Chair, President, and Chief Executive Officer

Our Chair, President, and CEO is responsible for managing the company's strategic direction, operating results, organizational health, ethics and compliance, and corporate responsibility.

2022 Performance
Mr. Wilson's compensation reflects his responsibilities, experience and performance, peer company CEO compensation and compensation program design. An independent compensation consultant provides guidance to the committee on plan design and actual compensation in comparison to operating results and peers.

Mr. Wilson's performance as Chair, President, and CEO is assessed over one- and three- year periods under the following five categories:

Operating Results
- Excellent operating leadership in a difficult external environment.
- Implementing a comprehensive auto profit improvement plan in response to inflation in loss costs including significant increases in insurance premiums.
- Non-auto insurance businesses had strong operating and financial results.
- Investment returns were significantly better than external benchmarks.
- Returned over $3.4 billion in cash to shareholders.

Strategic Position
- Enhanced Our Shared Purpose to reflect cultural changes necessary to achieve Transformative Growth and environmental, social and governance (ESG) objectives.
- Continued implementation of strategy to increase market share in personal property-liability and expand protection solutions offered to customers.
- Significant progress in implementing Transformative Growth.
- Excellent results in expanding protection solutions through Allstate Protection Plans.

Leadership Team
- Talented, experienced and highly engaged senior leadership team with excellent collaboration to achieve strategic vision.
- Successfully managed leadership transitions of vice chair, president, Property-Liability, and chief financial, legal, and human resources officers.
- Ranked #21 in Top 250 Best Managed Companies by the Wall Street Journal/ Drucker Institute in 2022. Strong performance on Inclusive Diversity and Equity strategy.

Corporate Stewardship
- Allstate recognized as "A Most Ethical Company" by Ethisphere for ninth consecutive year.
- Corporate reputation and leadership of inclusive diversity and equity are highly rated.
- Implementing broad based Inclusive Diversity and Equity strategy. Created Societal Engagement Framework to facilitate Board, shareholder and organizational alignment on ESG issues.

Board Effectiveness
- Excellent ratings of governance processes, Board diversity and shareholder engagement. Over half of the Board was diverse.
- Engaged with shareholders holding approximately one-third of outstanding shares on governance issues three times each year. Received positive feedback related to governance practices.

2022 Compensation

Weighting		Actual	Target	Outcome
9%	Salary (Cash)	$1,385,000	N/A	N/A
16%	Annual Incentive (Cash)	$2,389,125	300% of salary	57.5% of target
75%	Long-Term Incentive Award (Equity)	$11,161,669[1]	775% of salary	100% of target

Salary (Cash)
The committee did not adjust Mr. Wilson's salary of $1,385,000.

Incentive Targets
Mr. Wilson's annual incentive targets did not change in 2022. Mr. Wilson's annual incentive target was 300% of salary and his target equity incentive opportunity was 775% of salary.

Annual Incentive (Cash)
Mr. Wilson's target annual incentive payment of 300% of base salary with a maximum funding opportunity for the award pool of 200% of target was unchanged in 2022. The committee approved an annual cash incentive award of $2,389,125, which was 50% of the funding level given negative net income.

Long-Term Incentive Award (Equity)
In 2022, based on its assessment of Mr. Wilson's performance in delivering strong business results in 2021, his job scope, and market data, the committee granted him equity awards with a grant date fair value of $11,161,669, which was Mr. Wilson's target equity incentive award opportunity of 775% of salary due to progress made toward Transformative Growth goals.

[1] Reflects the accounting value of the equity award. This is higher than the closing price on the date of grant, which is used to calculate the number of performance-based shares awarded. See footnote 1 to the *Summary Compensation Table* on **page 87** for more details on the Monte Carlo valuation.

Jesse Merten

Executive Vice President and Chief Financial Officer

Mr. Merten has primary responsibility for the management of the company's overall financial condition, system of internal controls, capital allocation, financial reporting, investor relations, acquisitions and divestitures, capital market transactions, discontinued operations and data and analytics.

2022 Performance and Compensation

In 2022, Mr. Merten's annual performance was evaluated on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was below target funding with no discretion applied.

• The annual incentive plan funded at 115% based on overall corporate results, which was reduced by 50% to 57.5% of target given negative net income.

• Successfully transitioned to chief financial officer leadership role. Established strong leadership at Health and Benefits.

• Market-Facing Business results were largely on plan and slightly better than prior year.

2022 Compensation

Weighting		Actual	Target	Outcome
25%	Salary (Cash)	$594,178	N/A	N/A
14%	Annual Incentive (Cash)	$346,233	125% of salary	57.5% of target
61%	Long-Term Incentive Award (Equity)	$1,462,336[1]	300% of salary	105% of target

Salary (Cash)
The committee approved an increase to $765,000 during 2022 based on Mr. Merten's change in role, evaluation of his performance, level of responsibility, experience and target compensation as compared to the peer group.

Incentive Targets
Mr. Merten's annual incentive and equity incentive targets were increased in 2022 based on an expansion of his role. Mr. Merten's annual incentive target was 125% of salary (previously 90%) and his target equity incentive was 300% of salary (previously 225%).

Annual Incentive (Cash)
The committee approved an annual cash incentive award of $346,233 for Mr. Merten, which was 57.5% of target funding level.

Long-Term Incentive Award (Equity)
In 2022, based on its assessment of Mr. Merten's performance in delivering strong business results in 2021, his job scope and added responsibilities, and market data, the committee granted him equity awards with a grant date fair value of $1,462,336, which was 105% of Mr. Merten's target equity incentive award opportunity of 300% of salary and of which the committee approved in recognition of contributions in his role prior to promotion.

Mario Rizzo

President, Property-Liability and Former Chief Financial Officer

Mr. Rizzo leads the Property-Liability businesses, which comprise approximately 80% of Allstate's total insurance premiums and contract charges.

2022 Performance and Compensation

In 2022, Mr. Rizzo's annual performance was evaluated on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was below target funding with no discretion applied.

• The annual incentive plan funded at 115% based on overall corporate results, which was reduced by 50% to 57.5% of target given negative net income.

• Implementing comprehensive auto profitability improvement plan with significant rate increases and expense reductions.

• Successfully transitioned from chief financial officer (CFO) to President, Property-Liability.

• Leading Transformative Growth implementation, including efforts to improve customer experience, digital capabilities, and lower costs.

• As CFO, participated in ERRM actions to reduce investment risk in response to increased inflation and decline in auto insurance profitability.

2022 Compensation

Weighting		Actual	Target	Outcome
21%	Salary (Cash)	$793,750	N/A	N/A
16%	Annual Incentive (Cash)	$603,665	150% of salary	57.5% of target
63%	Long-Term Incentive Award (Equity)	$2,419,118[1]	325% of salary	100% of target

Salary (Cash)
The committee approved an increase from $750,000 to $850,000 during 2022 based on Mr. Rizzo's change in role, evaluation of his performance, level of responsibility, experience and target compensation as compared to the peer group.

Incentive Targets
Mr. Rizzo's annual incentive and equity incentive targets were increased in 2022 based on an expansion of his role. Mr. Rizzo's annual incentive target was 150% of salary (previously 125%) and his target equity incentive was 325% of salary (previously 300%).

Annual Incentive (Cash)
The committee approved an annual cash incentive award of $603,665 for Mr. Rizzo, which was 57.5% of target funding level.

Long-Term Incentive Award (Equity)
In 2022, based on its assessment of Mr. Rizzo's performance in delivering strong business results in 2021, his job scope and added responsibilities, and market data, the committee granted him equity awards with a grant date fair value of $2,419,118, which was Mr. Rizzo's target equity incentive award.

---

[1] Reflects the accounting value of the equity award. This is higher than the closing price on the date of grant, which is used to calculate the number of performance-based shares awarded. See footnote 1 to the *Summary Compensation Table* on **page 87** for more details on the Monte Carlo valuation.

John Dugenske

President, Investments and Corporate Strategy

Mr. Dugenske is responsible for the company's investment portfolio, financial products, corporate strategy and business transformation.

2022 Performance and Compensation

In 2022, Mr. Dugenske's performance was assessed based on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was below target funding with no discretion applied.

- The annual incentive plan funded at 115% based on overall corporate results, which was reduced by 50% to 57.5% of target given negative net income.
- Investment returns were better than benchmark reflecting proactive risk and return management and tactical asset allocation.
- Reduced overall risk profile of portfolio in conjunction with ERRM by lowering interest rate and equity exposure, subsequently reducing investment losses by $2 billion.
- Market-Facing Business results were largely on plan and slightly better than prior year.
- Transformative Growth support enhanced efficiency and effectiveness.

2022 Compensation

Weighting		Actual	Target	Outcome
19%	Salary (Cash)	$844,808	N/A	N/A
17%	Annual Incentive (Cash)	$729,077	150% of salary	57.5% of target
64%	Long-Term Incentive Award (Equity)	$2,771,234[1]	325% of salary	100% of target

Salary (Cash)
The committee approved an increase from $820,000 to $850,000 during 2022 based on evaluation of his performance, level of responsibility, experience and target compensation as compared to the peer group.

Incentive Targets
Mr. Dugenske's annual incentive targets did not change in 2022. Mr. Dugenske's annual incentive target was 150% of salary and his target equity incentive was 325% of salary.

Annual Incentive (Cash)
The committee approved an annual cash incentive award of $729,077 for Mr. Dugenske, which was 57.5% of target funding level.

Long-Term Incentive Award (Equity)
In 2022, based on its assessment of Mr. Dugenske's performance in delivering strong business results in 2021, his job scope, and market data, the committee granted him equity awards with a grant date fair value of $2,771,234, which was Mr. Dugenske's target equity incentive award opportunity of 325% of salary due to progress made toward Transformative Growth goals.

Suren Gupta

President, Enterprise Solutions

Mr. Gupta leads Allstate's technology, international operations, real estate, corporate venture capital and sourcing and procurement solutions.

2022 Performance and Compensation

In 2022, Mr. Gupta's annual performance was evaluated on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was below target funding with no discretion applied.

- The annual incentive plan funded at 115% based on overall corporate results, which was reduced by 50% to 57.5% of target given negative net income.
- Successfully deployed new property-liability operating product system with a minimally viable product in two states.
- Effectively operated and enhanced existing technology ecosystems for Market-Facing Business and AOR.
- Significant cost reductions achieved by reducing real estate footprint and expanded procurement from diverse suppliers.

2022 Compensation

Weighting		Actual	Target	Outcome
25%	Salary (Cash)	$720,673	N/A	N/A
13%	Annual Incentive (Cash)	$373,163	90% of salary	57.5% of target
62%	Long-Term Incentive Award (Equity)	$1,819,822[1]	250% of salary	100% of target

Salary (Cash)
$725,000

Incentive Targets
Mr. Gupta's annual incentive target was 90% of salary and his target equity incentive was 250% of salary.

Annual Incentive (Cash)
The committee approved an annual cash incentive award of $373,163 for Mr. Gupta, which was 57.5% of target funding level.

Long-Term Incentive Award (Equity)
In 2022, based on its assessment of Mr. Gupta's performance in delivering strong business results in 2021, his job scope, and market data, the committee granted him equity awards with a grant date fair value of $1,819,822, which was Mr. Gupta's target equity incentive award opportunity of 250% of salary due to progress made toward Transformative Growth goals.

[1] Reflects the accounting value of the equity award. This is higher than the closing price on the date of grant, which is used to calculate the number of performance-based shares awarded. See footnote 1 to the *Summary Compensation Table* on **page 87** for more details on the Monte Carlo valuation.

Robert Toohey

Executive Vice President and Chief Human Resources Officer

Mr. Toohey has responsibility for Allstate's human resources activities and ensures that the company attracts, retains and cultivates a diverse workforce that will help the company succeed. He also oversaw the law and regulation department until Ms. DeBiase filled Ms. Ferguson's role.

2022 Performance and Compensation

In 2022, Mr. Toohey's annual performance was evaluated on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was below target funding with no discretion applied.

- The annual incentive plan funded at 115% based on overall corporate results, which was reduced by 50% to 57.5% of target given negative net income.
- Significantly improved human resources operating performance while rebuilding the leadership team.
- Advanced talent development by improving diversity representation across enterprise and enhancing culture. Employee engagement remained strong.
- Developed and implemented plan to enhance organization effectiveness to support Transformative Growth.

2022 Compensation

Weighting		Actual	Target	Outcome
16%	Salary (Cash)	$468,750	N/A	N/A
9%	Annual Incentive (Cash)	$247,232	90% of salary	57.5% of target
75%	Long-Term Incentive Award (Equity)	$2,178,876[1][2]	225% of salary	195% of target

Salary (Cash)
$625,000

Incentive Targets
Mr. Toohey's annual incentive target was 90% of salary and his target equity incentive opportunity was 225% of salary.

Annual Incentive (Cash)
The committee approved an annual cash incentive award of $247,232 for Mr. Toohey, which was 57.5% of target funding level.

Long-Term Incentive Award (Equity)
In 2022, the committee granted Mr. Toohey a pro-rated target award based on his date of hire using the standard mix of options and PSAs and also a sign-on grant of RSUs valued at $1,000,000 with an aggregate grant date fair value of $2,178,876, which was 195% of Mr. Toohey's target equity incentive award opportunity of 225% of salary.

Don Civgin

Former Vice Chair and CEO, Protection Products and Services

Prior to his retirement, Mr. Civgin was vice chair with overall corporate leadership responsibility and operational oversight of Allstate's Protection Services, which includes Allstate Dealer Services, Allstate Roadside, Allstate Identity Protection, Arity, Allstate Protection Plans and Avail.

2022 Performance and Compensation

In 2022, Mr. Civgin's performance was assessed based on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was at target funding with no discretion applied.

- The annual incentive plan funded at 115% based on overall corporate results, which was reduced by 50% to 57.5% of target given negative net income.
- Strong operating results in Market-Facing Businesses, including exceptional growth of Allstate Protection Plans and Dealer Services.
- Strong enterprise leadership on Transformative Growth, strategy and organizational effectiveness.

2022 Compensation

Weighting		Actual	Target	Outcome
9%	Salary (Cash)	$362,998	N/A	N/A
8%	Annual Incentive (Cash)	$297,742	175% of salary	57.5% of target
83%	Long-Term Incentive Award (Equity)	$3,275,601[1]	350%	100%

Salary (Cash)
The committee did not adjust Mr. Civgin's salary of $900,000.

Incentive Targets
Mr. Civgin's annual incentive targets did not change in 2022. Mr. Civgin's annual incentive target was 175% of salary and his target equity incentive was 350% of salary.

Annual Incentive (Cash)
The committee approved an annual cash incentive award of $297,742 for Mr. Civgin, which was 57.5% of target funding level.

Long-Term Incentive Award (Equity)
In 2022, based on its assessment of Mr. Civgin's performance in delivering strong business results in 2021, his job scope, and market data, the committee granted him equity awards with a grant date fair value of $3,275,601, which was Mr. Civgin's target equity incentive award opportunity of 350% of salary due to progress made toward Transformative Growth goals.

---

[1] Reflects the accounting value of the equity award. This is higher than the closing price on the date of grant, which is used to calculate the number of performance-based shares awarded. See footnote 1 to the *Summary Compensation Table* on **page 87** for more details on the Monte Carlo valuation.

[2] Equity was the result of a sign-on grant. Outcome reflects grant as a percent of prorated target.

Glenn T. Shapiro

Former President, Property-Liability

Prior to his retirement, Mr. Shapiro led the Property-Liability businesses, which comprise approximately 80% of Allstate's total insurance premiums and contract charges.

2022 Performance and Compensation

In addition to Mr. Civgin's retirement, Allstate had other senior leadership changes in 2022, including the retirement of Mr. Shapiro and the death of Ms. Ferguson in April. To stagger these leadership transitions, we asked Mr. Shapiro to remain at the company until a leadership transition could be executed with minimal impact on near-term performance, and indicated that we would consider this in his compensation. No formal agreement was made and Mr. Shapiro was employed for nine months of the year. As a result, he was awarded a separation payment estimated to be equal to his pro-rated annual cash incentive award for those nine months, totaling $1,100,000, and continued vesting of the 2020 PSA grant, for which Mr. Shapiro had served approximately 92% of the 2020-2022 performance period. Upon his retirement, Mr. Shapiro forfeited all other unvested equity granted from 2020 to 2022, including in-the money stock options valued at $1,023,249 and PSAs with a target value of $3,817,965, and agreed to a non-compete and solicitation agreement through February 2024.

2022 Compensation

Weighting		Actual[1]	Target	Outcome
21%	Salary (Cash)	$733,323	N/A	N/A
0%	Annual Incentive (Cash)	—	150% of salary	0% of target
79%	Long-Term Incentive Award (Equity)	$2,838,840	325% of salary	Forfeited

Salary (Cash)

The committee approved an increase from $840,000 to $870,000 during 2022 based on evaluation of his performance, level of responsibility, experience and target compensation as compared to the peer group.

Incentive Targets

Mr. Shapiro's annual incentive targets did not change in 2022. Mr. Shapiro's annual incentive target was 150% of salary and his target equity incentive opportunity was 325% of salary.

Annual Incentive (Cash)

The committee approved a separation payment of $1,100,000 for Mr. Shapiro, to be paid in 2023, which represents the pro-rated estimated annual incentive payout he would have received for his performance at the time of his departure from the company.

Long-Term Incentive Award (Equity)

In 2022, based on its assessment of Mr. Shapiro's performance in delivering strong business results in 2021, his job scope, and market data, the committee granted him equity awards with a grant date fair value of $2,838,840. However, given Mr. Shapiro's retirement from the company during 2022, he forfeited this equity grant.

[1] Actual compensation is reflective of Mr. Shapiro's departure from the company effective September 30, 2022, including a separation payment equal to his pro-rated annual cash incentive award estimated at the time of his retirement. He forfeited all unvested equity, including the 2022 long-term incentive award.

Other Elements of Compensation

To remain competitive with other employers and to attract, retain, and motivate highly talented executives and other employees, we offer the benefits listed in the following table.

Benefit or Perquisite	Named Executives	Other Officers and Certain Managers	All Full-time and Regular Part-time Employees
401(k)[1] and defined benefit pension	●	●	●
Supplemental retirement benefit	●	●	
Health and welfare benefits[2]	●	●	●
Supplemental long-term disability	●	●	
Deferred compensation	●	●	
Financial planning services[3]	●	●	
Perquisite allowance	●	●	
Personal use of aircraft, ground transportation, and mobile devices[4]	●	●	
Tickets to Allstate events[5]	●	●	●

[1] Allstate contributed 100% of the first 2% of eligible pay contributed plus 50% of the next 4% (up to 4% total).

[2] Including medical, dental, vision, life, accidental death and dismemberment, long-term disability, and group legal insurance. For named executives and other officers, Allstate offers an executive physical program.

[3] Financial planning services are available to senior executives.

[4] The Board encourages the CEO to use our corporate aircraft when it improves his efficiency in managing the company, even if it is for personal purposes. Personal usage is counted as taxable compensation. In limited circumstances approved by the CEO, other senior executives are permitted to use our corporate aircraft for personal purposes. In addition to, and separate from, the use of corporate aircraft for personal use, Mr. Wilson can utilize the company's arrangements with FlexJet and pay FlexJet for per hour costs at Allstate's rates. Ground transportation is available to senior executives. Mobile devices are available to senior executives, other officers, and certain managers and employees depending on their job responsibilities.

[5] Tickets to Allstate-sponsored events or the Allstate Arena are offered as recognition for service.

Retirement Benefits

Each named executive participates in two different defined benefit pension plans. The Allstate Retirement Plan (ARP) is a tax qualified defined benefit pension plan available to all of our regular full-time and part-time employees who meet certain age and service requirements. The ARP provides an assured retirement income based on an employee's level of compensation and length of service at no cost to the employee. As the ARP is a tax qualified plan, federal tax law limits (1) the amount of an individual's compensation that can be used to calculate plan benefits and (2) the total amount of benefits payable to a plan participant on an annual basis. For certain employees, these limits may result in a lower benefit under the ARP than would have been payable otherwise. Therefore, the Supplemental Retirement Income Plan (SRIP) is used to provide ARP-eligible employees whose compensation or benefit amount exceeds the federal limits with an additional defined benefit in an amount equal to what would have been payable under the ARP if the federal limits did not exist. Effective January 1, 2014, Allstate modified its defined benefit pension plans so that thereafter, all eligible employees earn pension benefits under a new cash balance formula.

On April 5, 2022, Mr. Civgin announced his retirement as Vice Chair and CEO, Protection Products and Services, effective May 1, 2022. Mr. Civgin was retirement eligible under the terms of the Allstate Retirement Plan and the 2019 Equity Incentive Plan. Accordingly, upon his retirement, Mr. Civgin was eligible to receive (1) a pro-rated annual incentive award in the amount of $297,742 for 2022 performance, (2) continued vesting of all outstanding target PSAs granted in 2020 and 2021, and (3) continued vesting of a pro-rated portion of the outstanding target PSAs granted in 2022. All PSAs are subject to actual company performance during the full performance period.

Change in Control and Post-Termination Benefits

Consistent with our compensation objectives, we offer these benefits to attract, motivate, and retain executives. Change in control benefits and post-termination benefits are designed to maintain alignment between the interests of our executives and our shareholders in the event of a sale or merger of the company.

The following summarizes Allstate's change in control benefits for the executive officers:

- The amount of cash severance payable to the CEO and other named executive officers is two times the sum of base salary and target annual incentive.

- The CIC Plan does not include excise tax gross ups or a lump sum cash pension enhancement.

- In order to receive the cash severance benefits under the CIC Plan, a participant must have been terminated (other than for cause, death, or disability) or the participant must have terminated employment for good reason (such as adverse changes in the terms or conditions of employment, including a material reduction in base compensation, a material change in authority, duties, or responsibilities, or a material change in job location) within two years following a change in control.

- Long-term equity incentive awards vest on an accelerated basis due to a change in control only if the participant has been terminated (other than for cause, death, or disability) or the participant terminated employment for good reason (as defined above) within two years following a change in control.

The change in control and post-termination arrangements that are described in the *Potential Payments as a Result of Termination or Change in Control* section on **pages 97-98** are not provided exclusively to the named executives. A larger group of management employees is eligible to receive many of the post-termination benefits described in that section.

Compensation Governance Practices

Equity Ownership Requirements

Instituted in 1996, stock ownership requirements oblige each of the named executives to own Allstate common stock worth a multiple of base salary to link management and shareholders' interests. **Senior executives, other than the CEO, are required to own Allstate common stock worth four times their base salary**. The CEO's requirement is eight times his base salary. The below chart shows the salary multiple requirement and the equity holdings that count toward the requirement.

The current stock ownership requirements apply to 71 of our senior executives and other officers as of December 31, 2022, and require these executives to hold 75% of net shares received as a result of equity compensation awards until their salary multiple requirements are met.

STOCK OWNERSHIP AS MULTIPLE OF BASE SALARY AS OF DECEMBER 31, 2022

Named Executive	Stock Ownership		Vested in the Money Option Value (after-tax)
	Requirement	Actual	
Mr. Wilson	8	92.6	42.9
Mr. Merten	4	3.1	1.6
Mr. Rizzo	4	8.5	3.6
Mr. Dugenske	4	13.1	1.3
Mr. Gupta	4	15.6	11.4
Mr. Toohey	4	1.6	0

✔ **What Counts Toward the Requirement**	✖ **What Does Not Count Toward the Requirement**
✔ Allstate shares owned personally and beneficially	✖ Unexercised stock options
✔ Shares held in the Allstate 401(k) Savings Plan	✖ Unvested performance stock awards
✔ Unvested restricted stock units	

Policies on Hedging and Pledging Securities

We have a policy that prohibits all officers, directors, and employees from engaging in transactions in securities issued by Allstate or any of its subsidiaries that might be considered speculative and engaging in derivative or other transactions designed to hedge or offset any decrease in market value of the securities held by them, such as selling short or buying or selling options, puts or calls, and entering into prepaid variable forward contracts, equity swaps or collars. We also have a policy that prohibits senior executives and directors from pledging Allstate securities as collateral for a loan or holding such securities in a margin account, unless an exception is granted by the Chair or Lead Director (or by the Lead Director in the case of a request by the Chair).

Clawback of Compensation

Equity awards granted beginning in 2020 and annual cash incentive awards for performance years beginning in 2020 are subject to clawback in accordance with the clawback policy approved by the committee. The clawback policy provides for the recovery of certain equity awards and annual cash incentive awards to executive officers and other executive vice presidents. If performance results are later subject to a downward adjustment as a result of a material financial restatement, irrespective of cause, then the paid awards are recalculated with revised results with the compensation overpayment subject to clawback. The clawback policy also provides for the ability to recover equity and annual cash incentive awards in certain circumstances if an executive is terminated for improper conduct that leads to a material adverse impact on the reputation of, or a material adverse economic consequence for, the company.

Compensation Risk

Allstate's compensation policies and practices are structured to reward employees for successfully executing the company's strategies and annual operating goals while adhering to our risk and return principles. Compensation plans provide a balanced mix of cash and equity through annual and long-term incentives that align with short- and long-term business goals. No one, regardless of eligibility, is guaranteed an award under the annual cash incentive program. Additionally, multiple performance measures are utilized that correlate with long-term shareholder value creation and diversify the risk associated with any single performance indicator.

Compensation Committee Report

The committee has reviewed and discussed with management the Compensation Discussion and Analysis contained on **pages 62-86** of this proxy statement. Based on such review and discussions, the committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation and Human Capital Committee

Perry M. Traquina (Chair)　　　**Richard T. Hume**　　　**Margaret M. Keane**

Andrea Redmond　　　**Judith A. Sprieser**

Summary Compensation Table

The following table summarizes the compensation of the named executives for the last three fiscal years. However, for Messrs. Merten, Gupta and Toohey, only the last fiscal year is shown since this is their first year as a named executive.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)	Total Without Change in Pension Value ($)[5]
Thomas J. Wilson Chair, President, and Chief Executive Officer	2022	1,385,000	—	6,868,175	4,293,494	2,389,125	—	69,207	15,005,001	15,005,001
	2021	1,378,943	—	6,335,804	4,304,994	6,286,039	697,929	63,211	19,066,920	18,368,991
	2020	1,375,962	—	7,312,094	4,404,993	4,889,565	3,116,842	26,930	21,126,386	18,009,544
Jesse Merten Executive Vice President and Chief Financial Officer	2022	594,178	—	905,628	556,708	346,233	22,648	25,760	2,451,155	2,428,507
Mario Rizzo President, Property-Liability	2022	793,750	—	1,490,699	928,419	603,665	—	26,250	3,842,783	3,842,783
	2021	748,616	—	1,349,579	917,031	1,478,500	—	25,790	4,519,516	4,519,516
	2020	752,039	—	1,434,229	863,998	1,250,000	516,698	26,112	4,843,076	4,326,378
John Dugenske President, Investments and Corporate Strategy	2022	844,808	—	1,705,240	1,065,994	729,077	86,745	25,760	4,457,624	4,370,879
	2021	816,539	—	1,580,935	1,074,195	1,861,129	68,382	25,160	5,426,340	5,357,958
	2020	810,577	—	1,672,397	1,007,507	1,410,109	59,411	25,482	4,985,483	4,926,072
Suren Gupta President, Enterprise Solutions	2022	720,673	—	1,119,824	699,998	373,163	63,711	37,510	3,014,879	2,951,168
Robert Toohey Executive Vice President and Chief Human Resources Officer	2022	468,750	—	1,678,865	500,011	247,232	—	70,466	2,965,324	2,965,324
Don Civgin Former Vice Chair and CEO, Protection Products and Services	2022	362,998	—	2,015,605	1,259,996	297,742	109,236	26,425	4,072,002	3,962,766
	2021	900,000	—	1,919,000	1,303,914	2,392,401	119,623	35,327	6,670,265	6,550,642
	2020	905,769	—	1,952,092	1,175,995	1,810,861	113,798	28,664	5,987,179	5,873,381
Glenn T. Shapiro Former President, Property-Liability	2022	733,323	—	1,746,831	1,092,009	—	80,130	32,084	3,684,377	3,604,247
	2021	836,539	—	1,621,454	1,101,729	1,906,680	75,720	34,593	5,576,715	5,500,995
	2020	828,077	—	1,683,122	1,014,003	1,473,089	67,206	34,382	5,099,879	5,032,673

[1] This amount reflects an accounting expense and does not correspond to actual value that will be realized by the named executives. The value of PSAs assumes target-level performance, which is the probable achievement level of the performance conditions. The number of PSAs granted in 2022 to each named executive is provided in the *Grants of Plan-Based Awards* table on **page 89**. The value of the PSAs granted in 2022 if maximum corporate performance were to be achieved is as follows: Mr. Wilson $11,376,521, Mr. Merten $1,490,193, Mr. Rizzo $2,465,549, Mr. Dugenske $2,824,578, Mr. Gupta $1,854,889 and Mr. Toohey $1,098,810. Mr. Civgin's prorated outstanding PSAs will remain outstanding and eligible to vest upon completion of the original performance period based on actual company performance, the value of the prorated PSAs granted in 2022 if maximum corporate performance were to be achieved is $667,691. Mr. Shapiro forfeited the 2022 PSA grant in connection with his departure from the company.

The aggregate grant date fair value of PSAs granted in 2022, 2021, and 2020, is computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 718 (ASC 718). The fair value of PSAs that do not include a market-based condition is based on the final closing price of Allstate's common stock on the grant date, which reflects the payment of expected future dividends. The fair value of the PSA component with a market-based condition is measured on the grant date using a Monte Carlo simulation model. The market-based condition measures the company's TSR relative to the TSR of peer companies, expressed in terms of the company's TSR percentile rank among the peer companies, over a three calendar-year performance period. The Monte Carlo simulation model uses a risk-neutral framework to model future stock price movements based upon the risk-free rate of return at the time of grant, volatilities of the company and the peer companies, and expected term assumed to be equal to the remaining measurement period. The market value in part reflects the payment of expected future dividends.

For the year ended December 31, 2022, the 2022 PSA component with a market-based condition assumes a risk-free rate of 1.7%, volatility of 30.4%, average peer volatility of 34.2% and an expected term of 2.9 years. See Note 19 to our audited financial statements for 2022.

[2] The aggregate grant date fair value of option awards is computed in accordance with FASB ASC 718. The fair value of each option award is estimated on the grant date using a binomial lattice model and the assumptions (see Note 19 to our audited financial statements for 2022) as set forth in the following table:

	2022	2021	2020
Weighted average expected term	5.9 years	7.5 years	6.1 years
Expected volatility	19.8%-29.9%	16.5%-28.8%	16.3%-37.1%
Weighted average volatility	23.2%	23.0%	17.6%
Expected dividends	2.5%-3.0%	2.0%-3.0%	1.6%-2.4%
Weighted average expected dividends	2.8%	3.1%	1.8%
Risk-free rate	0%-4.8%	0%-1.7%	0.1%-1.8%

This amount reflects an accounting expense and does not correspond to actual value that will be realized by the named executives. The number of options granted in 2022 to each named executive is provided in the *Grants of Plan-Based Awards* table on **page 89**.

[3] Amounts reflect the aggregate increase in actuarial value of the pension benefits as set forth in the *Pension Benefits* table, accrued during 2022, 2021, and 2020. These are benefits under the Allstate Retirement Plan (ARP) and the Supplemental Retirement Income Plan (SRIP). Non-qualified deferred compensation earnings are not reflected since our Deferred Compensation Plan does not provide above-market earnings. The pension plan measurement date is December 31. (See Note 18 to our audited financial statements for 2022.) **For 2022, the change in pension value was negative $3,130,051 for Mr. Wilson and negative $726,008 for Mr. Rizzo.** For 2021, the change in pension value was negative $35,112 for Mr. Rizzo. These negative numbers are not reflected in the amounts disclosed above.

The following table reflects the respective change in the actuarial value of the benefits provided to the named executives in 2022:

Name	ARP ($)	SRIP ($)
Mr. Wilson	(243,049)	(2,887,002)
Mr. Merten	2,867	19,781
Mr. Rizzo	(509,916)	(216,092)
Mr. Dugenske	9,725	77,020
Mr. Gupta	11,650	52,061
Mr. Toohey	-	-
Mr. Civgin	18,723	90,513
Mr. Shapiro	9,510	70,620

Interest rates and other assumptions can have a significant impact on the change in pension value from one year to another.

[4] The following table describes the incremental cost of other benefits provided in 2022 that are included in the "All Other Compensation" column.

Name	Personal Use of Aircraft[a] ($)	401(k) Match[b] ($)	Other[c] [d] ($)	Total All Other Compensation ($)
Mr. Wilson	42,877	12,200	14,130	69,207
Mr. Merten	0	12,200	13,560	25,760
Mr. Rizzo	0	12,200	14,050	26,250
Mr. Dugenske	0	12,200	13,560	25,760
Mr. Gupta	0	12,200	25,310	37,510
Mr. Toohey	0	12,200	58,266	70,466
Mr. Civgin	0	12,200	14,225	26,425
Mr. Shapiro	0	12,200	19,884	32,084

[a] When applicable, the amount reported for personal use of aircraft is based on the incremental cost method, which is calculated based on Allstate's average variable costs per flight hour. Variable costs include fuel, maintenance, on-board catering, landing/ramp fees, and other miscellaneous variable costs. The total annual variable costs are divided by the annual number of flight hours flown by the aircraft to derive an average variable cost per flight hour. This average variable cost per flight hour is then multiplied by the flight hours flown for personal use to derive the incremental cost. This method of calculating the incremental cost excludes fixed costs that do not change based on usage, such as pilots' and other employees' salaries, costs incurred in purchasing the aircraft, and non-trip-related hangar expenses. Separate from the use of corporate aircraft for personal use, Mr. Wilson also utilized the company's arrangements with FlexJet and paid FlexJet directly for costs.

[b] Each of the named executives participated in our 401(k) plan during 2022. The amount shown is the amount allocated to their accounts as employer matching contributions. Mr. Toohey will not be vested in the employer matching contribution until he has completed two years of vesting service.

[c] "Other" consists of personal benefits and perquisites related to mobile devices, financial planning, ground transportation, executive physical related items and supplemental long-term disability coverage. There were no incremental costs for the use of mobile devices or executive physical related items. We provide supplemental long-term disability coverage to all regular full- and part-time employees who participate in the long-term disability plan and whose annual earnings exceed the level that produces the maximum monthly benefit provided by the long-term disability plan. This coverage is self-insured (funded and paid for by Allstate when obligations are incurred). No obligations for the named executives were incurred in 2022, and therefore, no incremental cost is reflected in the table.

[d] Additionally, in connection with his hiring in 2022, Mr. Toohey was paid a relocation allowance of approximately $45,246 in taxable housing, moving and other expenses associated with his relocation to our corporate headquarters in Chicago, Illinois. The payment of these relocation expenses mitigates personal loss and distraction when we ask our executives to move for the purpose of leading and promoting the continued success of the company and/or our business units.

[5] We have included an additional column to show total compensation minus the change in pension value. The amounts reported in this column may differ substantially from, and are not a substitute for, the amounts reported in the "Total" column required under SEC rules. The change in pension value is subject to several external variables, including interest rates, that are not related to company or individual performance and may differ significantly based on the formula under which the benefits were earned.

Grants of Plan-Based Awards at Fiscal Year-end 2022

The following table provides information about awards granted to our named executives during fiscal year 2022.

Name	Grant Date	Plan Awards[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)[4]	All Other Stock Awards: number of shares of stock or units (#)	Grant Date Fair Value ($)[5]	
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				Stock Awards	Option Awards
Mr. Wilson	—	Annual cash Incentive	2,077,500	4,155,000	10,000,000								
	02/17/2022	PSAs				0	52,513	105,026				6,868,175	
	02/17/2022	Stock options							204,647	122.64			4,293,494
Mr. Merten	—	Annual cash incentive	301,072	602,145	2,408,579								
	02/17/2022	PSAs				0	5,871	11,742				767,868	
	10/05/2022	PSAs				0	865	1,730				137,760	
	02/17/2022	Stock options							22,879	122.64			480,001
	10/05/2022	Stock options							2,602	133.00			76,707
Mr. Rizzo	—	Annual cash incentive	524,926	1,049,853	4,199,411								
	02/17/2022	PSAs				0	11,008	22,016				1,439,736	
	10/05/2022	PSAs				0	320	640				50,963	
	02/17/2022	Stock options							42,898	122.64			900,000
	10/05/2022	Stock options							964	133.00			28,419
Mr. Dugenske	—	Annual cash incentive	633,980	1,267,961	5,071,842								
	02/17/2022	PSAs				0	13,038	26,076				1,705,240	
	02/17/2022	Stock options							50,810	122.64			1,065,994
Mr. Gupta	—	Annual cash incentive	324,490	648,980	2,595,920								
	02/17/2022	PSAs				0	8,562	17,124				1,119,824	
	02/17/2022	Stock options							33,365	122.64			699,998
Mr. Toohey		Annual cash incentive	214,985	429,970	1,719,878								
	04/05/2022	PSAs				0	4,372	8,744				678,797	
	04/05/2022	Stock options							19,298	137.24			500,011
	04/05/2022	Restricted stock awards							7,287			1,000,068	
Mr. Civgin		Annual cash incentive	258,906	517,813	2,071,251								
	02/17/2022	PSAs				0	15,411	30,822				2,015,605	
	02/17/2022	Stock options							60,057	122.64			1,259,996
Mr. Shapiro		Annual cash incentive	0	0	0								
	02/17/2022	PSAs				0	13,356	26,712				1,746,831	
	02/17/2022	Stock options							52,050	122.64			1,092,009

[1] Awards granted under the Annual Executive Incentive Plan and the 2019 Equity Incentive Plan. An explanation of the amount of salary and bonus in proportion to total compensation can be found under the *Compensation Elements* and *Compensation Decisions for 2022* captions on **pages 70 and 79-83**.

[2] The amounts in these columns consist of the threshold, target, and maximum annual cash incentive awards for the named executives. The threshold amount for each named executive is 50% of target, as the minimum amount payable (subject to individual performance) if threshold performance is achieved. If the threshold is not achieved, the payment to the named executives would be zero. The target amount is based upon achievement of the performance measures listed under the *Annual Cash Incentive Awards* caption on **page 71**. The maximum amount is equal to 200% of target plus an additional individual performance factor of 200% of plan funding to recognize extraordinary performance, subject to the maximum of $10 million that may be paid to any participant for any fiscal year under the Annual Executive Incentive Plan. For a description of the ranges of performance established by the committee for the 2022 annual incentive, see **page 74**.

[3] The amounts shown in these columns reflect the threshold, target, and maximum PSAs for the named executives. The threshold amount for each named executive is 0% payout. The target and maximum amounts are based upon achievement of the performance measures listed under the *PSA Ranges of Performance* caption on **page 77**. Mr. Shapiro forfeited his 2022 grant upon his departure from the company.

[4] The exercise price of each option is equal to the closing sale price on the NYSE on the grant date or, if there was no such sale on the grant date, then on the last previous day on which there was a sale.

[5] Related to the February 17, 2022 grants, the aggregate grant date fair value of the PSAs was $130.79 and for stock option awards was $20.98. Related to the April 5, 2022 grants, the aggregate grant date fair value of the PSAs was $155.26 and for stock option awards was $25.91. Related to the October 5, 2022 grants, the aggregate grant date fair value of the PSAs was $159.26 and for stock option awards was $29.48. Aggregate grant date fair value is computed in accordance with FASB ASC 718. The assumptions used in the valuation are discussed in footnotes 1 and 2 to the Summary Compensation Table on pages 87-88.

Performance Stock Awards ("PSAs")

PSAs represent our promise to transfer shares of common stock in the future if certain performance measures are met. For the awards granted in 2022, the actual number of PSAs that vest will vary from 0% to 200% of target PSAs based on Average Performance Net Income ROE (50%), Relative TSR (30%) and Items in Force (20%) results for a three-year measurement period. For a definition of how those measures are calculated, see **pages 102-103**. Vested PSAs will be converted into shares of Allstate common stock and dividend equivalents accrued on these shares will be paid in cash. No dividend equivalents will be paid prior to vesting. PSAs will vest following the end of the three-year performance cycle if the performance conditions are met, subject to continued employment (other than in the event of death, disability, retirement, or a qualifying termination following a change in control).

Stock Options

Stock Options represent an opportunity to buy shares of Allstate common stock at a fixed exercise price at a future date. Stock Options align the interests of executives with long-term shareholder value since the stock price must appreciate from the grant date for the executives to earn compensation.

Under our shareholder-approved equity incentive plan, the exercise price cannot be less than the closing price of a share on the grant date. Stock option repricing is not permitted.

All Stock Option awards have been made in the form of non-qualified stock options. The options granted to the named executives become exercisable over three years. One-third of the stock options become exercisable on the anniversary of the grant date for each of the three years subject to continued employment through each anniversary date, except in the event of retirement, death, disability or a qualifying termination following change in control. All of the options expire ten years from the grant date, unless an earlier date has been approved by the committee in connection with certain change in control situations or other special circumstances such as termination, death, or disability.

Outstanding Equity Awards at Fiscal Year-end 2022

The following table summarizes the outstanding equity awards of the named executives as of December 31, 2022.

	Option Awards[1]					Stock Awards				
Name	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)[2]	Number of Securities Underlying Unexercised Options Unexercisable (#)[2]	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)[4]
Mr. Wilson	02/18/2014	309,237		52.18	02/18/2024					
	02/18/2015	294,494		70.71	02/18/2025					
	02/11/2016	295,324		62.32	02/11/2026					
	02/09/2017	248,447		78.35	02/09/2027					
	02/22/2018	227,406		92.80	02/22/2028					
	02/08/2019	269,746		92.46	02/08/2029					
	02/19/2020	160,473	80,237	124.26	02/19/2030	02/19/2020	65,937	8,941,057		
	02/18/2021	92,401	184,804	105.08	02/18/2031	02/18/2021			122,906	16,666,054
	02/17/2022	0	204,647	122.64	02/17/2032	02/17/2022			105,026	14,241,526
Mr. Merten	01/04/2018	700		100.80	01/04/2028					
	02/22/2018	9,208		92.80	02/22/2028					
	02/08/2019	29,451		92.46	02/08/2029					
	02/19/2020	13,114	6,558	124.26	02/19/2030	02/19/2020	5,389	730,748		
	02/18/2021	9,729	19,459	105.08	02/18/2031	02/18/2021			12,942	1,754,935
	02/17/2022	0	22,879	122.64	02/17/2032	02/17/2022			11,742	1,592,215
	10/05/2022	0	2,602	133.00	10/05/2032	10/05/2022			1,730	234,588
Mr. Rizzo	02/22/2018	49,296		92.80	02/22/2028					
	02/08/2019	56,225		92.46	02/08/2029					
	02/19/2020	31,475	15,738	124.26	02/19/2030	02/19/2020	12,933	1,753,715		
	02/18/2021	19,683	39,366	105.08	02/18/2031	02/18/2021			26,180	3,550,008
	02/17/2022	0	42,898	122.64	02/17/2032	02/17/2022			22,016	2,985,370
	10/05/2022	0	964	133.00	10/05/2032	10/05/2022			640	86,784
Mr. Dugenske	02/08/2019	20,081		92.46	02/08/2029					
	02/19/2020	36,703	18,352	124.26	02/19/2030	02/19/2020	15,081	2,044,984		
	02/18/2021	23,056	46,113	105.08	02/18/2031	02/18/2021			30,668	4,158,581
	02/17/2022	0	50,810	122.64	02/17/2032	02/17/2022			26,076	3,535,906
Mr. Gupta	02/18/2014	20,241		52.18	02/18/2024					
	02/18/2015	45,775		70.71	02/18/2025					
	02/11/2016	48,400		62.32	02/11/2026					
	02/09/2017	41,408		78.35	02/09/2027					
	02/22/2018	38,732		92.80	02/22/2028					
	02/08/2019	42,838		92.46	02/08/2029					
	02/19/2020	24,044	12,022	124.26	02/19/2030	02/19/2020	9,879	1,339,592		
	02/18/2021	14,978	29,956	105.08	02/18/2031	02/18/2021			19,992	2,701,432
	02/17/2022	0	33,365	122.64	02/17/2032	02/17/2022			17,124	2,322,014
Mr. Toohey	04/05/2022	0	19,298	137.24	04/05/2032	04/05/2022	7,287	988,117	8,744	1,185,686
Mr. Civgin[6]	02/19/2020	42,841	21,421	124.26	04/30/2027	02/19/2020	17,603	2,386,967		
	02/18/2021	27,987	55,974	105.08	04/30/2027	02/18/2021			37,226	5,047,846
	02/17/2022	0	12,011	122.64	04/30/2027	02/17/2022			6,164	835,838
Mr. Shapiro[7]	02/19/2020	0	0	124.26	12/30/2022	02/19/2020	13,223	1,793,039		
	02/18/2021	0	0	105.08	12/30/2022	02/18/2021			0	0
	02/17/2022	0	0	122.64	12/30/2022	02/17/2022			0	0

(1) The options vest over three years: one-third will become exercisable on the anniversary of the grant date for each of the three years. The exercise price of each option is equal to the closing price of Allstate's common stock on the grant date.

(2) The aggregate value and aggregate number of exercisable and unexercisable in-the-money options as of December 31, 2022, for each of the named executives are as follows:

| | Exercisable | | Unexercisable | |
| | Aggregate Number (#) | Aggregate Value ($) | Aggregate Number (#) | Aggregate Value ($) |
Name				
Mr. Wilson	1,897,528	106,780,861	469,688	9,202,331
Mr. Merten	62,202	2,134,620	51,498	971,533
Mr. Rizzo	156,679	5,493,067	98,966	1,938,384
Mr. Dugenske	79,840	1,986,175	115,275	2,273,978
Mr. Gupta	276,416	14,811,752	75,343	1,482,997
Mr. Toohey	0	0	0	0
Mr. Civgin	70,828	1,339,980	89,406	2,106,903
Mr. Shapiro	0	0	0	0

(3) The PSAs vested in one installment on the third anniversary of the grant date, February 19, 2023.

(4) Amount is based on the closing price of our common stock of $135.60 on December 30, 2022.

(5) The PSAs vest in one installment on the third anniversary of the grant date. The number of shares that ultimately vest may range from 0 to 200% of the target depending on actual performance during the three-year performance period. For a description of the PSA program and the performance measures used, see **pages 75-78** and **page 90**. The number of PSAs reflected in this column for the 2021 and 2022 awards is the number of shares that would vest if the maximum level of performance is achieved. Final payouts under the PSAs will not be known until the respective performance period is completed.

(6) Mr. Civgin retired on May 1, 2022 and was entitled to retirement benefits under Allstate's policies. Accordingly, upon his retirement, his then-outstanding PSAs will continue to vest and be delivered on the normal settlement schedule. Amounts earned on his 2021 and 2022 PSA grants will be determined based on the whole performance period and are shown above at maximum payout. Actual amounts earned for the 2020 PSAs were determined by the committee in the first quarter of 2023.

(7) Mr. Shapiro left the company effective September 30, 2022. At that time he received continued vesting of a pro-rated portion of the target PSAs granted in 2020. He forfeited PSAs granted in 2021 and 2022 and all remaining options.

Option Exercises and Stock Vested During 2022

The following table summarizes the options exercised by the named executives during 2022 and the PSAs or restricted stock units that vested during 2022.

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($)[1] | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($)[2] |
Name				
Mr. Wilson	363,409	33,033,87	130,760	16,313,618
Mr. Merten	0	0	14,276	1,781,074
Mr. Rizzo	25,648	1,332,446	27,256	3,400,459
Mr. Dugenske	0	0	29,202	3,643,242
Mr. Gupta	40,000	3,323,000	20,766	2,590,766
Mr. Toohey	0	0	0	0
Mr. Civgin	186,797	8,124,925	31,928	3,983,337
Mr. Shapiro	82,341	1,397,700	31,636	3,946,907

(1) The dollar amount realized upon exercise of the option is determined based on the difference between the market price of the underlying securities at exercise and the exercise price of the options.

(2) The dollar amount realized upon vesting is determined based on the market value underlying the shares on the vesting date.

Retirement Benefits

The following table provides information about the pension plans in which the named executives participate. Each of the named executives participates in the Allstate Retirement Plan (ARP) and the Supplemental Retirement Income Plan (SRIP).

PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1][2]	Payments During Last Fiscal Year ($)
Mr. Wilson	ARP	29.8	1,399,862	0
	SRIP	29.8	20,696,497	0
Mr. Merten	ARP	11.0	83,490	0
	SRIP	11.0	162,650	0
Mr. Rizzo	ARP	33.9	980,612	0
	SRIP	33.9	899,025	0
Mr. Dugenske	ARP	5.8	42,720	0
	SRIP	5.8	314,561	0
Mr. Gupta	ARP	11.7	103,796	0
	SRIP	11.7	480,339	0
Mr. Toohey[3]	ARP	0.8	0	0
	SRIP	0.8	0	0
Mr. Civgin	ARP	13.7	0	144,352
	SRIP	13.7	921,007	0
Mr. Shapiro	ARP	6.5	50,731	0
	SRIP	6.5	334,880	0

[1] These amounts are estimates and do not necessarily reflect the actual amounts that will be paid to the named executives, which will be known only at the time they become eligible for payment. The present value of the accumulated benefit was determined using the same measurement date (December 31, 2022) and material assumptions that we use for year-end financial reporting purposes, except that we made no assumptions for early termination, disability, or pre-retirement mortality. Other assumptions include the following:

- Retirement at the normal retirement age as defined in the plans (age 65).
- Discount rate of 5.69%.

Other assumptions for the final average pay formula include the following:

- ARP benefits are assumed to be paid 80% as a lump sum, 10% as a life annuity, and 10% as a joint and survivor annuity.
- ARP and SRIP benefits are converted to a lump sum. For participants assumed to commence their benefits in 2023, the assumed lump-sum conversion interest rates are based on 100% of the average corporate bond segmented yield curve from August 2022. Specifically, the rates are 3.79% for the first 5 years, 4.62% for the next 15 years, and 4.69% thereafter. For participants assumed to commence their benefits after 2023, the lump-sum conversion interest rate is assumed to be equal to the discount rate of 5.69%.
- Lump-sum calculations were performed using the 2023 and estimated 2024 Internal Revenue Code Section 417(e)(3) mortality tables with a static projection from 2024 to each future year using the MP-2021 projection scale.
- Annuity calculations were performed using the Pri-2012 white-collar mortality table for healthy retirees projected generationally from 2012 with the MP-2021 projection scale.

Other assumptions for the cash balance formula include the following:

- ARP benefits are assumed to be paid as a lump sum.
- Accounts were projected to retirement using the actual interest rate for ARP and SRIP for 2023, specifically the average 30-year Treasury rate from August 2022 of 3.13%. After 2023, accounts are projected using the spot 30-year Treasury rate as of December 31, 2022 of 3.97%.

See Note 18 to our audited financial statements for 2022 for additional information.

[2] The following table shows the lump-sum present value of the non-qualified pension benefits for each named executive earned through December 31, 2022, if the named executive's employment terminated on the earlier of that date or actual termination.

Name	Plan Name	Lump Sum Amount ($)
Mr. Wilson	SRIP	20,696,484
Mr. Merten	SRIP	214,958
Mr. Rizzo	SRIP	1,058,704
Mr. Dugenske	SRIP	362,596
Mr. Gupta	SRIP	510,775
Mr. Toohey	SRIP	-
Mr. Civgin	SRIP	982,048
Mr. Shapiro	SRIP	385,490

The amount shown is based on the lump-sum methodology used by ARP and SRIP in 2023. The lump-sum conversion interest rates are based on 100% of the average corporate bond segmented yield curve from August 2022. Specifically, the rates are 3.79% for the first 5 years, 4.62% for the next 15 years, and 4.69% thereafter. The mortality table used for 2023 is the Internal Revenue Code Section 417(e)(3) mortality tables for 2023.

[3] Mr. Toohey was not a member of the ARP or the SRIP in 2022 and therefore had not accrued a benefit under the ARP or the SRIP.

Allstate Retirement Plan (ARP)

Contributions to the ARP are made entirely by Allstate and are paid into a trust fund from which benefits are paid. Before January 1, 2014, ARP participants earned benefits under one of two formulas (final average pay or cash balance) based on their date of hire or their choice at the time Allstate introduced the cash balance formula. In order to better align our pension benefits with market practices, provide future pension benefits more equitably to Allstate employees, and reduce costs, final average pay benefits were frozen as of December 31, 2013. As of January 1, 2014, all eligible participants earn benefits under a cash balance formula only.

Final Average Pay Formula — Frozen as of 12/31/13

Benefits under the final average pay formula were earned and are stated in the form of a straight life annuity payable at the normal retirement age of 65. Messrs. Rizzo and Wilson have earned final average pay benefits equal to the sum of a Base Benefit and an Additional Benefit. The Base Benefit equals 1.55% of the participant's average annual compensation, multiplied by credited service after 1988 through 2013. The Additional Benefit equals 0.65% of the amount of the participant's average annual compensation that exceeds the participant's covered compensation, multiplied by credited service after 1988 through 2013. Covered compensation is the average of the maximum annual salary taxable for Social Security over the 35-year period ending the year the participant would reach Social Security retirement age. Mr. Wilson is eligible for an unreduced retirement benefit since he remained in service past his normal retirement age of 65. Mr. Rizzo is eligible for a reduced early retirement benefit that would reduce his Base Benefit by 4.8% for each year of early payment before age 65 and his Additional Benefit by 8% for each year of early payment from age 62 to age 65 and 4% for each year of early payment from age 55 to age 62, prorated on a monthly basis based on age at the date payments begin.

Cash Balance Formula — For All Participants Beginning 1/1/14

All named executives, except Mr. Toohey, earned benefits under the cash balance formula in 2022. Mr. Toohey will earn benefits under the cash balance formula after completing one year of vesting service. Under this formula, participants receive pay credits while employed at Allstate, based on a percentage of eligible annual compensation and years of service, plus interest credits. Pay credits are allocated to a hypothetical account in an amount equal to 3% to 5% of eligible annual compensation, depending on years of vesting service. Interest credits are allocated to the hypothetical account based on the interest crediting rate in effect for that plan year as published by the Internal Revenue Service. The interest crediting rate is set annually and is currently based on the average yield for 30-year U.S. Treasury securities for August of the prior year.

Supplemental Retirement Income Plan (SRIP)

SRIP benefits are generally determined using a two-step process: (1) determine the amount that would be payable under the ARP formula(s) specified above if Internal Revenue Code limits did not apply, then (2) reduce the amount described in (1) by the amount actually payable under the applicable ARP formula(s). The normal retirement date under the SRIP is age 65. If eligible for early retirement under the ARP, the employee also is eligible for early retirement under the SRIP. SRIP benefits are not funded and are paid out of Allstate's general assets.

Credited Service

No additional service credit beyond service with Allstate or its predecessors is granted under the ARP or the SRIP to any of the named executives. Mr. Wilson has combined service with Allstate and its former parent company, Sears, Roebuck and Co., of 29.8 years. As a result, a portion of his retirement benefits will be paid from the Sears pension plan. Consistent with the pension benefits of other employees with Sears service who were employed by Allstate at the time of the spin-off from Sears in 1995, Mr. Wilson's final average pay pension benefits under the ARP and the SRIP are calculated as if he had worked his combined Sears-Allstate career with Allstate through December 31, 2013, and then are reduced by amounts earned under the Sears pension plan.

Eligible Compensation

Under both the ARP and SRIP, eligible compensation consists of salary, annual cash incentive awards, and certain other forms of compensation, but does not include long-term cash incentive awards or income related to equity awards. Compensation used to determine benefits under the ARP is limited in accordance with the Internal Revenue Code. For final average pay benefits, average annual compensation is the average compensation of the five highest consecutive calendar years within the last ten consecutive calendar years through 2013.

Payment Options

Payment options under the ARP include a lump sum, straight life annuity, and various survivor annuity options. The lump sum under the final average pay benefit is calculated in accordance with the applicable interest rate and mortality assumptions as required under the Internal Revenue Code. The lump-sum payment under the cash balance benefit is generally equal to a participant's account balance. Payments from the SRIP are paid in the form of a lump sum using the same interest rate and mortality assumptions used under the ARP.

Timing of Payments

Eligible employees are vested in the normal ARP and SRIP retirement benefits on the earlier of the completion of three years of service or upon reaching age 65.

Final average pay benefits are payable at age 65. A participant with final average pay benefits may be entitled to a reduced early retirement benefit on or after age 55 if he or she terminates employment after completing 20 or more years of vesting service.

A participant earning cash balance benefits who terminates employment with at least three years of vesting service is entitled to a lump sum benefit equal to his or her cash balance account balance.

The following SRIP payment dates assume a retirement or termination date of December 31, 2022:

- Mr. Wilson's SRIP benefits earned prior to 2005 would become payable as early as January 1, 2023. Benefits earned after 2004 would be paid on July 1, 2023, or following death.
- Messrs. Dugenske's, Gupta's and Rizzo's SRIP benefits would be paid on July 1, 2023, or following death.
- Mr. Merten's SRIP benefits would be paid on January 1, 2030, or following death.
- Mr. Toohey is not currently a member of the SRIP and therefore has not accrued a benefit under the SRIP.
- Messrs. Civgin's and Shapiro's SRIP benefits are scheduled to be paid as soon as administratively possible after January 1, 2023 and April 1, 2023, respectively.

Non-Qualified Deferred Compensation at Fiscal Year-end 2022

The following table summarizes the non-qualified deferred compensation contributions, earnings, and account balances of our named executives in 2022. All amounts relate to The Allstate Corporation Deferred Compensation Plan.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions in Last FY ($)	Aggregate Balance at Last FYE ($)[2]
Mr. Wilson	0	0	(343,174)	0	1,427,953
Mr. Merten	0	0	0	0	0
Mr. Rizzo	721,208	0	(194,708)	0	2,582,984
Mr. Dugenske	0	0	0	0	0
Mr. Gupta	0	0	0	0	0
Mr. Toohey	0	0	0	0	0
Mr. Civgin	0	0	0	0	0
Mr. Shapiro	0	0	64,361	0	3,468,123

[1] For Mr. Rizzo, Executive Contributions were previously reported in the Salary column for 2022 and the Non-Equity Incentive Plan Compensation column for 2021 in the Summary Compensation Table.

[2] Aggregate earnings were not included in the named executive's compensation in the last completed fiscal year in the Summary Compensation Table.

In order to remain competitive with other employers, we allow the named executives and other employees whose annual compensation exceeds the amount specified in the Internal Revenue Code ($305,000 in 2022), to defer under the Deferred Compensation Plan up to 80% of their salary and/or up to 100% of their annual cash incentive award that exceeds the Internal Revenue Code limit. Allstate does not match participant deferrals and does not guarantee a stated rate of return.

Deferrals under the Deferred Compensation Plan are credited with earnings or debited for losses based on the results of the notional investment option or options selected by the participants. The notional investment options available in 2022 under the Deferred Compensation Plan are: stable value, S&P 500, international equity, Russell 2000, mid-cap, and bond funds. Under the Deferred Compensation Plan, deferrals are not actually invested in these funds, but instead are credited with earnings or debited for losses based on the funds' investment returns. Because the rate of return is based on actual investment measures in our 401(k) plan, no above-market earnings are credited, recorded, or paid. Our Deferred Compensation Plan and 401(k) plan allow participants to change their investment elections daily, subject to certain trading restrictions.

The Deferred Compensation Plan is unfunded. This means that Allstate does not set aside funds for the plan in a trust or otherwise. Participants have only the rights of general unsecured creditors and may lose their balances in the event of the company's bankruptcy. Account balances are 100% vested at all times.

An irrevocable distribution election is required before making any deferrals into the Deferred Compensation Plan. Generally, a named executive may elect to begin receiving a distribution of his or her account balance immediately upon separation from service or in one of the first through fifth years after separation from service or, for amounts deferred on or after January 1, 2018, in the fifth year after separation from service. The earliest distribution date for deferrals made on or after January 1, 2005, and earnings and losses on these amounts, is six months following separation from service. The named executive may elect to receive payment in a lump sum or in annual cash installment payments over a period of two to ten years, or, for amounts deferred on or after January 1, 2018, over a period of up to five years. In addition, a named executive may elect an in-service withdrawal of his or her entire balance earned and vested prior to January 1, 2005, and earnings and losses on these amounts, subject to forfeiture of 10% of such balance. A named executive may also elect an in-service withdrawal of all or a portion of the deferrals he or she made on or after January 1, 2018, together with earnings and losses on those amounts. Upon proof of an unforeseen emergency, a plan participant may be allowed to access certain funds in a deferred compensation account earlier than the dates specified above.

Potential Payments as a Result of Termination or Change in Control ("CIC")

The following table lists the compensation and benefits that Allstate would generally provide to the named executives in various scenarios involving a termination of employment, other than compensation and benefits generally available to salaried employees. The table describes equity granting practices for the 2022 equity incentive awards. Relevant prior practices are described in the footnotes.

| Compensation Elements | Termination Scenarios | | | | |
	Termination[1]	Retirement	Termination due to Change in Control[2]	Death	Disability
Base Salary	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately
Severance Pay	None	None	Lump sum is equal to two times salary and annual incentive at target[3]	None	None
Annual Incentive[4]	Forfeited	Prorated for the year and subject to discretionary adjustments[5]	Prorated at target (reduced by any amounts actually paid)	Prorated for the year and subject to discretionary adjustments	Prorated for the year and subject to discretionary adjustments
Stock Options[4][6]	Unvested are forfeited, vested expire at the earlier of three months or normal expiration	Awards granted more than 12 months before, and pro rata portion of award granted within 12 months of retirement, continue to vest. All expire at earlier of five years or normal expiration[7]	Awards vest upon qualifying termination after a CIC	Awards vest immediately and expire at earlier of two years or normal expiration	Awards vest immediately and expire at earlier of two years or normal expiration
Restricted Stock Units[4][6]	Forfeited	Awards granted more than 12 months before, and pro rata portion of awards granted within 12 months of retirement, continue to vest[7]	Awards vest upon qualifying termination after a CIC	Awards vest and are payable immediately	Awards vest and are payable immediately
Performance Stock Awards[4][6]	Forfeited	Awards granted more than 12 months before, and pro rata portion of awards granted within 12 months of retirement, continue to vest and are paid out based on actual performance[7]	Awards vest based on performance upon a qualifying termination after a CIC[8]	Awards vest and are payable immediately[9]	Awards vest and are payable immediately[9]
Non-Qualified Pension Benefits[10]	Distributions commence per plan	Distributions commence per plan	Immediately payable upon a CIC for Mr. Wilson; distributions commence per plan for other NEOs	Distributions commence per plan	Participant may request payment if age 50 or older

Compensation Elements	Termination Scenarios				
	Termination[1]	Retirement	Termination due to Change in Control[2]	Death	Disability
Deferred Compensation[11]	Distributions commence per participant election	Distributions commence per participant election	Immediately payable upon a CIC for Mr. Wilson; distributions commence per participant election for other participating NEOs	Payable within 90 days	Distributions commence per participant election
Health, Welfare and Other Benefits	None	None	Outplacement services provided; lump sum payment equal to additional cost of welfare benefits continuation coverage for 18 months[12]	None	Supplemental Long Term Disability benefits if enrolled in basic long-term disability plan

[1] Includes both voluntary and involuntary termination other than due to retirement, change in control, death or disability. Examples of involuntary termination independent of a change in control include performance-related terminations; terminations for employee dishonesty and violation of Allstate rules, regulations, or policies; and terminations resulting from lack of work, rearrangement of work, or reduction in force.

[2] In general, a change in control is one or more of the following events: (1) any person acquires 30% or more of the combined voting power of Allstate common stock within a 12-month period; (2) any person acquires more than 50% of the combined voting power of Allstate common stock; (3) certain changes are made to the composition of the Board; or (4) the consummation of a merger, reorganization, or similar transaction. These triggers were selected because any of these could cause a substantial change in management in a widely held company the size of Allstate. Effective upon a change in control, the named executives become subject to covenants prohibiting solicitation of employees, customers, and suppliers until one year after termination of employment. If a named executive incurs legal fees or other expenses in an effort to enforce the change in control plan, Allstate will reimburse the named executive for these expenses unless it is established by a court that the named executive had no reasonable basis for the claim or acted in bad faith.

[3] Under the change in control plan, severance benefits would be payable if a named executive's employment is terminated either by Allstate without cause or by the executive for good reason as defined in the plan during the two years following the change in control. Cause means the named executive has been convicted of a felony or other crime involving fraud or dishonesty, has willfully or intentionally breached the restrictive covenants in the change in control plan, has habitually neglected his or her duties, or has engaged in willful or reckless material misconduct in the performance of his or her duties. Good reason includes a material diminution in a named executive's base compensation, authority, duties, or responsibilities, or a material change in the geographic location where the named executive performs services.

[4] Named executives who receive an equity award or an annual cash incentive award after May 19, 2009, are subject to a non-solicitation covenant while they are employed and for the one-year period following termination of employment. If a named executive violates the non-solicitation covenant, to the extent permitted by applicable law, compensation provided to the named executive (including cancellation of outstanding awards or recovery of all or a portion of any gain realized upon vesting, settlement, or exercise of an award or recovery of all or a portion of any proceeds resulting from any disposition of shares received pursuant to an award) may be recovered if the vesting, settlement, or exercise of the award or the receipt of the sale proceeds occurred during the 12-month period prior to the violation.

[5] Retirement for purposes of the Annual Executive Incentive Plan is defined as termination on or after the date the named executive attains age 55 with at least 10 years of service or age 60 with five years of service.

[6] Named executives who receive an equity award on or after May 21, 2013, that remains subject to a period of restriction or other performance or vesting condition are subject to a non-compete provision for the one-year period following termination of employment. If a named executive violates the non-competition covenant, to the extent permitted by applicable law, any or all of the named executive's outstanding awards that remain subject to a period of restriction or other performance or vesting condition as of the date on which the named executive first violated the non-competition provision may be canceled.

[7] Retirement definitions and treatment for purposes of stock options, restricted stock units, and performance stock awards are as follows:

Definition	Normal Retirement: age 55 with 10 years of service or age 60 with at least five years of service
Treatment	• Unvested awards not granted within 12 months of retirement continue to vest. • Prorated portion of unvested awards granted within 12 months of the retirement date continue to vest. • Vested stock options expire at the earlier of five years from the date of retirement or the expiration date of the option.

[8] The committee will determine the number of PSAs that continue to vest based on actual performance up to the change in control.

[9] For open cycles, the payout is based on the target number of PSAs.

[10] See the *Retirement Benefits* section for further detail on non-qualified pension benefits and timing of payments.

[11] See the *Non-Qualified Deferred Compensation at Fiscal Year-end 2022* section for additional information on the Deferred Compensation Plan and distribution options available.

[12] If a named executive's employment is terminated due to death during the two years after the date of a change in control, the named executive's estate or beneficiary will be entitled to survivor and other benefits, including retiree medical coverage, if eligible, that are not less favorable than the most favorable benefits available to the estates or surviving families of peer executives of Allstate. In the event of termination due to disability during the two years after the date of a change in control, Allstate will pay disability and other benefits, including supplemental long-term disability benefits and retiree medical coverage, if eligible, that are not less favorable than the most favorable benefits available to disabled peer executives.

Estimate of Potential Payments Upon Termination[1]

The table below describes the value of compensation and benefits payable to each named executive, other than Mr. Shapiro, upon termination that would exceed the compensation or benefits generally available to salaried employees in each termination scenario. The total column in the following table does not reflect compensation or benefits previously accrued or earned by the named executives, such as deferred compensation and non-qualified pension benefits. Benefits and payments are calculated assuming a December 31, 2022 employment termination date.

Name	Severance ($)	Annual Incentive Plan ($)[2]	Stock Options — Unvested and Accelerated ($)	Restricted Stock Units and Performance Stock Awards — Unvested and Accelerated ($)	Welfare Benefits and Outplacement Services ($)	Total ($)
Mr. Wilson						
Termination due to Retirement[3]	0	2,389,125	8,860,809	23,477,920	0	34,727,854
Termination due to Change in Control[4]	11,080,000[8]	4,155,000	9,202,331	24,394,847	65,466[6]	48,897,644
Death	0	2,389,125	9,202,331	24,394,847	0	35,986,303
Disability	0	2,389,125	9,202,331	24,394,847	0	35,986,303
Mr. Merten						
Termination due to Retirement[3]	0	0	0	0	0	0
Termination due to Change in Control[4]	3,442,500[8]	956,250	971,533	2,521,618	72,709[6]	7,964,610
Death	0	346,233	971,533	2,521,618	0	3,839,384
Disability	0	346,233	971,533	2,521,618	6,980,717[7]	10,820,101
Mr. Rizzo						
Termination due to Retirement[3]	0	603,665	1,864,889	4,839,700	0	7,308,254
Termination due to Change in Control[4]	4,250,000[8]	1,275,000	1,938,384	5,064,796	65,426[6]	12,593,606
Death	0	603,665	1,938,384	5,064,796	0	7,606,845
Disability	0	603,665	1,938,384	5,064,796	8,549,643[7]	16,156,488
Mr. Dugenske						
Termination due to Retirement[3]	0	0	0	0	0	0
Termination due to Change in Control[4]	4,250,000[8]	1,275,000	2,273,978	5,892,227	72,709[6]	13,763,914
Death	0	729,077	2,273,978	5,892,227	0	8,895,282
Disability	0	729,077	2,273,978	5,892,227	9,804,379[7]	18,699,661
Mr. Gupta						
Termination due to Retirement[3]	0	373,163	1,427,321	3,701,744	0	5,502,228
Termination due to Change in Control[4]	2,755,000[8]	652,500	1,482,997	3,851,311	65,475[6]	8,807,283
Death	0	373,163	1,482,997	3,851,311	0	5,707,471
Disability	0	373,163	1,482,997	3,851,311	2,644,384[7]	8,351,855
Mr. Toohey						
Termination due to Retirement[3]	0	0	0	0	0	0
Termination due to Change in Control[4]	1,626,944[8][9]	562,500	0	1,580,960	72,642[6]	3,843,046
Death	0	247,232	0	1,580,960	0	1,828,192
Disability	0	247,232	0	1,580,960	2,038,623[7]	3,866,815
Mr. Civgin						
Termination due to Retirement[5]	0	297,742	2,106,903	5,328,809	0	7,733,454

[1] A "0" indicates either there is no amount payable to the named executive, or the amount payable is the same for both the named executives and all salaried employees.

[2] The 2022 annual incentive plan payment is payable to all named executives as a result of death or disability. In addition, it is payable to Messrs. Wilson, Gupta and Rizzo in the event of retirement. The amount listed for the annual incentive plan payment upon termination due to a change in control is shown at target as defined in the CIC Plan.

[3] As of December 31, 2022, Messrs. Wilson, Gupta and Rizzo are eligible to retire in accordance with Allstate's policy and the terms of its equity and annual incentive compensation and benefit plans.

[4] The values in this change in control row represent amounts paid if both the change in control and qualifying termination occur on December 31, 2022. PSAs are paid out based on actual performance; for purposes of this table, the 2020-2022 cycle is shown at 124% of target and the 2021-2023 and 2022-2024 cycles are reflected at target.

Equity awards do not accelerate in the event of a change in control unless also accompanied by a qualifying termination of employment. A change in control also would accelerate the distribution of deferred compensation and SRIP benefits for Messrs. Wilson, Gupta and Rizzo; deferred compensation and SRIP benefits for the other NEOs are distributed in accordance with the applicable plan terms and participant elections. Please see the Non-Qualified Deferred Compensation at Fiscal Year-end 2022 table and footnote 2 to the Pension Benefits table in the Retirement Benefits section for details regarding the applicable amounts for each named executive.

[5] As described on page 84, Mr. Civgin retired in accordance with Allstate's policies. The values represent the actual amounts he received in connection with his retirement from the company.

(6) The Welfare Benefits and Outplacement Services amount includes the cost to provide certain welfare benefits to the named executive and family during the period the named executive is eligible for continuation coverage under applicable law. The amount shown reflects Allstate's costs for these benefits or programs assuming an 18-month continuation period. The value of outplacement services is $50,000 for each named executive.

(7) The named executives who participate in the long-term disability plan are eligible to participate in Allstate's supplemental long-term disability plan for employees whose annual earnings exceed the level that produces the maximum monthly benefit provided by the long-term disability plan (basic plan). The monthly benefit is equal to 60% of the named executive's qualified annual earnings divided by twelve and rounded to the nearest $100, reduced by $7,500, which is the maximum monthly benefit payment that can be received under the basic plan. The amount reflected assumes the named executive remains totally disabled until age 65 and represents the present value of the monthly benefit payable until age 65.

(8) Represents two times the sum of base salary and target annual incentive.

(9) Under the change in control plan, severance benefits for Mr. Toohey were reduced by $748,056 to avoid the imposition of excise taxes and maximize the severance benefit available under the plan.

As described on **page 83**, in connection with his retirement from the company in late 2022, Mr. Shapiro entered into a separation agreement with the company. In return for continued employment during several key leadership transitions, Mr. Shapiro received a separation amount equal to a pro-rated annual cash incentive award estimated at the time of his retirement and continued vesting of his 2020 PSA grant. The following chart illustrates payments and benefits Mr. Shapiro received upon his retirement.

Name	Type of Payment	Amount ($)
Glenn Shapiro	Separation payment equal to pro-rated estimated annual award payout(1)	1,100,000
	Pro-rated target PSAs(2)	1,902,129

(1) Represents a pro-rated annual incentive payout based on the number of days worked during the calendar year and company performance through September 30, 2022.

(2) Represents continued vesting of a pro-rated portion of the target PSAs granted to Mr. Shapiro in 2020, which accounts for his departure with three months remaining in the three-year performance cycle.

Performance Measures for 2022

The following pages contain descriptions of the performance measures used for executive incentive compensation. They were developed uniquely for incentive compensation purposes, are non-GAAP measures and are not reported in our financial statements. The committee has approved the use of non-GAAP measures when appropriate to drive executive focus on particular strategic, operational, or financial factors, or to exclude factors over which our executives have little influence or control. The committee monitors compensation estimates during the year based on actual performance on these measures, and the internal audit department reviews the final results.

Performance Net Income: This measure is calculated uniquely for annual cash incentive awards and each PSA performance cycle. For each plan, Performance Net Income is equal to net income applicable to common shareholders as reported in The Allstate Corporation Annual Report on Form 10-K adjusted for the after-tax effect of the items indicated below:

✔ Indicates adjustments to Net Income	Annual Cash Incentive Awards	Performance Stock Awards[1]
Net income applicable to common shareholders, excluding:		
Net gains and losses on investments and derivatives	✔	✔
Gain or loss on disposition	✔	✔
Pension and other post retirement remeasurement gains and losses	✔	✔
Business combination expenses, fair value adjustments and amortization or impairment of purchased intangibles	✔	✔
Income or loss from discontinued operations		✔
Other significant non-recurring, infrequent or unusual items, when the nature of the charge or gain is such that it is reasonably unlikely to recur within two years or there has been no similar charge or gain within the prior two years		✔
Adjusted Net Income subtotal (See Appendix A)		
Restructuring and related charges	✔	✔
Run-off Property-Liability segment	✔	✔
Effects of acquiring and selling businesses in excess of $20 million after-tax		✔
Adjustments to be consistent with financial reporting used in establishing the measure for items exceeding $20 million after-tax		✔
Adjustments for other significant, non-recurring, infrequent or unusual items for items exceeding $20 million after-tax	✔	✔
Adjustment to exclude income associated with parent holding company level deployable assets in excess of $2 billion[2]		✔
Adjustments for foreign exchange rate used in establishing the measure	✔	✔
Performance Net Income before adjustment for volatile items[3]		
Adjustment for after-tax volatile items	Adjusted to include minimum or maximum amount of after-tax catastrophe losses and income from performance-based ("PB") investments	Three-year average adjusted to include a minimum or maximum amount of after-tax catastrophe losses
Performance Net Income		

[1] Performance Net Income ROE is a performance measure for the 2020-2022, 2021-2023, 2022-2024 and 2023-2025 performance cycles. The 2021-2023, 2022-2024, and 2023-2025 performance cycles do not qualify for final measurement as of December 31, 2022; the items checked above and after-tax volatile items indicate items that by definition may impact the final measurement when the three-year cycle and final measurement is completed.

[2] Adjustment for the 2020-2022 performance cycle of deployable assets in excess of $1 billion.

[3] Volatile items include catastrophe losses and income from performance-based investments ("PB income") depending on the measure.

Annual Cash Incentive Award Performance Measures for 2022

- **Total Premiums:** This measure is used to assess growth within the Allstate Protection, Protection Services, and Allstate Health & Benefits businesses. It is equal to the sum of Allstate Protection and Protection Services premiums written and Allstate Health & Benefits premiums and contract charges as described below. Premiums written is equal to the Allstate Protection and Protection Services net premiums written as reported in management's discussion and analysis in The Allstate Corporation Annual Report on Form 10-K.

  Premiums and contract charges are equal to accident and health insurance premiums and contract charges reported in the consolidated statement of operations in The Allstate Corporation Annual Report on Form 10-K.

  Total Premiums is subject to adjustment for the following individual items to the extent they exceed $30 million: adjustments to be consistent with financial reporting and foreign exchange rates used in establishing the measure and adjustments to exclude the effects of acquiring and selling businesses.

  In 2022, Reported Total Premiums of $50,319 million was adjusted by $118 million to be consistent with foreign exchange rates used in establishing the measure for Total Premiums of $50,437 million.

- **Performance Net Income:** In 2022, Performance Net Income was ($426) million compared to reported Adjusted Net Income* of ($262) million, a difference of $164 million. It was adjusted to reflect a minimum amount of after-tax catastrophe losses and income from PB investments, to remove the impacts of the underwriting loss of run-off Property-Liability segment and restructuring and related charges, to be consistent with foreign exchange rates used in establishing the measure and to remove impacts from other non-recurring items.

- **Net Investment Income:** This measure is used to assess the financial operating performance provided from investments. Net investment income and net gains and losses on investments and derivatives on PB investments, as reported in the consolidated statement of operations, is adjusted to include a minimum or maximum amount of PB income if the actual amounts are less than or exceed those amounts, respectively. Net Investment Income is also subject to adjustments to be consistent with the financial reporting and foreign exchange rates used in establishing the measure and to exclude the effects of acquiring and selling businesses in excess of a threshold.

  In 2022, adjustments were made to reflect a maximum amount of PB income and the impact of foreign exchange rates used in establishing the measure, resulting in Net Investment Income of $2,318 million, compared to reported net investment income of $2,414 million, including net gains and losses on investments and derivatives on PB investments.

- **Strategic Initiatives Scorecard:** This measure is used to measure progress made against Transformative Growth and IDE strategies using a qualitative approach. Progress was assessed by the committee to determine the overall performance of the measure for 2022.

  In evaluating performance for the Transformative Growth portion of the scorecard, the committee considered progress made against the key components of the Transformative Growth strategy, including improved customer value, expanded customer access, modernized technology ecosystem, increased sophistication and investment in customer acquisition and organizational transformation.

  In evaluating performance for the IDE portion of the scorecard, the committee considered progress made against key goals of the IDE strategy, including female and racially and/or ethnically diverse workforce representation, business practices and cultural integration.

Performance Stock Award Performance Measures for the 2020-2022, 2021-2023, 2022-2024, and 2023-2025 Performance Cycles

MEASUREMENTS AND WEIGHTINGS	PSAs granted in 2020	PSAs granted in 2021 and 2022	PSAs granted in 2023 and thereafter
	70% Average Performance Net Income ROE	**50%** Average Performance Net Income ROE	**50%** Average Performance Net Income ROE
	30% Relative TSR	**30%** Relative TSR **20%** Items in Force Growth	**30%** Relative TSR **10%** Transformative Growth **10%** Inclusive Diversity and Equity

* Measures used in this proxy statement that are not based on generally accepted accounting principles ("non-GAAP") are denoted with an asterisk (*). For definitions of these terms, please see the definitions of non-GAAP measures on **pages 118-120** of our 2023 Proxy Statement.

- **Three-Year Average Performance Net Income Return on Equity:** This is calculated as the ratio of Average Performance Net Income subject to certain adjustments for each of the three years in the performance cycle, divided by the average of Adjusted Common Shareholders' Equity at December 31 of the year-end immediately preceding the period and at the end of each year in the three-year period. It is subject to certain adjustments and excludes total unrealized net capital gains and losses and parent holding company level deployable assess in excess of $2 billion (adjustment for 2020-2022 performance cycle is in excess of $1 billion). The committee requires positive net income in order for executives to earn PSAs for Average Performance Net Income ROE above target, subject to certain adjustments.

- **Relative Total Shareholder Return:** This is the company's Total Shareholder Return ("TSR") relative to the TSR of other peer companies, expressed in terms of the company's TSR percentile rank among the peer companies. Peer companies for the applicable performance cycles are included in the table below (in addition to The Allstate Corporation). TSR is determined by dividing (i) the average Adjusted Close Price of the applicable company's stock or applicable index's price over the 20 trading days prior to and including the final day of the performance period ("Final Average Adjusted Close Price") minus the average Adjusted Close Price of the applicable company's stock or applicable index's price over the 20 trading days prior to the first day of the performance period ("Initial Average Adjusted Close Price") by (ii) the Initial Average Adjusted Close Price. In calculating TSR, all dividends are assumed to have been reinvested on the ex-dividend date.

Company/Index	2020-2022 Performance Cycle	2021-2023, 2022-2024 and 2023-2025 Performance Cycles[1]
AFLAC Inc.	✔	
American Financial Group Inc.		✔
American International Group Inc.	✔	✔
Chubb Limited	✔	✔
Cincinnati Financial Corporation		✔
CNA Financial Corporation	✔	✔
The Hartford Financial Services Group Inc.	✔	✔
Manulife Financial Corporation	✔	
MetLife Inc.	✔	
The Progressive Corporation	✔	✔
Prudential Financial Inc.	✔	
The Travelers Companies Inc.	✔	✔
W. R. Berkley Corporation		✔
S&P 500 Index	✔	✔
S&P 500 Financial Index	✔	✔

[1] The Life and Accident & Health peers were removed in 2021 due to the divestiture of these businesses. Allstate added three new Property & Casualty peers.

- **Items in Force Growth:** This is used to assess progress against Allstate's Transformative Growth strategy and growth within the Allstate business segments. It represents the number of policies in force. Policy counts are based on items rather than customers. The measure is calculated as the compound annual growth rate of items in force at the beginning and at the end of the three-year performance period.

- **Transformative Growth:** This is used to assess progress against Allstate's Transformative Growth strategy, including the Affordable, Simple, Connected (ASC) roll-out (50% weighting) and improvement of the Lowest Price Index (LPI) (50% weighting). Measurement of the ASC roll-out component is based on the percentage of Allstate Brand standard auto quotes on an ASC product at the end of the performance period. Measurement of the LPI component is based on improvement in auto LPI market data points at FYE 2025 relative to FYE 2022 across ten states.

- **Inclusive Diversity and Equity:** This is used to assess progress against Allstate's IDE strategies, including increasing female and racially and/or ethnically diverse representation within management. Threshold is established at current representation with improving historical trends for target. This quantitative measurement is consistent with the long-term nature of the company's IDE strategy.

CEO Pay Ratio

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing information about the relationship of the annual total compensation of our employees to the annual total compensation of Mr. Wilson, our CEO. This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules.

For 2022:

- the annual total compensation of our median employee was $66,189; and
- the annual total compensation of our CEO, as reported in the Summary Compensation Table in this Proxy Statement, was $15,005,001.
- The ratio of the annual total compensation of Mr. Wilson to our median employee was 226:1.

To calculate the ratio, we followed SEC permitted rules and used the following methodology and material assumptions, adjustments, and estimates:

- December 31, 2022 was selected as the determination date as it enabled us to choose a pay date that aligned across our enterprise.
- As of December 31, 2022, our U.S. and non-U.S. employee population consisted of approximately 54,500 full-time, part-time, seasonal and temporary employees. Employees in all countries were included in the calculation, with the exception of 1,058 employees in Australia, Japan, Malta, Bermuda, Norway, Belgium, and Mexico (15, 17, 2, 5, 2, 1, and 1,016 in each jurisdiction, respectively).
- The Allstate agent population was excluded since they are not employees of Allstate or its subsidiaries.
- Total cash (base salary plus incentive compensation) was selected as the most appropriate and consistently applied compensation measure to determine the median worker since equity awards are not broadly distributed.
- Employee compensation was measured using a twelve-month look-back period ending December 31, 2022.
- Permanent employees hired in 2022 that did not work for the entire period had their compensation adjusted as if they were employed for the entire twelve-month period.
- For non-U.S. employees, an annual average was used for each of the exchange rates.
- After identifying the median worker based on total cash compensation, annual total compensation was calculated for that person using the same methodology used for the named executives in the Summary Compensation Table on **page 87**.
- As noted above, the median employee's annual total compensation was $66,189. The median employee was a claims analyst in the United States with total cash compensation of $66,189 and a change in pension value of $0.

The SEC rules for identifying the median of our employees and calculating the pay ratio allow companies to use a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect a company's employee population and compensation practices. For that reason, the pay ratio reported by other companies may not be comparable to the pay ratio reported above. Neither the committee nor management of the company used the pay ratio measure in making compensation decisions.

Pay Versus Performance Table

As required by the SEC rules and aligned with Item 402(v) of Regulation S-K, detail is provided in the pay versus performance table. The table represents the relationship between our Principal Executive Officer ("PEO") and Non-PEO NEOs compensation actually paid ("CAP") with respect to key financial performance measures of the company. For additional information regarding Allstate's pay for performance philosophy and how the company aligns NEO compensation, refer to the CD&A beginning on **page 62**.

| Year | Summary Compensation Table Total for PEO ($)[1] | Compensation Actually Paid to PEO ($)[2][3] | Average Summary Compensation Table Total for Non-PEO NEOs ($)[1] | Average Compensation Actually Paid to Non-PEO NEOs ($)[2][3] | Value of Initial Fixed $100 Investment Based On: | | Net Income ($ in millions) | Performance Net Income ($ in millions)[4] |
					Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)		
2022	15,005,001	30,035,131	3,498,306	4,852,665	130	149	(1,416)	(426)
2021	19,066,920	27,585,626	5,548,209	7,666,840	110	131	1,485	3,689
2020	21,126,386	26,023,346	5,228,904	6,270,236	100	101	5,461	4,967

[1] The totals reflected align with the data reported in the Summary Compensation Table as shown on page 87. Mr. Wilson (Chair, President, and CEO) is represented as the Principal Executive Officer ("PEO") for each year reported. The Non-PEO NEO column represents Allstate's NEOs for each respective year. The employees included in Non-PEO NEOs for each year are noted below:

2022	2021	2020
Mario Rizzo	Mario Rizzo	Mario Rizzo
Glenn Shapiro	Glenn Shapiro	Glenn Shapiro
Don Civgin	Don Civgin	Don Civgin
John Dugenske	John Dugenske	John Dugenske
Jesse Merten		
Suren Gupta		
Robert Toohey		

[2] CAP has been calculated in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect actual amount of compensation earned, realized, or received by the company NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described below. The calculation of CAP requires adjustments to amounts previously reported in the Summary Compensation Table for the years represented. The adjustments made to the PEO and Non-PEO NEOs to determine fair value is noted in the table below.

| Compensation Actually Paid Component | | 2020 | | 2021 | | 2022 | |
		PEO	Non-PEO	PEO	Non-PEO	PEO	Non-PEO
Summary Compensation Table (SCT) Total		$ 21,126,386	$ 5,228,904	$ 19,066,920	$ 5,548,209	$ 15,005,001	$ 3,498,306
Deduction:	SCT change in Actuarial Value of Pension Value	$ (3,116,842)	$ (189,278)	$ (697,929)	$ (65,931)	$ -	$ (51,781)
Deduction:	SCT Stock Award Amount	$ (7,312,094)	$(1,685,460)	$ (6,335,804)	$(1,617,742)	$ (6,868,175)	$(1,523,242)
Deduction:	SCT Option Award Amount	$ (4,404,993)	$(1,015,376)	$ (4,304,994)	$(1,099,217)	$ (4,293,494)	$ (871,876)
Addition:	Pension Service Cost	$ 217,343	$ 56,961	$ 238,310	$ 62,348	$ 235,050	$ 46,723
Addition:	Change in fair value, during the fiscal year, of unvested equity awards at the beginning of the fiscal year that vested during the fiscal year	$ 3,712,366	$ 218,942	$ (454,767)	$ (110,761)	$ 3,039,030	$ 521,581
Addition:	Change in fair value, during the fiscal year, of unvested equity awards at the beginning of the fiscal year that remained unvested at year-end	$ 6,802,340	$ 1,581,275	$ 6,922,985	$ 1,592,057	$ 7,695,232	$ 1,338,444
Addition:	Fair value, at the end of the year, of equity awards granted during the fiscal year that remain unvested at year-end	$ 8,998,841	$ 2,074,267	$ 13,150,905	$ 3,357,877	$ 15,222,487	$ 2,083,563
Deduction:	Fair value of unvested equity awards at the beginning of the fiscal year that were forfeiture during the fiscal year	$ -	$ -	$ -	$ -	$ -	$ (189,054)
Compensation Actually Paid		**$26,023,346**	**$6,270,236**	**$27,585,626**	**$7,666,840**	**$30,035,131**	**$4,852,665**

[3] Performance Net Income (PNI) is Allstate's company selected measure. PNI is equal to net income applicable to common shareholders as reported in The Allstate Corporate Annual Report on Form 10-K adjusted for the after-tax items indicated on page 101 under *Performance Net Income*.

Financial Measures: The Allstate executive compensation programs reflect the pay-for-performance culture and supports shareholder alignment while also incentivizing our executives as noted throughout the CD&A beginning on page 62. For the annual and long-term incentive programs, the committee uses performance measures that (1) align with the company's strategy, operating principles and priorities, and shareholder interest, (2) support the achievement of corporate goals, and (3) reflect the company's overall performance. The most important performance measures used to understand CAP with respect to company's performance for Allstate NEOs for this most recently completed fiscal year are as follows:

Performance Net Income (PNI)
Performance Net Income Return on Equity (PNI ROE)
Total Premiums
Relative Total Shareholder Return (TSR)

Relationship between CAP and Performance Measures in the Table: The following graphs provide a visual representation of the relationship between the CAP of our PEO and the average CAP of our Non-PEO NEOs as it relates to each financial measure noted in the pay versus performance table. The relationship between Allstate's TSR and our peer group TSR is reflected in the first graph – CAP vs Total Shareholder Return. Performance measure mix, timing of grants and outstanding vesting, share price volatility, and other factors impact CAP.

The majority of CAP to our NEOs is closely connected to long-term awards under the long-term incentive plan primarily driven by Performance Net Income and relative TSR. Over the last three years, external factors, including rising inflation, have impacted Performance Net Income while Allstate's relative TSR has remained strong. The graphs below demonstrate:

- From 2020 to 2021 CAP to our PEO increased 6% and average CAP to our non-PEO NEOs experienced a greater increase of 22%. In the same period our TSR increased from $100 to $110 (10%), while the net income measures fell. The continued increase in CAP as net income declined is a result of the fair value NEO long-term incentive awards which closely aligns to the TSR which increased over the same period. The decline in Performance Net Income is a result of higher insurance losses and unfavorable reserve re-estimates.

- From 2021 to 2022 CAP to our PEO increased by just below 9% and average CAP to our non-PEO NEOs decreased by roughly 37%. In the same period TSR continued to increase from 110 to 131 (18%). Net income continued to decline. Allstate aggressively took actions to address the decreasing net income during this inflationary period, causing higher insurance losses and unfavorable reserve re-estimates, resulting in continued TSR increases.

- Allstate has seen continued growth in TSR from 2020 through 2022 with an aggregate growth rate of 30% while our peer group has slightly outpaced us at 48%. Despite this, Allstate's relative TSR to the peer group improved.

For additional detail regarding Allstate's executive pay practices including incentive design and goal setting, compensation elements, compensation decisions, and governance practices see the CD&A beginning on page 62.

CAP vs Total Shareholder Return



CAP vs Net Income



CAP vs Performance Net Income



Say-on-Frequency

3 Say-on-frequency: Advisory vote on the frequency of future advisory votes on the compensation of the named executives

What am I voting on?

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act, every six years, shareholders must vote on whether executive compensation votes (say-on-pay) should occur every year, every two years, or every three years.

Overview

- Allstate's shareholders have expressed interest in annual say-on-pay proposals

- The Board values the opportunity to receive annual feedback to respond to changing market conditions

- It is market practice to hold a say-on-pay vote on an annual basis

- The next say-on-frequency vote will be held at the 2029 annual meeting

Voting recommendation

The Board recommends that you vote to conduct future advisory votes on executive compensation EVERY YEAR.



The Board of Directors recommends that future advisory votes on executive compensation occur every year, as is the current practice. This provides the basis for proactive dialogue between the Board and shareholders annually on the company's pay practices. When Allstate last presented this issue for vote in 2017, approximately 89% of the votes cast supported an annual frequency.

Shareholders will be able to specify one of four choices for this proposal: one year, two years, three years, or abstain. Shareholders are not voting to approve or disapprove the Board's recommendation. While this advisory vote is nonbinding, the Board will strongly consider adopting the frequency supported by the largest number of votes cast.

Audit Committee Matters

4 Ratification of Deloitte & Touche LLP as the Independent Registered Public Accountant for 2023

What am I voting on?

We conduct a vote every year asking shareholders to ratify the appointment of the company's independent registered public accountant for the current year, who is Deloitte & Touche LLP (Deloitte) for 2023. While the vote is non-binding, the audit committee will consider the results as part of their evaluation of Deloitte.

Overview

- Independent firm with few ancillary services and reasonable fees
- Significant industry and financial reporting expertise
- The audit committee annually evaluates Deloitte & Touche LLP and determined that its retention continues to be in the best interests of Allstate and its shareholders

Voting recommendation

The Board recommends a vote FOR ratification of Deloitte & Touche LLP for 2023.



The Audit Committee has established strong practices to evaluate the qualifications, compensation, performance, and independence of the independent registered public accounting firm both on an ongoing basis throughout the year and through the completion of an annual evaluation. Additional information regarding the audit committee's duties and responsibilities is available in the committee's charter located under the Governance section of Allstate's investor relations website at www.allstateinvestors.com. Deloitte & Touche LLP has been Allstate's independent registered public accounting firm since Allstate became a publicly traded entity in 1993.

As a starting point for the annual evaluation, a survey of management and the audit committee is administered by Allstate's internal audit function, with participation of a Deloitte partner who is not affiliated with the Allstate account. The survey assesses Allstate's general satisfaction with the quality and efficiency of the services provided. Results are reported to the audit committee, which discusses results with management.

The Audit Committee and the company's senior accounting and financial reporting leaders perform the annual evaluation of Deloitte utilizing key aspects of the external auditor evaluation tool developed by the Center for Audit Quality (CAQ). This incorporates review and discussion of the results of the firm's reports on its quality controls and external assessments, including results of inspections conducted by the Public Company Accounting Oversight Board (PCAOB).

While also evaluating and considering Deloitte's independence, the audit committee performed its annual assessment of Deloitte's performance as independent auditor. The audit committee assessed the performance of the Deloitte lead audit engagement partner and the audit team. The factors considered by the audit committee include:

- Quality of Deloitte's discussions and feedback sessions, including communications with the audit committee and management
- How effectively Deloitte maintained its independence, objectivity, and professional skepticism and employed independent judgment
- Depth of insurance industry and technical expertise and capability in handling the breadth and complexity of Allstate's operations and industry
- Professionalism and responsiveness
- Value from sharing industry insights, trends, and latest practices, including level and value of engagement provided by Deloitte National Office when needed
- Quality and efficiency of the work performed
- External data on audit quality and performance, including the results from the PCAOB assessment of Deloitte and its peer firms and Deloitte's responsiveness to those reports
- Reasonableness of fees, considering the size and complexity of Allstate and the resources necessary to perform a high-quality audit
- Knowledge of our operations, accounting policies and practices, and internal control over financial reporting
- Deloitte's tenure as Allstate's independent auditor and the firm's internal safeguards to maintain independence, the benefits of having a long-tenured auditor and the impact of changing auditors

The Audit Committee also recognizes the importance of maintaining the independence of our independent registered public accounting firm, both in fact and appearance, and has considered an auditor tenure limit. A rigorous review of Deloitte's capabilities, coupled with the comprehensive regulatory oversight structure in the United States led by the PCAOB, has mitigated the need for tenure requirements. The audit committee will periodically engage in a comprehensive process in which it makes a request for information (RFI) from multiple independent registered public accounting firms. This information enables the audit committee to evaluate whether to request for proposals (RFP) from these firms for further consideration of a change in its external auditor. The most recent RFI was performed in 2021 using criteria consistent with those set forth by the CAQ for purposes of evaluating external auditors. These include quality measures and controls, controls designed to maintain independence and objectivity, service model and approach, expertise, and diversity and equity practices. Ongoing monitoring of observable measures of these key criteria as well as the breadth of relationships with other large, alternative firms will continue to ensure viable options remain available if the committee determines it is in the best interests of the company to make a change.

The Audit Committee also oversees the mandatory, five-year rotation of audit partners, in accordance with SEC rules and approves Deloitte's lead engagement partner. The lead engagement partner was appointed beginning with the fiscal year 2022 audit. The process for selection of the lead engagement partner involves the screening of qualified candidates, followed by interviews with the audit committee chair and management.

The Audit Committee has also adopted a policy regarding the pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. The policy identifies the basic principles that must be considered by the audit committee in approving services to ensure that the registered public accounting firm's independence is not impaired, describes the type of audit, audit-related, tax and other services that may be provided, and lists the non-audit services that may not be performed. The independent registered public accounting firm or management submits to the audit committee detailed schedules with all of the proposed services within each category, together with the estimated fees. Each specific service requires approval before service can begin.

Prior to requesting approval from the audit committee, the registered public accounting firm and management consider and conclude that the services are permissible in that they: (1) do not place the registered public accounting firm in the position of auditing their own work, (2) do not result in the registered public accounting firm's personnel acting as management or an employee of Allstate, (3) do not place the registered public accounting firm in a position of being an advocate for Allstate, (4) do not create a mutual or conflicting interest between the registered public accounting firm and Allstate and (5) are not based on a contingent fee arrangement. The audit committee's policy delegates to the committee chair the authority to grant approvals, but the decisions of the committee chair must be reported to the audit committee at its next regularly scheduled meeting. All services provided by Deloitte in 2021 and 2022 were approved in accordance with this pre-approval policy.

> **The Audit Committee and the Board believe it is in the best interests of Allstate and its shareholders to continue to retain Deloitte as Allstate's independent registered public accounting firm.** Deloitte's performance in the most recent RFI assessment, as well as ongoing measurements of criteria such as quality measures and controls, controls designed to maintain independence and objectivity, service model and approach, expertise, and diversity and equity practices, ensures it will continue to provide excellent expertise and service. Deloitte's high quality audit work and accounting advice, deep institutional knowledge of the company's business and operations, accounting policies and financial systems, and internal control framework support continued utilization of their services.

The Audit Committee oversees and is ultimately responsible for the negotiation of audit fees associated with the retention of Deloitte. The following fees have been, or are anticipated to be, billed by Deloitte, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, for professional services rendered to Allstate for the fiscal years ending December 31, 2021, and December 31, 2022.

	2021[4]	2022
Audit fees[1]	$13,511,000	$11,462,000
Audit-related fees[2]	$ 1,316,000	$ 1,335,000
Tax fees[3]	$ 208,000	$ 26,000
Total fees	$15,035,000	$12,823,000

[1] Fees for audits of annual financial statements, reviews of quarterly financial statements, statutory audits, attest services, comfort letters, consents, and review of documents filed with the SEC. The amounts disclosed in 2021 do not reflect $595,000 of reimbursements received for certain separate account audit fees from the managing entity and from the buyers of ALIC, ALNY and certain affiliates. Prior year fees have been adjusted to reflect actual expenditures for the year.

[2] Audit-related fees relate to professional services, such as accounting consultations relating to new accounting standards and audits, Service Organization Controls audit reports and other attest services for non-consolidated affiliates (i.e., employee benefit plans, various trusts, etc.) and are set forth below.

	2021	2022
Audits and other attest services for non-consolidated entities	$ 321,000	$ 315,000
Other audit-related fees	$ 995,000	$1,020,000
Total audit-related fees	$1,316,000	$1,335,000

[3] Tax fees include income tax return preparation, compliance assistance, tax studies and research, and international tax planning.

[4] Total fees for 2021 decreased due to changes in planned projects.

Representatives of Deloitte will be present at the 2023 Annual Meeting to respond to questions and may make a statement if they choose. If shareholders fail to ratify the appointment, the audit committee will reconsider the appointment, but no assurance can be given that the audit committee will be able to change the appointment while enabling timely completion of the 2023 audited financial statements.

Audit Committee Report

Deloitte & Touche LLP (Deloitte) was Allstate's independent registered public accountant for the year ended December 31, 2022.

The Audit Committee reviewed and discussed with management and the independent registered public accounting firm the audited financial statements for the fiscal year ended December 31, 2022, as well as management's assessment of the effectiveness of the company's internal control over financial reporting.

The Committee discussed with Deloitte the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The committee received the written disclosures and letter from Deloitte that is required by applicable requirements of the PCAOB regarding Deloitte's communications with the committee concerning independence and has discussed with Deloitte its independence.

The Audit Committee met in periodic executive sessions with each of management, the internal auditor, and the independent registered public accounting firm to discuss the results of the examinations by the independent and internal auditors, their evaluations of internal controls, and the overall quality of the company's financial reporting, and other matters as appropriate

Based on these reviews and discussions and other information considered by the committee in its judgment, the committee recommended to the Board of Directors that the audited financial statements be included in Allstate's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, for filing with the Securities and Exchange Commission, and furnished to shareholders with this Notice of Annual Meeting and Proxy Statement.

Kermit R. Crawford (CHAIR)

Donald E. Brown

Siddharth N. Mehta

Jacques P. Perold

Stock Ownership Information

Security Ownership of Directors and Executive Officers

The following table shows the Allstate common shares beneficially owned as of March 1, 2023, by each director and named executive individually, and by all executive officers and directors of Allstate as a group. Shares reported as beneficially owned include shares held indirectly through the Allstate 401(k) Savings Plan and other shares held indirectly. It also includes shares subject to stock options exercisable, and restricted stock units subject to conversion into common shares, within sixty days of March 1. As of March 1, 2023, none of these shares were pledged as security.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Allstate Common Stock[1]	Common Stock Subject to Options Exercisable on or Prior to April 29, 2023	Restricted Stock Units[2]	Total Stock-Based Ownership[3]	Percent of Class
Donald E. Brown	1,207	0	2,143	3,350	*
Kermit R. Crawford	1,000	0	18,105	19,105	*
Richard T. Hume	0	0	3,909	3,909	*
Margaret M. Keane	9,572	0	3,989	13,561	*
Siddharth N. Mehta	3,275	0	11,308	14,583	*
Jacques P. Perold	35	0	10,229	10,264	*
Andrea Redmond	2,000	0	24,530	26,530	*
Gregg M. Sherrill	4,400	0	3,989	8,389	*
Judith A. Sprieser	0	0	34,177	34,177	*
Perry M. Traquina	2,374	0	7,747	10,121	*
Monica Turner	0	0	456	456	*
Thomas J. Wilson	983,399	2,138,382	0	3,121,781	*
Jesse Merten	23,456	47,456	0	70,912	*
Mario Rizzo	61,771	206,399	0	268,170	*
John Dugenske	91,709	138,184	0	229,893	*
Suren Gupta	90,099	294,296	0	384,395	*
Robert Toohey	2,429	6,432	0	8,861	*
All directors and executive officers as a group (22 total)	1,343,589	3,103,906	120,582	4,568,077	1.7%

* Less than 1% of the outstanding shares of common stock.

[1] This column includes restricted stock units (RSUs) held by executive officers that convert into common shares by April 29, 2023.

[2] All non-employee directors hold RSUs granted under Allstate's equity compensation plans for non-employee directors. This column lists those RSUs that would be distributed to directors in the form of shares of common stock within 60 days if any of them were to have retired as a director on March 1, 2023. Some directors hold additional RSUs that are not reflected in the table above because common stock would not be distributed to directors until at least one year following his or her retirement as a director, or in some cases, as many as ten years following the date of grant. For more information regarding the RSUs held by each director at the end of 2022, please see the details on page 51.

[3] These amounts are the sum of the number of shares shown in the prior columns. As of March 1, 2023, no director or executive officer beneficially owned 1% or more of the outstanding common stock of Allstate. The directors and executive officers of Allstate as a group beneficially owned (including common stock subject to stock options exercisable and restricted stock units for which restrictions expire on or prior to April 29, 2023) approximately 1.7% of the common stock outstanding as of March 1, 2023.

Security Ownership of Certain Beneficial Owners

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	25,452,561[1]	9.6%
Common	BlackRock Inc. 55 East 52nd Street New York, NY 10055	21,752,824[2]	8.2%

[1] Reflects shares beneficially owned as of December 31, 2022, as set forth in a Schedule 13G/A filed on February 9, 2023. Of these shares, The Vanguard Group reported it held 0 shares with sole voting power; 374,763 shares with shared voting power; 24,318,916 shares with sole dispositive power; and 1,133,645 shares with shared dispositive power.

[2] Reflects shares beneficially owned as of December 31, 2022, as set forth in a Schedule 13G/A filed on February 3, 2023. Of these shares, BlackRock reported it held 19,251,168 shares with sole voting power; 0 shares with shared voting power; 21,752,824 shares with sole dispositive power; and 0 shares with shared dispositive power.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 ("Exchange Act") requires Allstate's executive officers, directors, and persons who beneficially own more than 10% of Allstate's common stock, or any other person subject to Section 16 of the Exchange Act, to file reports of securities ownership and changes in such ownership with the SEC. Based upon a review of copies of such reports, or written representations that all such reports were timely filed, Allstate believes that each of its executive officers and directors complied with all Section 16(a) filing requirements applicable to them during 2022 with the exception of one report for a stock option grant, which was inadvertently filed late for Thomas J. Wilson due to an administrative error.

Other Information

Proxy and Voting Information

Who is Asking for My Vote and Why?

The Allstate Board of Directors is soliciting proxies for use at the annual meeting of shareholders to be held on May 23, 2023, and any adjournments or postponements of the meeting. The annual meeting will be held only if there is a quorum, which means that a majority of the outstanding common stock entitled to vote is represented at the meeting by proxy or in person. To ensure there will be a quorum, the Allstate Board asks you to vote before the meeting, which allows your Allstate stock to be represented at the annual meeting.

Who Can Vote at the Annual Meeting?

The Allstate Board has set the close of business on March 24, 2023, as the record date for the meeting. This means that you are entitled to vote if you were a shareholder of record at the close of business on March 24, 2023. On that date, there were 263,166,635 shares of Allstate common stock outstanding and entitled to vote at the annual meeting.

Why Did I Receive a Notice of Internet Availability of Proxy Materials Instead of the Proxy Materials?

We distribute our proxy materials to most shareholders over the Internet using "Notice and Access" delivery, as permitted by the rules of the SEC. We elected to use this method for most shareholders as it reduces our print and mail costs and the environmental impact of our annual shareholders' meeting.

How Do I Vote?

Instructions on how to vote your shares are included on the Notice on **page 6**. If you hold shares in your own name as a registered shareholder, you may vote by participating in the annual meeting, or you may instruct the proxies how to vote your shares by following the instructions on the proxy card/voting instruction form. **If you plan to participate in the meeting, please see the details on page 7**.

If you hold shares in street name (that is, through a broker, bank, or other record holder), you should follow the instructions provided by your broker, bank, or other record holder to vote your shares.

If you hold shares through the Allstate 401(k) Savings Plan, please see the instructions on **pages 116-117**.

Can I Change My Vote?

Before your shares have been voted at the annual meeting by the proxies, you may change or revoke your voting instructions by providing instructions again by telephone, by Internet, in writing, or, if you are a registered shareholder, by voting at the annual meeting.

Are the Votes Kept Confidential?

All proxies and tabulations that identify the vote of a particular shareholder are confidential, except as necessary to allow the inspector of election to certify the voting results or to meet certain legal requirements. A representative of American Election Services, LLC will act as the inspector of election and will count the votes. The representative is independent of Allstate and its directors, officers, and employees.

If you write a comment on your proxy card or voting instruction form, it may be provided to our Secretary along with your name and address.

Your comments will be provided without reference to how you voted, unless the vote is mentioned in your comment or unless disclosure of the vote is necessary to understand your comment. At our request, the distribution agent or the solicitation agent will provide us with periodic status reports on the aggregate vote. These status reports may include a list of shareholders who have not voted and breakdowns of vote totals by different types of shareholders, as long as we are not able to determine how a particular shareholder voted.

What Happens If I Submit a Signed Proxy Card but Do Not Indicate How I Want to Vote?

You may instruct the proxies to vote "FOR" or "AGAINST" on each proposal, other than Proposal 3 on which you are allowed to choose one year, two years or three years, or you may instruct the proxies to "ABSTAIN" from voting. If you submit a signed proxy card/voting instruction form to allow your shares to be represented at the annual meeting but do not indicate how your shares should be voted on one or more proposals, then the proxies will vote your shares as the Board of Directors recommends on those proposals. Other than the proposals listed on **pages 14-17**, we do not know of any other matters to be presented at the meeting. If any other matters are properly presented at the meeting, the proxies may vote your shares in accordance with their best judgment.

What Vote Is Needed to Approve Each Item?

Shares of common stock represented by a properly completed proxy card/voting instruction form will be counted as present at the meeting for purposes of determining a quorum, even if the shareholder is abstaining from voting.

Proposal 1. To be elected under Allstate's majority vote standard, each director must receive an affirmative vote of the majority of the votes cast. In other words, the number of shares voted "FOR" a director must exceed 50% of the votes cast on that director. Abstentions will not be counted as votes cast and will have no impact on the vote's outcome.

Proposals 2 – 4. Except for Proposal 3, a majority of the shares present in person or represented by proxy at the meeting and entitled to vote must be voted "FOR" the proposal. **Abstentions will have the effect of a vote against the proposal, except for Proposal 3, which they will have no effect on.** With respect to Proposal 3, if none of the three frequency choices receive a majority vote, the Board will consider the frequency that receives a plurality of the votes cast as the recommendation of the shareholders.

Are Broker Non-votes Counted at the Meeting?

Brokers and banks have discretionary authority to vote shares in the absence of instructions on matters the NYSE considers "routine," such as the ratification of the appointment of the auditors. They do not have discretionary authority to vote shares in the absence of instructions on "non-routine" matters, such as the election of directors, say-on-pay and frequency of say-on-pay. Broker non-votes will not be counted as shares entitled to vote on any of the foregoing non-routine matters and will have no impact on the vote's outcome.

What Is "householding" and How Does It Affect Me?

Allstate has adopted the "householding" procedure approved by the SEC, which allows us to deliver one set of documents to a household of shareholders instead of delivering a set to each shareholder in a household, unless we have been instructed otherwise. This procedure is more environmentally friendly and cost-effective because it reduces the number of copies to be printed and mailed. Shareholders who receive proxy materials in paper form will continue to receive separate proxy cards/voting instruction forms to vote their shares. Shareholders who receive the Notice of Internet Availability of Proxy Materials will receive instructions on submitting their proxy cards/voting instruction form via the Internet.

If you would like to change your householding election, request that a single copy of the proxy materials be sent to your address, or request a separate copy of the proxy materials, please contact our distribution agent, Broadridge Financial Solutions, by calling (866) 540-7095 or by writing to Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717. We will promptly deliver the proxy materials to you upon receipt of your request. If you hold your shares in street name, please contact your bank, broker, or other record holder to request information about householding.

If you receive more than one proxy card/voting instruction form, your shares probably are registered in more than one account or you may hold shares both as a registered shareholder and through the Allstate 401(k) Savings Plan. You should vote each proxy card/voting instruction form you receive.

Where Can I Find the Results of the Annual Meeting?

Preliminary results will be announced at the meeting, and final results will be reported in a current report on Form 8-K, which is expected to be filed with the SEC within four business days after the meeting.

Who Will Pay the Cost of This Proxy Solicitation?

Allstate pays the cost of this proxy solicitation. Officers and other employees of Allstate and its subsidiaries may solicit proxies by mail, personal interview, telephone, facsimile, electronic means, or via the Internet. None of these individuals will receive special compensation for soliciting votes, which will be performed in addition to their regular duties, and some of them may not necessarily solicit proxies. Allstate also has made arrangements with brokerage firms, banks, record holders, and other fiduciaries to forward proxy solicitation materials to the beneficial owners of shares they hold on your behalf. Allstate will reimburse these intermediaries for reasonable out-of-pocket expenses. Alliance Advisors, 200 Broadacres Drive, 3rd Floor, Bloomfield, NJ 07003 has been retained to assist in the solicitation of proxies for a fee of $20,000 plus expenses.

How Do I Submit Shareholder Proposals or Director Nominations for the 2024 Annual Meeting?

Proposals that shareholders would like to include in Allstate's proxy materials for presentation at the 2024 Annual Meeting must be received by the Office of the Secretary by December 12, 2023, and must otherwise comply with SEC rules in order to be eligible for inclusion in the proxy materials for the 2024 Annual Meeting.

If a shareholder would like to bring a matter before the meeting that is not the subject of a proposal that meets the SEC proxy rule requirements for inclusion in the proxy statement, the shareholder must follow procedures in Allstate's bylaws in order to personally present the proposal at the meeting.

One of the procedural requirements in the bylaws is timely notice in writing of the business the shareholder proposes to bring before the meeting. Notice of business proposed to be brought before the 2024 annual meeting must be received by the Office of the Secretary no earlier than the close of business on January 24, 2024 and no later than the close of business on February 23, 2024. Among other things, the notice must describe the business proposed to be brought before the meeting, the reasons for conducting the business at the meeting, and any material interest of the shareholder in the business.

A shareholder also may directly nominate someone for election as a director at a shareholders' meeting. Under our bylaws, a shareholder may nominate a candidate at the 2024 annual meeting by providing advance notice to Allstate to the Office of the Secretary that is received no earlier than the close of business on January 24, 2024, and no later than the close of business on February 23, 2024. For proxy access nominees to be considered at the 2024 annual meeting, the nomination notice must be received by the Office of the Secretary no earlier than the close of business on November 12, 2023, and no later than the close of business on December 12, 2023. Among other things, the notice must include the information and documents described in Section 20 of the company's bylaws. In addition, shareholders who intend to solicit proxies in support of director nominees other than the company's nominees must also comply with the additional requirements of Rule 14a-19(b) of the Securities Exchange Act of 1934.

A copy of the procedures and requirements related to the above matters is available upon request from the Office of the Secretary or can be found on Allstate's website, www.allstateinvestors.com. The notices required above must be sent to the Office of the Secretary, The Allstate Corporation, 3100 Sanders Road, Northbrook, IL 60062.

How Do I Vote If I Hold Shares Through the 401(k) Savings Plan?

If you hold Allstate common shares through the Allstate 401(k) Savings Plan, your proxy card/voting instruction form for those shares will instruct the plan trustee how to vote those shares. If you received your annual meeting materials electronically, and you hold Allstate common shares both through the plan and also directly as a registered shareholder, the voting instructions you provide electronically will be applied to both your plan shares and your registered shares. If you return a signed proxy card/voting instruction form or vote by telephone or the Internet on a timely basis, the trustee will follow your voting instructions for all Allstate common shares allocated to your plan account unless that would be inconsistent with the trustee's duties.

If your voting instructions are not received on a timely basis, the shares allocated to your plan account will be considered "unvoted." If you return a signed proxy card/voting instruction form but do not indicate how your shares should be voted on a given matter, the shares represented by your proxy card/voting instruction form will be voted as the Board of Directors recommends. **The trustee will vote all unvoted shares held by the plan as follows:**

- If the trustee receives instructions (through voting instruction forms or through telephonic or Internet instruction) on a timely basis for at least 50% of the votable shares in the plan, then it will vote all unvoted shares in the same proportion and in the same manner as the shares for which timely instructions have been received, unless to do so would be inconsistent with the trustee's duties.
- If the trustee receives instructions for less than 50% of the votable shares, the trustee will vote all unvoted shares at its sole discretion. However, the trustee will not use its discretionary authority to vote on adjournment of the meeting in order to solicit further proxies.

Plan votes receive the same high level of confidentiality as all other votes. You may not vote the shares allocated to your plan account by voting at the meeting. You must instruct The Northern Trust Company, as trustee for the plan, how to vote your shares.

How Can I Inspect a List of Shareholders Entitled to Vote at the Meeting?

Shareholders wishing to inspect the list of registered shareholders of The Allstate Corporation as of the record date for the 2023 Annual Meeting of Shareholders should send an e-mail to invrel@allstate.com. Please include (1) your name and (2) if you hold your shares through a broker, bank or other intermediary, an image of your stock ownership statement. Upon verification of your status as a shareholder, you will be provided access to view and inspect the list of registered shareholders as of the record date. Shareholders will not be able to download or print the list.
.

By order of the Board,

Christine DeBiase
Secretary
April 10, 2023

Appendix A – Definitions of Non-GAAP Measures

Measures that are not based on accounting principles generally accepted in the United States of America ("non-GAAP") are defined and reconciled to the most directly comparable GAAP measure. We believe that investors' understanding of Allstate's performance is enhanced by our disclosure of the following non-GAAP measures. Our methods for calculating these measures may differ from those used by other companies and therefore comparability may be limited.

Adjusted net income (loss) is net income (loss) applicable to common shareholders, excluding:

- Net gains and losses on investments and derivatives
- Pension and other postretirement remeasurement gains and losses
- Business combination expenses and the amortization or impairment of purchased intangibles
- Income or loss from discontinued operations
- Gain or loss on disposition
- Adjustments for other significant non-recurring, infrequent or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years, or (b) there has been no similar charge or gain within the prior two years
- Related income tax expense or benefit of these items

Net income (loss) applicable to common shareholders is the GAAP measure that is most directly comparable to adjusted net income.

We use adjusted net income as an important measure to evaluate our results of operations. We believe that the measure provides investors with a valuable measure of the Company's ongoing performance because it reveals trends in our insurance and financial services business that may be obscured by the net effect of net gains and losses on investments and derivatives, pension and other postretirement remeasurement gains and losses, business combination expenses and the amortization or impairment of purchased intangibles, income or loss from discontinued operations, gain or loss on disposition and adjustments for other significant non-recurring, infrequent or unusual items and the related tax expense or benefit of these items. Net gains and losses on investments and derivatives, and pension and other postretirement remeasurement gains and losses may vary significantly between periods and are generally driven by business decisions and external economic developments such as capital market conditions, the timing of which is unrelated to the insurance underwriting process.

Business combination expenses, income or loss from discontinued operations and gain or loss on disposition are excluded because they are non-recurring in nature and the amortization or impairment of purchased intangibles is excluded because it relates to the acquisition purchase price and is not indicative of our underlying business results or trends.

Non-recurring items are excluded because, by their nature, they are not indicative of our business or economic trends.

Accordingly, adjusted net income excludes the effect of items that tend to be highly variable from period to period and highlights the results from ongoing operations and the underlying profitability of our business. A byproduct of excluding these items to determine adjusted net income is the transparency and understanding of their significance to net income variability and profitability while recognizing these or similar items may recur in subsequent periods.

Adjusted net income is used by management along with the other components of net income (loss) applicable to common shareholders to assess our performance. We use adjusted measures of adjusted net income in incentive compensation. Therefore, we believe it is useful for investors to evaluate net income (loss) applicable to common shareholders, adjusted net income and their components separately and in the aggregate when reviewing and evaluating our performance.

We note that investors, financial analysts, financial and business media organizations and rating agencies utilize adjusted net income results in their evaluation of our and our industry's financial performance and in their investment decisions, recommendations and communications as it represents a reliable, representative and consistent measurement of the industry and the Company and management's performance. We note that the price to earnings multiple commonly used by insurance investors as a forward-looking valuation technique uses adjusted net income as the denominator. Adjusted net income should not be considered a substitute for net income (loss) applicable to common shareholders and does not reflect the overall profitability of our business.

The following table reconciles net income (loss) applicable to common shareholders and adjusted net income for the years ended December 31.

($ in millions, except per share data)	2022	2021	2020	Per diluted common share 2022	2021	2020
Net income (loss) applicable to common shareholders	$(1,416)	$ 1,485	$ 5,461	$ (5.22)[2]	$ 4.96	$17.31
Net (gains) losses on investments and derivatives	1,072	(1,084)	(1,087)	3.95	(3.63)	(3.44)
Pension and other postretirement remeasurement (gains) losses	116	(644)	(51)	0.43	(2.15)	(0.16)
Curtailment (gains) losses	—	—	(8)	—	—	(0.03)
Business combination expenses and the amortization of purchased intangibles	353	398	118	1.30	1.33	0.37
Business combination fair value adjustment	—	(6)	—	—	(0.02)	—
(Gain) loss on disposition	(89)[1]	—	—	(0.33)	—	—
(Income) loss from discontinued operations	—	3,612	(157)	—	12.08	(0.50)
Income tax expense (benefit) and other	(298)	272	234	(1.10)	0.91	0.74
Adjusted net income (loss) *	$ (262)	$ 4,033	$ 4,510	$ (0.97)[2]	$13.48	$14.29

[1] Includes $83 million related to the gain on sale of the headquarters in the fourth quarter of 2022 reported as other revenue in the Corporate and Other segment.

[2] Due to a net loss reported for the twelve months ended December 31, 2022, calculation uses weighted average shares of 271.2 million, which excludes weighted average diluted shares of 3.1 million.

Combined Ratio excluding the effect of catastrophes, prior year reserve reestimates and amortization or impairment of purchased intangibles ("underlying combined ratio") is a non-GAAP ratio, which is computed as the difference between four GAAP operating ratios: the combined ratio, the effect of catastrophes on the combined ratio, the effect of prior year non-catastrophe reserve reestimates on the combined ratio, and the effect of amortization or impairment of purchased intangibles on the combined ratio. We believe that this ratio is useful to investors and it is used by management to reveal the trends in our Property-Liability business that may be obscured by catastrophe losses, prior year reserve reestimates and amortization or impairment of purchased intangibles. Catastrophe losses cause our loss trends to vary significantly between periods as a result of their incidence of occurrence and magnitude, and can have a significant impact on the combined ratio. Prior year reserve reestimates are caused by unexpected loss development on historical reserves, which could increase or decrease current year net income. Amortization or impairment of purchased intangibles relates to the acquisition purchase price and is not indicative of our underlying insurance business results or trends. We believe it is useful for investors to evaluate these components separately and in the aggregate when reviewing our underwriting performance. The most directly comparable GAAP measure is the combined ratio. The underlying combined ratio should not be considered a substitute for the combined ratio and does not reflect the overall underwriting profitability of our business.

The following table reconciles the Property-Liability combined ratio to the Property-Liability underlying combined ratio for the years ended December 31.

	2022	2021	2020
Combined Ratio	106.6	95.9	87.6
Effect of catastrophe losses	(7.1)	(8.3)	(7.9)
Effect of prior year non-catastrophe reserve reestimates	(3.9)	(0.8)	(0.2)
Effect of amortization of purchased intangibles	(0.5)	(0.6)	(0.1)
Underlying combined ratio*	95.1	86.2	79.4
Effect of prior year catastrophe reserve reestimates	—	(0.5)	(1.4)

Adjusted net income return on Allstate common shareholders' equity is a ratio that uses a non-GAAP measure. It is calculated by dividing the rolling 12-month adjusted net income by the average of Allstate common shareholders' equity at the beginning and at the end of the 12-months, after excluding the effect of unrealized net capital gains and losses. Return on Allstate common shareholders' equity is the most directly comparable GAAP measure. We use adjusted net income as the numerator for the same reasons we use adjusted net income, as discussed previously. We use average Allstate common shareholders' equity excluding the effect of unrealized net capital gains and losses for the denominator as a representation of common shareholders' equity primarily applicable to Allstate's earned and realized business operations because it eliminates the effect of items that are unrealized and vary significantly between periods due to external economic developments such as capital market conditions like changes in equity prices and interest rates, the amount and timing of which are unrelated to the insurance underwriting process. We use it to supplement our evaluation of net income (loss) applicable to common shareholders and return on Allstate common shareholders' equity because it excludes the effect of items that tend to be highly variable from period to period. We believe that this measure is useful to investors and that it provides a valuable tool for investors when considered along with return on Allstate common shareholders' equity because it eliminates the after-tax effects of realized and unrealized net capital gains and losses that can fluctuate significantly from period to period and that are driven by economic developments, the magnitude and timing of which are generally not influenced by management. In addition, it eliminates non-recurring items that are not indicative of our ongoing business or economic trends. A byproduct of excluding the items noted above to determine adjusted net income return on Allstate common shareholders' equity from return on Allstate common shareholders' equity is the transparency and understanding of their significance to return on common shareholders' equity variability and profitability while recognizing these or similar items may recur in subsequent periods. We use adjusted measures of adjusted net income return on Allstate common shareholders' equity in incentive compensation. Therefore, we believe it is useful for investors to have adjusted net income return on Allstate common shareholders' equity and return on Allstate common shareholders' equity when evaluating our performance. We note that investors, financial analysts, financial and business media organizations and rating agencies utilize adjusted net income return on common shareholders' equity results in their evaluation of our and our industry's financial performance and in their investment decisions, recommendations and communications as it represents a reliable, representative and consistent measurement of the industry and the company and management's utilization of capital. We also provide it to facilitate a comparison to our long-term adjusted net income return on Allstate common shareholders' equity goal. Adjusted net income return on Allstate common shareholders' equity should not be considered a substitute for return on Allstate common shareholders' equity and does not reflect the overall profitability of our business.

The following tables reconcile return on Allstate common shareholders' equity and adjusted net income return on Allstate common shareholders' equity for the years ended December 31.

($ in millions)	2022	2021	2020
Return on Allstate common shareholders' equity			
Numerator:			
Net income applicable to common shareholders	$(1,416)	$ 1,485	$ 5,461
Denominator:			
Beginning Allstate common shareholders' equity	$23,209	$28,247	$23,750
Ending Allstate common shareholders' equity[1]	15,505	23,209	28,247
Average Allstate common shareholders' equity	$19,357	$25,728	$25,999
Return on Allstate common shareholders' equity	(7.3)%	5.8%	21.0%

	2022	2021	2020
Adjusted net income return on Allstate common shareholders' equity			
Numerator:			
Adjusted net income*	$ (262)	$ 4,033	$ 4,510
Denominator:			
Beginning Allstate common shareholders' equity	$23,209	$28,247	$23,750
Less: Unrealized net capital gains and losses	598	3,180	1,887
Adjusted beginning Allstate common shareholders' equity	22,611	25,067	21,863
Ending Allstate common shareholders' equity[1]	15,505	23,209	28,247
Less: Unrealized net capital gains and losses	(2,253)	598	3,180
Adjusted ending Allstate common shareholders' equity	17,758	22,611	25,067
Average adjusted Allstate common shareholders' equity	$20,185	$23,839	$23,465
Adjusted net income return on Allstate common shareholders' equity*	(1.3)%	16.9%	19.2%

[1] Excludes equity related to preferred stock of $1,970 million at December 31, 2022, 2021 and 2020.

Appendix B – Categorical Standards of Independence

In accordance with the Director Independence Standards, the Board has determined that the nature of the following relationships with the corporation do not create a conflict of interest that would impair a director's independence.

1. An Allstate director's relationship arising from (i) only such director's position as a director of another corporation or organization; (ii) only such director's direct or indirect ownership of a 5% or less equity interest in another corporation or organization (other than a partnership); (iii) both such position and such ownership; or (iv) such director's position only as a limited partner in a partnership in which he or she has an interest of 5% or less.

2. An Allstate director's relationship arising from an interest of the director, or any entity in which the director is an employee, director, partner, shareholder or officer, in or under any standard-form insurance policy or other financial product offered by the Allstate Group in the ordinary course of business.

3. An Allstate director's relationship with another company that participates in a transaction with the Allstate Group (i) where the rates or charges involved are determined by competitive bid or (ii) where the transaction involves the rendering of services as a common or contract carrier (including any airline) or public utility at rates or charges fixed in conformity with law or governmental authority.

4. An Allstate director's relationship with another company that has made payments to, or received payments from, the Allstate Group for property or services in an amount which, in the last fiscal year, does not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues for such year.

5. An Allstate director's position as an executive officer of a tax-exempt organization to which the aggregate amount of discretionary contributions (other than employee matching contributions) made by the Allstate Group and The Allstate Foundation in any of the last three fiscal years of the tax-exempt organization were equal to or less than the greater of $1 million or 2% of such organization's consolidated gross revenues for such year.

6. An Allstate director's relationship with another company (i) in which the Allstate Group makes investments or (ii) which invests in securities issued by the Allstate Group or securities backed by any product issued by the Allstate Group, all in the ordinary course of such entity's investment business and on terms and under circumstances similar to those available to or from entities unaffiliated with such director.

Appendix C – Executive Officers

The following table lists the names and titles of our executive officers as of April 1, 2023. AIC refers to Allstate Insurance Company.

Name	Principal Positions and Offices Held
Thomas J. Wilson	Chair of the Board, President, and Chief Executive Officer of The Allstate Corporation and AIC.
Elizabeth A. Brady	Executive Vice President, Chief Marketing, Customer and Communications Officer of AIC.
Christine DeBiase	Executive Vice President, Chief Legal Officer, General Counsel, and Corporate Secretary of The Allstate Corporation and AIC.
John E. Dugenske	President, Investments and Corporate Strategy of AIC.
Suren Gupta	President, Enterprise Solutions of AIC.
Jesse E. Merten	Executive Vice President and Chief Financial Officer of The Allstate Corporation and AIC.
John C. Pintozzi	Senior Vice President, Controller and Chief Accounting Officer of The Allstate Corporation and AIC
Mark Prindiville	Executive Vice President and Chief Risk Officer of AIC.
Mario Rizzo	President, Property-Liability of AIC.
Robert Toohey	Executive Vice President and Chief Human Resources Officer of AIC.
Terrance Williams	Executive Vice President and President, Protection Products and Services of AIC.

Helpful Links and Resources

About Allstate

Company Website
https://www.allstate.com/

Allstate Foundation
https://allstatefoundation.org/?_
ga=2.233644824.70414277.1634117375-1354564632.1627444396

ESG/Sustainability
https://www.allstatesustainability.com/

Governance

Overview
https://www.allstateinvestors.com/governance

Corporate Governance Guidelines
https://www.allstateinvestors.com/static-files/b32c67db-6f4a-
4afb-9c2d-ffe5d2b1b12a

Bylaws of The Allstate Corporation
https://www.allstateinvestors.com/static-files/dd3f893c-035f-
4896-a82c-a3e5ae606a51

Audit Committee Charter
https://www.allstateinvestors.com/static-files/3dfddc3a-6f10-
4c3e-b154-bd3db57aafc4

Compensation and Human Capital Committee Charter
https://www.allstateinvestors.com/static-files/3d99e53e-579a-
4e46-9bdd-338c50702ec4

Executive Committee Charter
https://www.allstateinvestors.com/static-files/275b63c0-6823-
4678-add2-9fcd161330fc

**Nominating, Governance and Social Responsibility
Committee Charter**
https://www.allstateinvestors.com/static-files/94ae2405-05d8-
4fab-b435-1798d7ab91ff

Risk and Return Committee Charter
https://www.allstateinvestors.com/static-files/140622f6-f4ca-
4e14-9d40-cbd88a549f25

Code of Conduct
https://www.allstateinvestors.com/governance/code-conduct

Common Acronyms Used

ASC	Affordable, Simple, Connected
AIP	Allstate Identity Protection
CIC	Change in Control
ELFS	Extremely Low Frequency Scenarios
ERRM	Enterprise Risk and Return Management
ESG	Environmental, Social and Governance
GHG	Greenhouse Gas
IDE	Inclusive Diversity and Equity
NYSE	New York Stock Exchange
ORSA	Own Risk and Solvency Assessment
PSA	Performance Stock Awards
ROE	Return on Equity
SEC	Securities and Exchange Commission
TSR	Total Shareholder Return

Sustainability

Overview
https://www.allstatesustainability.com

ESG Summary
https://www.allstatesustainability.com/content/
documents/ESG%20Summary.pdf

Sustainability Report
https://www.allstatesustainability.com/content/
documents/ALL_CSR21_final.pdf

TCFD Report
https://www.allstatesustainability.com/content/
documents/TCFD_2022.pdf

CDP Climate Response
https://www.allstatesustainability.com/content/
documents/cdp/Allstate%202021.pdf

GRI Index
https://www.allstatesustainability.com/gri

SASB Index
https://www.allstatesustainability.com/content/
documents/SASB_Index_2021.pdf?v2022

EEO-1 Report
https://www.allstatesustainability.com/content/
documents/2021EEO1Report_SummaryPage.pdf

Investor Information

Corporate Headquarters/ Home Office
The Allstate Corporation
3100 Sanders Road
Northbrook, IL 60062
(800) 574-3553
www.allstate.com

Annual Meeting
Shareholders of record are invited to attend the annual meeting of The Allstate Corporation on Tuesday, May 23, 2023, 11:00 a.m. The company will be hosting the meeting live via the Internet. To attend the virtual meeting please visit www.virtualshareholdermeeting.com/ALL2023.

Holders of common stock of record at the close of business on March 24, 2023 are entitled to vote during the meeting. A notice of meeting, proxy statement and proxy card and/or voting instructions were provided to shareholders with this annual report.

Shareholder Services/Transfer Agent
For information or assistance regarding individual stock records, dividend reinvestment, dividend checks, 1099DIV and 1099B tax forms, direct deposit of dividend payments, or stock certificates, contact EQ Shareowner Services, in any of the following ways:

BY TELEPHONE:
(800) 355-5191 within the U.S. or
(651) 450-4064 outside the U.S.

BY MAIL:
EQ Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854

BY CERTIFIED/OVERNIGHT MAIL:
EQ Shareowner Services

1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100

ON THE INTERNET—account information:
shareowneronline.com

Allstate 401(k) Savings Plan
For information about the Allstate 401(k) Savings Plan, call the Allstate Benefits Center at (888) 255-7772

Investor Relations
Security analysts, portfolio managers and representatives of financial institutions seeking information about the company should contact:

Investor Relations
The Allstate Corporation
3100 Sanders Road,
Northbrook, IL 60062
(800) 416-8803
invrel@allstate.com

Communications to the Board of Directors
Shareholders or other interested parties who wish to communicate to the Board of Directors may do so by mail or email as follows. Please let us know if you are a shareholder.

BY EMAIL:
directors@allstate.com

BY MAIL:
The Allstate Corporation
Nominating, Governance &
Social Responsibility Committee
c/o General Counsel
3100 Sanders Road
Northbrook, IL 60062

Code of Global Business Conduct
Allstate's Global Code of Business Conduct is available on the Corporate Governance section of www.allstateinvestors.com.

Corporate Responsibility
Information on Allstate's social responsibility programs is available at allstatesustainability.com.

Media Inquiries
Allstate Media Relations
3100 Sanders Road
Northbrook, IL 60062
(847) 402-5600

Form 10-K, Other Reports
Shareholders may receive without charge a copy of The Allstate Corporation Form 10-K annual report (filed with the U.S. Securities and Exchange Commission) and other public financial information for the year ended December 31, 2022, by contacting invrel@allstate.com.

The Allstate Corporation's Annual Report is available online at: https://www.allstateinvestors.com/financials/sec-filings

Stock Exchange Listing
The Allstate Corporation common stock is listed on the New York Stock Exchange under the trading symbol "ALL." Common stock is also listed on the Chicago Stock Exchange. As of January 31, 2023, there were 59,597 holders of record of The Allstate Corporation's common stock.

Independent Registered Public Accounting Firm
Deloitte & Touche LLP 111 South Wacker Drive Chicago, IL 60606-4301

Online Information
You can access financial and other information about Allstate on our website, www.allstateinvestors.com, including executive speeches, investor conference calls and quarterly investor information. The information contained in any website or report referenced in this proxy statement is not incorporated by reference in, and does not form a part of, this proxy statement.



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The Allstate Corporation
Notice of 2023 Annual Meeting,
Proxy Statement and
2022 Annual Report

The Allstate Corporation
2775 Sanders Road
Northbrook, IL 60062–6127